SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2009

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)	Unaudited
QUARTERLY INFORMATION - ITR	Corporate Legislation
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07
4 - NIRE (State Registration Number)

01.02 - HEAD OFFICE

1 - ADDRESS Av. das Nações Unidas, 8501 - 19º andar	2 - DISTRICT Pinheiros

3 - ZIP CODE 05425-070	4 - CITY São Paulo	5 - STATE SP

6 - AREA CODE 011	7 - TELEPHONE 3025-9297	8 - TELEPHONE 3025-9158	9 - TELEPHONE 3025-9191	10 - TELEX
11 - AREA CODE 011	12 - FAX 3025-9438	13 - FAX 3025-9217	14 - FAX -

15 - E-MAIL

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME Alceu Duilio Calciolari

2 - ADDRESS Av. das Nações Unidas, 8501 - 19º andar	3 - DISTRICT Pinheiros

4 - ZIP CODE 05425-070	5 - CITY São Paulo	6 - STATE SP

7 - AREA CODE 011	8 - TELEPHONE 3025-9297	9 - TELEPHONE 3025-9158	10 - TELEPHONE 3025-9121	11 - TELEX
12 - AREA CODE 011	13 - FAX 3025-9438	14 - FAX 3025-9191	15 - FAX -

16 - E-MAIL dcalciolari@gafisa.com.br

01.04 - REFERENCE / AUDITOR

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
1/1/2009	12/31/2009	3	7/1/2009	9/30/2009	2	4/1/2009	6/30/2009
09 - INDEPENDENT ACCOUNTANT Terco Grant Thornton Auditores Independentes Soc. Simples					10 - CVM CODE 00635-1
11 - PARTNER IN CHARGE Daniel Gomes Maranhão Junior					12 - PARTNER'S CPF (INDIVIDUAL TAXPAYER'S REGISTER) 070.962.868-45

01.05 - CAPITAL STOCK

Number of Shares (in thousands)	1 - CURRENT QUARTER 9/30/2009	2 - PREVIOUS QUARTER 6/30/2009	3 - SAME QUARTER, PREVIOUS YEAR 9/30/2008
Paid-in Capital
1 - Common	133,463	133,463	133,088
2 - Preferred	0	0	0
3 - Total	133,663	133,463	133,088
Treasury share
4 - Common	3,125	3,125	3,125
5 - Preferred	0	0	0
6 - Total	3,125	3,125	3,125

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - STATUS Operational
3 - NATURE OF OWNERSHIP National Private
4 - ACTIVITY CODE 1110 – Civil Construction, Constr. Mat. and Decoration
5 - MAIN ACTIVITY Real Estate Development
6 - CONSOLIDATION TYPE Full
7 - TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Federal Tax ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (In thousands of Reais)	4 - AMOUNT OF CHANGE (In thousands of Reais)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (thousands)	8 -SHARE PRICE WHEN ISSUED (In Reais)
01	08/24/2009	1,233,465	887	Private cash subscription	130	6.8217000000
02	09/15/2009	1,233,897	431	Private cash subscription	41	10.6531000000

01.10 - INVESTOR RELATIONS OFFICER

1- DATE 11/05/2009	2 – SIGNATURE

02.01 - BALANCE SHEET - ASSETS (in thousands of Brazilian Reais)

1 - CODE	2 – DESCRIPTION	3 – 9/30/2009	4 – 6/30/2009
1	Total Assets	4,566,251	4,196,988
1.01	Current Assets	1,914,049	1,528,377
1.01.01	Cash and cash equivalents	327,598	231,961
1.01.01.01	Cash and banks	54,690	22,278
1.01.01.02	Financial Investments	272,908	209,683
1.01.02	Credits	749,676	482,092
1.01.02.01	Trade accounts receivable	749,676	482,092
1.01.02.01.01	Receivables from clients of developments	644,774	399,394
1.01.02.01.02	Receivables from clients of construction and services rendered	78,313	59,942
1.01.02.01.03	Other Receivables	26,589	22,756
1.01.02.02	Sundry Credits	0	0
1.01.03	Inventory	636,757	598,103
1.01.03.01	Properties for sale	636,757	598,103
1.01.04	Other	200,018	216,221
1.01.04.01	Deferred selling expenses	740	5,152
1.01.04.02	Other receivables	177,345	189,515
1.01.04.03	Prepaid expenses	11,713	21,554
1.01.04.04	Deferred taxes	10,220	0
1.02	Non Current Assets	2,652,202	2,668,611
1.02.01	Long Term Receivables	1,043,195	1,139,009
1.02.01.01	Sundry Credits	890,162	993,772
1.02.01.01.01	Receivables from clients of developments	700,563	767,292
1.02.01.01.02	Properties for sale	189,599	226,480
1.02.01.02	Credits with Related Parties	0	0
1.02.01.02.01	Associated companies	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other Related Parties	0	0
1.02.01.03	Other	153,033	145,237
1.02.01.03.01	Deferred taxes	130,245	112,036
1.02.01.03.02	Other receivables	15,299	20,616
1.02.01.03.03	Dividends receivables	5,000	5,000
1.02.01.03.04	Escrow deposit	2,489	7,585
1.02.02	Permanent Assets	1,609,007	1,529,602
1.02.02.01	Investments	1,579,618	1,504,731
1.02.02.01.01	Interest in associated and similar companies	0	0
1.02.02.01.02	Interest in associated and similar companies - Goodwill	0	0
1.02.02.01.03	Interest in Subsidiaries	1,059,427	994,979
1.02.02.01.04	Interest in Subsidiaries - goodwill	195,088	195,088
1.02.02.01.05	Other Investments	325,103	314,664
1.02.02.02	Property and equipment	25,373	21,079
1.02.02.03	Intangible assets	4,016	3,792
1.02.02.04	Deferred charges	0	0

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 – 9/30/2009	4 – 6/30/2009
2	Total Liabilities and Shareholders’ Equity	4,566,251	4,196,988
2.01	Current Liabilities	1,174,617	1,004,021
2.01.01	Loans and Financing	471,134	281,170
2.01.02	Debentures	60,920	106,388
2.01.03	Suppliers	65,961	64,860
2.01.04	Taxes, charges and contributions	81,452	76,553
2.01.05	Dividends Payable	26,106	26,106
2.01.06	Provisions	10,512	9,437
2.01.06.01	Provision for contingencies	10,512	9,437
2.01.07	Accounts payable to related parties	0	0
2.01.08	Other	458,532	439,507
2.01.08.02	Obligations for purchase of real estate and advances from customers	285,458	280,070
2.01.08.03	Payroll, profit sharing and related charges	38,448	29,253
2.01.08.04	Other liabilities	134,626	130,184
2.02	Non Current Liabilities	1,608,158	1,475,721
2.02.01	Long Term Liabilities	1,608,158	1,475,721
2.02.01.01	Loans and Financing	385,761	508,398
2.02.01.02	Debentures	644,000	394,000
2.02.01.03	Provisions	28,735	27,797
2.02.01.03.01	Provisions for contingencies	28,735	27,797
2.02.01.04	Accounts payable to related parties	0	0
2.02.01.05	Advance for future capital increase	336	0
2.02.01.06	Others	549,326	573,323
2.02.01.06.01	Obligations for purchase of real estate and advances from customers	51,403	47,367
2.02.01.06.02	Deferred income tax and social contribution	173,491	141,462
2.02.01.06.03	Amortization of gain on partial sale of Fit Residential	11,594	64,194
2.02.01.06.04	Negative goodwill on acquisition of subsidiaries	11,512	14,621
2.02.01.06.05	Other liabilities	301,326	305,679
2.03	Deferred income	0	0
2.05	Shareholders' equity	1,783,476	1,717,246
2.05.01	Paid-in capital stock	1,215,847	1,214,529
2.05.01.01	Capital Stock	1,233,897	1,232,579
2.05.01.02	Treasury shares	(18,050)	(18,050)
2.05.02	Capital Reserves	190,584	189,389
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiaries/ Associated and similar Companies	0	0
2.05.04	Revenue reserves	218,827	218,827
2.05.04.01	Legal	21,081	21,081
2.05.04.02	Statutory	159,213	159,213

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 – 9/30/2009	4 – 6/30/2009
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retained earnings	38,553	38,553
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other revenue reserves	0	0
2.05.05	Adjustments to Assets Valuation	0	0
2.05.05.01	Securities Adjustments	0	0
2.05.05.02	Cumulative Translation Adjustments	0	0
2.05.05.03	Business Combination Adjustments	0	0
2.05.06	Retained earnings/accumulated losses	158,218	94,501
2.05.07	Advances for future capital increase	0	0

03.01 - STATEMENT OF INCOME (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 -7/1/2009 to 9/30/2009	4 - 1/1/2009 to 9/30/2009	5 -7/1/2008 to 9/30/2008	6 - 1/1/2008 to 9/30/2008
3.01	Gross Sales and/or Services	340,760	854,314	203,110	738,465
3.01.01	Real estate development and sales	307,629	782,927	173,031	673,582
3.01.02	Construction services rendered revenue	32,488	82,391	10,683	34,690
3.01.03	Construction services rendered cost	(21,441)	(53,142)	(4,882)	(18,665)
3.01.04	Barter transactions revenue	22,084	42,138	24,278	48,858
3.02	Gross Sales Deductions	(12,607)	(28,770)	(6,384)	(21,772)
3.02.01	Taxes on sales and services	(10,851)	(25,941)	(6,126)	(20,576)
3.02.02	Brokerage fee on sales	(1,756)	(2,829)	(258)	(1,196)
3.03	Net Sales and/or Services	328,153	825,544	196,726	716,693
3.04	Cost of Sales and/or Services	(245,696)	(601,712)	(128,429)	(490,956)
3.04.01	Cost of Real estate development	(223,612)	(559,574)	(104,151)	(442,098)
3.4.02	Barter transactions cost	(22,084)	(42,138)	(24,278)	(48,858)
3.05	Gross Profit	82,457	223,832	68,297	225,737
3.06	Operating Expenses/Income	(11,742)	(36,172)	(43,073)	(97,524)
3.06.01	Selling Expenses	(13,294)	(45,944)	(19,650)	(50,299)
3.06.02	General and Administrative	(27,048)	(77,513)	(15,904)	(63,098)
3.06.02.01	Profit sharing	(6,612)	(11,788)	3,034	0
3.06.02.02	Stock option plan expenses	(1,195)	(8,459)	(6,158)	(15,103)
3.06.02.03	Other Administrative Expenses	(19,241)	(57,266)	(12,780)	(47,995)
3.06.03	Financial	(30,405)	(62,652)	1,551	31,810
3.06.03.01	Financial income	17,544	63,209	13,008	48,865
3.06.03.02	Financial Expenses	(47,949)	(125,861)	(11,457)	(17,055)
3.06.04	Other operating income	52,600	157,800	0	0
3.06.04.01	Gain on partial sale of Fit Residential – negative goodwill amortiz.	52,600	157,800	0	0
3.06.05	Other operating expenses	(34,060)	(81,105)	(11,884)	(25,351)
3.06.05.01	Depreciation and Amortization	(6,435)	(13,454)	(8,864)	(20,353)

03.01 - STATEMENT OF INCOME (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 -4/1/2009 to 6/30/2009	4 - 1/1/2009 to 6/30/2009	5 -4/1/2008 to 6/30/2008	6 - 1/1/2008 to 6/30/2008
3.06.05.02	Amortization of goodwill and negative goodwill	3,107	7,008	0	0
3.06.05.03	Other Operating expenses	(30,732)	(74,659)	(3,020)	(4,998)
3.06.06	Equity in results of investees	40,465	73,242	2,814	9,414
3.07	Total operating profit	70,715	187,660	25,224	128,213
3.08	Total non-operating (income) expenses, net	0	0	0	0
3.8.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Profit before taxes/profit sharing	70,715	187,660	25,224	128,213
3.10	Provision for income tax and social contribution	0	0	(67)	(745)
3.11	Deferred Income Tax	(6,438)	(28,332)	(11,807)	(30,392)
3.12	Statutory Profit Sharing/Contributions	(560)	(1,120)	1,120	0
3.12.01	Profit Sharing	0	0	0	0
3.12.02	Contributions	(560)	(1,120)	1,120	0
3.13	Reversal of interest attributed to shareholders’ equity	0	0	0	0
3.15	Net income for the Period	63,717	158,218	14,470	97,076
	NUMBER OF SHARES OUTSTANDING EXCLUDING TREASURY SHARES (in thousands)	130,508	130,508	129,963	129,963
	EARNINGS PER SHARE (Reais)	0.48822	1.21232	0.11134	0.74695
	LOSS PER SHARE (Reais)

04.01 - STATEMENT OF CASH FLOW – INDIRECT METHOD (in thousands of Brazilian Reais)

1 – CODE	2 – DESCRIPTION	3 -4/1/2009 to 6/30/2009	4 - 1/1/2009 to 6/30/2009	5 -4/1/2008 to 6/30/2008	6 - 1/1/2008 to 6/30/2008
4.01	Net cash from operating activities	(102,578)	(75,551)	(213,637)	(423,619)
4.01.01	Cash generated in the operations	17,397	73,424	76,464	224,942
4.01.01.01	Net Income for the year	63,717	158,218	14,470	97,076
4.01.01.02	Stock options expenses	1,194	8,458	6,158	15,103
4.01.01.03	Gain on sale of investments	(52,600)	(157,800)	0	0
4.01.01.04	Unrealized interest and finance charges, net	35,786	103,023	37,980	71,432
4.01.01.05	Deferred taxes	6,437	28,321	11,806	30,392
4.01.01.06	Depreciation and amortization	6,435	13,454	7,088	21,688
4.01.01.07	Amortization of negative goodwill	(3,107)	(7,008)	1,776	(1,335)
4.01.01.08	Equity in the results of investees	(40,465)	(73,242)	(2,814)	(9,414)
4.01.02	Variation in Assets and Liabilities	(119,975)	(148,975)	(290,101)	(648,561)
4.01.02.01	Trade accounts receivable	(200,856)	(475,324)	15,778	(367,236)
4.01.02.02	Properties for sale	(1,773)	134,766	1,343	(238,360)
4.01.02.03	Other Receivables	4,443	46,558	(196,427)	(289,672)
4.01.02.04	Deferred selling expenses	5,413	3,340	9,708	9,068
4.01.02.05	Prepaid expenses	8,841	9,302	(8,351)	(13,500)
4.01.02.06	Obligations for purchase of real state	9,810	(104,390)	5,829	248,244
4.01.02.07	Taxes, charges and contributions	4,899	12,056	4,706	13,105
4.01.02.08	Contingencies	38,916	69,221	1,521	1,630
4.01.02.09	Suppliers	1,101	16,271	(14,136)	(1,022)
4.01.02.10	Advances from customers	(386)	79,395	(149,055)	(71,451)
4.01.02.11	Payroll, profit sharing and related charges	9,192	23,396	(5,803)	(9,052)
4.01.02.12	Other accounts payable	(13,132)	23,566	44,733	45,710
4.01.02.13	Credit assignments, net	13,557	12,868	53	23,975
4.01.03	Others	0	0	0	0
4.02	Net cash from investments activities	(40,545)	(230,323)	(35,611)	(190,358)

04.01 - STATEMENT OF CASH FLOW – INDIRECT METHOD (in thousands of Brazilian Reais)

1 - CODE	2 – DESCRIPTION	3 -7/1/2009 to 9/30/2009	4 - 1/1/2009 to 9/30/2009	5 -7/1/2008 to 9/30/2008	6 - 1/1/2008 to 9/30/2008
4.02.01	Purchase of property and equipment and deferred charges	(10,953)	(22,763)	(11,835)	(31,897)
4.02.02	Capital contribution in subsidiary companies	(28,224)	(126,148)	(23,776)	(158,461)
4.02.03	Restricted cash in guarantee to loans	(1,368)	(81,512)	0	0
4.03	Net cash from financing activities	237,392	379,833	214,358	769,365
4.03.01	Capital increase	1,319	4,381	7,547	7,672
4.03.02	Loans and financing obtained	380,281	713,981	246,877	552,990
4.03.03	Repayment of loans and financing	(144,208)	(401,316)	(40,781)	(65,263)
4.03.04	Assignment of credits receivable, net	0	3,898	715	936
4.03.05	Contributions from venture partners	0	0	0	300,000
4.03.06	Dividends paid – 2007	0	0	0	(26,970)
4.03.07	CCI – Assignment of credits receivable	0	58,889	0	0
4.04	Foreign Exchange Variation on Cash and Cash Equivalents	0	0	0	0
4.05	Net increase (decrease) of Cash and Cash Equivalents	94,269	73,959	(34,890)	155,388
4.05.01	Cash at the beginning of the period	144,906	165,216	583,915	393,637
4.05.02	Cash at the end of the period	239,175	239,175	549,025	549,025

05.01 - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 07/01/2009 TO 09/30/2009 (in thousands of Brazilian reais)

1 - CODE	2 – DESCRIPTION	3 –CAPITAL STOCK	4 – CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED DEFICIT	8 – ADJUSTMENTS TO ASSETS VALUATION	9 – TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening balance	1,232,579	188,389	0	200,777	94,501	0	1,717,246
5.02	Prior-years adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	1,232,579	188,389	0	200,777	94,501	0	1,717,246
5.04	Net Income/Loss for the period	0	0	0	0	63,717	0	63,717
5.05	Allocations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on own capital	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of revenue reserves	0	0	0	0	0	0	0
5.07	Adjustments to assets valuation	0	0	0	0	0	0	0
5.07.01	Securities adjustments	0	0	0	0	0	0	0
5.07.02	Cumulative Translation adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/decrease in capital stock	1,318	0	0	0	0	0	1,318
5.09	Increase in capital reserves	0	1,195	0	0	0	0	1,195
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	Closing balance	1,233,897	190,584	0	200,777	158,218	0	1,783,476

05.02 - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2009 TO 06/30/2009 (in thousands of Brazilian reais)

1 - CODE	2 – DESCRIPTION	3 –CAPITAL STOCK	4 – CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED DEFICIT	8 – ADJUSTMENTS TO ASSETS VALUATION	9 – TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening balance	1,229,517	182,125	0	200,777	0	0	1,612,419
5.02	Prior-years adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	1,229,517	182,125	0	200,777	0	0	1,612,419
5.04	Net Income/Loss for the period	0	0	0	0	158,218	0	158,218
5.05	Allocations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on own capital	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of revenue reserves	0	0	0	0	0	0	0
5.07	Adjustments to assets valuation	0	0	0	0	0	0	0
5.07.01	Securities adjustments	0	0	0	0	0	0	0
5.07.02	Cumulative Translation adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/decrease in capital stock	4,380	0	0	0	0	0	4,380
5.09	Increase in capital reserves	0	8,459	0	0	0	0	8,459
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	Closing balance	1,233,897	190,584	0	200,777	158,218	0	1,783,476

08.01 – CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of Brazilian Reais)

1 - CODE	2 – DESCRIPTION	3 – 9/30/2009	4 – 6/30/2009
1	Total Assets	6,931,539	6,407,741
1.01	Current Assets	4,321,581	3,412,196
1.01.01	Cash and cash equivalents	1,099,687	1,056,312
1.01.01.01	Cash and banks	215,133	129,543
1.01.01.02	Financial Investments	884,554	926,769
1.01.02	Credits	1,718,110	989,326
1.01.02.01	Trade accounts receivable	1,718,110	989,326
1.01.02.01.01	Receivables from clients of developments	1,627,327	921,766
1.01.02.01.02	Receivables from clients of construction and services rendered	79,511	60,164
1.01.02.01.03	Other Receivables	11,272	7,396
1.01.02.02	Sundry Credits	0	0
1.01.03	Inventory	1,376,236	1,250,203
1.01.03.01	Properties for sale	1,376,236	1,250,203
1.01.04	Other	127,548	116,355
1.01.04.01	Deferred selling expenses	7,205	13,237
1.01.04.02	Other receivables	93,722	78,141
1.01.04.03	Prepaid expenses	13,522	22,098
1.01.04.04	Deferred taxes	13,099	2,879
1.02	Non Current Assets	2,609,958	2,995,545
1.02.01	Long Term Receivables	2,351,482	2,743,026
1.02.01.01	Sundry Credits	2,048,496	2,463,722
1.02.01.01.01	Receivables from clients of developments	1,662,300	1,924,000
1.02.01.01.02	Properties for sale	386,196	539,722
1.02.01.02	Credits with Related Parties	0	0
1.02.01.02.01	Associated companies	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other Related Parties	0	0
1.02.01.03	Other	302,986	279,304
1.02.01.03.01	Deferred taxes	250,846	227,848
1.02.01.03.02	Other receivables	49,651	32,323
1.02.01.03.03	Dividends receivable	0	0
1.02.01.03.04	Escrow deposit	2,489	19,133
1.02.02	Permanent Assets	258,476	252,519
1.02.02.01	Investments	195,088	195,088
1.02.02.01.01	Interest in associated and similar companies	0	0
1.02.02.01.02	Interest in Subsidiaries	0	0
1.02.02.01.03	Other investments	0	0
1.02.02.01.04	Interest in Subsidiaries - goodwill	195,088	195,088
1.02.02.02	Property and equipment	53,698	49,126
1.02.02.03	Intangible assets	9,690	8,305
1.02.02.04	Deferred charges	0	0

08.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 – 9/30/2009	4 – 6/30/2009
2	Total Liabilities and Shareholders’ equity	6,931,539	6,407,741
2.01	Current Liabilities	1,798,052	1,506,543
2.01.01	Loans and Financing	570,307	388,671
2.01.02	Debentures	80,781	113,902
2.01.03	Suppliers	194,302	155,701
2.01.04	Taxes, charges and contributions	132,216	120,624
2.01.05	Dividends Payable	26,106	26,106
2.01.06	Provisions	10,512	9,437
2.01.06.01	Provision for contingencies	10,512	9,437
2.01.07	Accounts payable to related parties	0	0
2.01.08	Other	783,828	692,102
2.01.08.01	Obligations for real estate development	0	0
2.01.08.02	Obligations for purchase of real estate and advances from customers	488,935	489,656
2.01.08.03	Payroll, profit sharing and related charges	61,206	71,159
2.01.08.04	Other liabilities	181,312	103,128
2.01.08.05	Deferred taxes	52,375	28,159
2.02	Non Current Liabilities	2,773,029	2,557,056
2.02.01	Long Term Liabilities	2,773,029	2,557,056
2.02.01.01	Loans and Financing	636,639	746,180
2.02.01.02	Debentures	1,244,000	994,000
2.02.01.03	Provisions	59,509	39,735
2.02.01.03.01	Provisions for contingencies	59,509	39,735
2.02.01.04	Accounts payable to related parties	0	0
2.02.01.05	Advance for future capital increase	1,180	817
2.02.01.06	Others	831,701	776,324
2.02.01.06.01	Obligations for purchase of real estate and advances from customers	147,168	140,439
2.02.01.06.02	Deferred taxes	322,870	276,582
2.02.01.06.03	Other liabilities	361,663	359,303
2.03	Deferred income	24,093	79,802
2.03.01	Negative goodwill on acquisition of subsidiaries	12,499	15,608
2.03.02	Amortization of gain on partial sale of Fit Residential	11,594	64,194
2.04	Minority Interests	552,889	547,094
2.05	Shareholders' equity	1,783,476	1,717,246
2.05.01	Paid-in capital stock	1,215,847	1,214,529
2.05.01.01	Capital Stock	1,233,897	1,232,579
2.05.01.02	Treasury shares	(18,050)	(18,050)
2.05.02	Capital Reserves	190,584	189,389
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiaries/ Associated and similar Companies	0	0
2.05.04	Revenue reserves	218,827	218,827
2.05.04.01	Legal	21,081	21,081

08.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 – 9/30/2009	4 – 6/30/2009
2.05.04.02	Statutory	159,213	159,213
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retained earnings	38,553	38,553
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other revenue reserves	0	0
2.05.05	Adjustments to Assets Valuation	0	0
2.05.05.01	Securities Adjustments	0	0
2.05.05.02	Cumulative Translation Adjustments	0	0
2.05.05.03	Business Combination Adjustments	0	0
2.05.06	Retained earnings/accumulated losses	158,218	94,501
2.05.07	Advances for future capital increase	0	0

09.01 – CONSOLIDATED STATEMENT OF INCOME (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 -7/1/2009 to 9/30/2009	4 - 1/1/2009 to 9/30/2009	5 -7/1/2008 to 9/30/2008	6 - 1/1/2008 to 9/30/2008
3.01	Gross Sales and/or Services	915,461	2,214,469	394,157	1,237,400
3.01.01	Real estate development and sales	872,617	2,129,991	365,220	1,173,114
3.01.02	Construction services rendered revenue	36,142	93,003	13,880	45,599
3.01.03	Construction services rendered cost	(22,877)	(62,651)	(10,673)	(32,398)
3.01.04	Barter transactions revenue	29,579	54,126	25,730	51,085
3.02	Gross Sales Deductions	(38,360)	(89,663)	(15,172)	(44,841)
3.02.01	Taxes on sales and services	(34,148)	(80,107)	(13,987)	(39,846)
3.02.02	Brokerage fee on sales	(4,212)	(9,556)	(1,185)	(4,995)
3.03	Net Sales and/or Services	877,101	2,214,806	378,985	1,192,559
3.04	Cost of Sales and/or Services	(621,927)	(1,523,640)	(246,364)	(814,201)
3.04.01	Cost of Real estate development	(592,348)	(1,469,514)	(220,634)	(763,116)
3.4.02	Barter transactions cost	(29,579)	(54,126)	(25,730)	(51,085)
3.05	Gross Profit	255,174	601,166	132,621	378,358
3.06	Operating Expenses/Income	(140,820)	(323,453)	(84,930)	(195,286)
3.06.01	Selling Expenses	(55,556)	(153,344)	(35,162)	(87,504)
3.06.02	General and Administrative	(57,041)	(171,712)	(31,433)	(104,990)
3.06.02.01	Profit sharing	(8,415)	(16,602)	2,882	0
3.06.02.02	Stock option plan expenses	(2,749)	(15,062)	(6,673)	(16,550)
3.06.02.03	Other Administrative Expenses	(45,877)	(140,048)	(27,642)	(88,440)
3.06.03	Financial	(31,008)	(52,937)	3,426	40,117
3.06.03.01	Financial income	33,104	106,399	19,474	64,389
3.06.03.02	Financial Expenses	(64,112)	(159,336)	(16,048)	(24,272)
3.06.04	Other operating income	52,600	157,800	0	0
3.06.04.01	Gain on partial sale of Fit Residential – negative goodwill amortize	52,600	157,800	0	0
3.06.05	Other operating expenses	(49,815)	(103,260)	(21,761)	(42,909)
3.06.05.01	Depreciation and Amortization	(9,784)	(24,166)	(11,402)	(29,606)

09.01 – CONSOLIDATED STATEMENT OF INCOME (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 -7/1/2009 to 9/30/2009	4 - 1/1/2009 to 9/30/2009	5 -7/1/2008 to 9/30/2008	6 - 1/1/2008 to 9/30/2008
3.06.05.02	Other Operating expenses	(40,031)	(79,094)	(10,359)	(13,303)
3.06.06	Equity in results of investees	0	0	0	0
3.07	Total operating profit	114,354	277,713	47,691	183,072
3.08	Total non-operating (income) expenses, net
3.8.01	Income
3.08.02	Expenses
3.09	Profit before taxes/profit sharing	114,354	277,713	47,691	183,072
3.10	Provision for income tax and social contribution	(4,828)	(15,659)	(5,379)	(13,639)
3.11	Deferred Income Tax	(23,142)	(49,245)	(12,537)	(36,817)
3.12	Statutory Profit Sharing/Contributions	(560)	(1,120)	1,120	0
3.12.01	Profit Sharing	(560)	(1,120)	1,120	0
3.12.02	Contributions
3.13	Reversal of interest attributed to shareholders’ equity
3.14	Minority interest	(22,107)	(53,471)	(16,425)	(35,540)
3.15	Net income for the Period	63,717	158,218	14,470	97,076
	NUMBER OF SHARES OUTSTANDING EXCLUDING TREASURY SHARES (in thousands)	130,508	130,508	129,963	129,963
	EARNINGS PER SHARE (Reais)	0.48822	1.21232	0.11134	0.74695
	LOSS PER SHARE (Reais)

10.01 – CONSOLIDATED STATEMENT OF CASH FLOW – INDIRECT METHOD (in thousands of Brazilian Reais)

1 - CODE	2 – DESCRIPTION	3 -7/1/2009 to 9/30/2009	4 - 1/1/2009 to 9/30/2009	5 -7/1/2008 to 9/30/2008	6 - 1/1/2008 to 9/30/2008
4.01	Net cash from operating activities	(194,493)	(445,917)	(234,542)	(620,411)
4.01.01	Cash generated in the operations	86,785	217,221	88,128	265,428
4.01.01.01	Net Income for the year	63,717	158,218	14,470	97,076
4.01.01.02	Stock options expenses	2,749	15,062	6,673	16,550
4.01.01.03	Gain on sale of investments	(52,600)	(157,800)	0	0
4.01.01.04	Unrealized interest and finance charges, net	39,719	123,347	43,781	86,114
4.01.01.05	Deferred taxes	23,142	49,245	11,802	36,082
4.01.01.06	Depreciation and amortization	12,894	30,190	9,633	30,253
4.01.01.07	Amortization of negative goodwill	(3,107)	(6,021)	1,769	(647)
4.01.01.08	Disposal of fixed asset	271	4,980	0	0
4.01.02	Variation in Assets and Liabilities	(281,278)	(663,138)	(322,670)	(885,839)
4.01.02.01	Trade accounts receivable	(467,084)	(1,261,865)	(53,051)	(590,489)
4.01.02.02	Properties for sale	27,494	266,545	(117,656)	(517,440)
4.01.02.03	Other Receivables	(82,314)	57,759	(40,944)	(114,676)
4.01.02.04	Deferred selling expenses	6,032	223	(446)	117
4.01.02.05	Prepaid expenses	8,576	8,889	(8,331)	(11,668)
4.01.02.06	Obligations for purchase of real estate	16,240	(94,395)	79,262	337,694
4.01.02.07	Taxes, charges and contributions	24,138	31,595	10,879	30,472
4.01.02.08	Contingencies	39,171	62,610	1,888	2,270
4.01.02.09	Suppliers	38,601	81,602	(18,575)	13,860
4.01.02.10	Advances from customers	(10,231)	76,637	(147,810)	(38,631)
4.01.02.11	Payroll, profit sharing and related charges	(9,950)	31,518	(10,219)	(14,236)
4.01.02.12	Other accounts payable	113,456	35,825	(23,013)	(13,880)
4.01.02.13	Credit assignments, net	14,593	39,919	5,346	30,768
4.01.03	Others	0	0	0	0
4.02	Net cash from investments activities	(29,344)	(109,408)	(14,297)	(32,714)

10.01 – CONSOLIDATED STATEMENT OF CASH FLOW – INDIRECT METHOD (in thousands of Brazilian Reais)

1 - CODE	2 – DESCRIPTION	3 -7/1/2009 to 9/30/2009	4 - 1/1/2009 to 9/30/2009	5 -7/1/2008 to 9/30/2008	6 - 1/1/2008 to 9/30/2008
4.02.01	Purchase of property and equipment and intangible assets	(19,120)	(34,999)	(14,297)	(32,714)
4.02.02	Restricted cash in guarantee to loans	(10,224)	(74,409)	0	0
4.03	Net cash from financing activities	256,988	975,101	249,804	913,133
4.03.01	Capital increase	1,319	4,381	7,547	7,672
4.03.02	Loans and financing obtained	436,560	1,418,227	303,037	692,663
4.03.03	Repayment of loans and financing	(187,307)	(567,655)	(61,322)	(102,695)
4.03.04	Assignment of credits receivable, net	15,214	860	542	42,463
4.03.05	Contributions from venture partners	0	0	0	300,000
4.03.06	Proceeds from subscription of redeemable equity interest in securitization fund	(8,798)	49,973	0	0
4.03.07	Dividends paid - 2007	0	0	0	(26,970)
4.03.08	CCI – assignment of credits receivable	0	69,315	0	0
4.04	Foreign Exchange Variation on Cash and Cash Equivalents	0	0	0	0
4.05	Net increase (decrease) of Cash and Cash Equivalents	33,151	419,776	965	260,008
4.05.01	Cash at the beginning of the period	915,199	528,574	776,463	517,420
4.05.02	Cash at the end of the period	948,350	948,350	777,428	777,428

11.01 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 07/01/2009 TO 09/30/2009 (in thousands of Brazilian reais)

1 - CODE	2 – DESCRIPTION	3 –CAPITAL STOCK	4 – CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED DEFICIT	8 – ADJUSTMENTS TO ASSETS VALUATION	9 – TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening balance	1,232,579	189,389	0	200,777	94,501	0	1,717,246
5.02	Prior-years adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	1,232,579	189,389	0	200,777	94,501	0	1,717,246
5.04	Net Income/Loss for the period	0	0	0	0	63,717	0	63,717
5.05	Allocations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on own capital	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of revenue reserves	0	0	0	0	0	0	0
5.07	Adjustments to assets valuation	0	0	0	0	0	0	0
5.07.01	Securities adjustments	0	0	0	0	0	0	0
5.07.02	Cumulative Translation adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/decrease in capital stock	1,318	0	0	0	0	0	1,318
5.09	Increase in capital reserves	0	1,195	0	0	0	0	1,195
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	Closing balance	1,233,897	190,584	0	200,777	158,218	0	1,783,476

11.02 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2009 TO 09/30/2009 (in thousands of Brazilian reais)

1 - CODE	2 – DESCRIPTION	3 –CAPITAL STOCK	4 – CAPITALRESERVES	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED DEFICIT	8 – ADJUSTMENTS TO ASSETS VALUATION	9 - TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening balance	1,229,517	182,125	0	200,777	0	0	1,612,419
5.02	Prior-years adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	1,229,517	182,125	0	200,777	0	0	1,612,419
5.04	Net Income/Loss for the period	0	0	0	0	158,218	0	158,218
5.05	Allocations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on own capital	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of profit reserves	0	0	0	0	0	0	0
5.07	Adjustments to assets valuation	0	0	0	0	0	0	0
5.07.01	Securities adjustments	0	0	0	0	0	0	0
5.07.02	Cumulative Translation adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/decrease in capital stock	4,380	0	0	0	0	0	4,380
5.09	Increase in capital reserves	0	8,459	0	0	0	0	8,459
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	Closing balance	1,233,897	190,584	0	200,777	158,218	0	1,783,476

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Corporate Legislation
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHERS	Base Date - 09/30/2009

01610-1 GAFISA S/A	01.545.826/0001-07

06.01 – NOTES TO QUARTERLY INFORMATION

(In thousands of Brazilian reais, unless otherwise stated)

1 Operations

Gafisa S.A. and its subsidiaries (collectively, the “Company”) started its operations in 1997, with the objectives of: (a) promoting and managing all forms of real estate ventures on its own behalf or for third parties; (b) purchasing, selling and negotiating real estate properties in general, including provision of financing to real estate clients; (c) carrying out civil construction and civil engineering services; (d) developing and implementing marketing strategies related to its own or third party real estate ventures; and (e) investing in other Brazilian or foreign companies which have similar objectives as the Company's.

The Company forms jointly-controlled ventures (Special Purpose Entities - SPEs) and participates in consortia and condominiums with third parties as means of meeting its objectives. The controlled entities share the structure and corporate, managerial and operating costs with the Company.

On September 1, 2008, the Company and Construtora Tenda S.A. ("Tenda") merged Tenda and Fit Residencial Empreendimentos Imobiliários Ltda., by means of a Merger Protocol and Justification. On October 3, 2008, this Merger Protocol and Justification was approved by Gafisa’s Board of Directors, as well as the first Amendment to the Protocol. Upon exchange of Fit Residencial quotas for Tenda shares, the Company received 240,391,470 common shares, representing 60% of total and voting capital of Tenda after the merger of Fit Residencial, in exchange for 76,757,357 quotas of Fit Residencial. The Tenda shares received by the Company in exchange for Fit Residencial quotas will have the same rights, attributed on the date of the merger of the shares by the Company, and will receive all benefits, including dividends and distributions of capital that may be declared by Tenda as from the merger approval date. On October 21, 2008, the merger of Fit Residencial into Tenda was approved at an Extraordinary Shareholders’ Meeting by the Company’s shareholders (Note 8).

On February 27, 2009, Gafisa and Odebrecht Empreendimentos Imobiliários S.A. announced an agreement for the dissolution of the partnership in Bairro Novo Empreendimentos Imobiliários S.A., terminating the Shareholders’ Agreement then effective between the partners. Therefore Gafisa is no longer a partner in Bairro Novo Empreendimentos Imobiliários S.A. The real estate ventures that were being conducted together by the parties started to be carried out separately, Gafisa in charge of developing the Bairro Novo Cotia real estate venture, whereas Odebrecht Empreendimentos Imobiliários S.A. in charge of the other ventures of the dissolved partnership.

On June 29, 2009, Gafisa S.A. and Construtora Tenda S.A. entered into a Private Instrument for Assignment and Transfer of Quotas and Other Covenants, in which Gafisa assigns and transfers to Tenda 41,341,895 quotas of Cotia1 Empreendimento Imobiliário for the net book value of R$ 41,342 (Note 7).

Page: 1

On October 21, 2009 the Company informed that it intends to present to its shareholders by the end of 2009 a proposal for merging all shares of its subsidiary, which conditions are still being negotiated with the Independent Committee. If the merger is approved, Tenda will become a wholly-owned subsidiary of Gafisa (Note 21).

2 Presentation of the Quarterly Information

This quarterly information was approved by the Board of Directors in their meeting held on October 29, 2009.

(a) Basis of presentation

The quarterly information (“ITR”) was prepared in accordance with accounting practices adopted in Brazil as determined by the Brazilian Corporate Law (“Corporate Law”), the Accounting Standards Committee (“CPC”), the Federal Accounting Council (“CFC”), the IBRACON – Institute of Independent Auditor of Brazil (“IBRACON”) and additional regulations and resolutions of the Brazilian Securities Commission (“CVM”). The Company and its subsidiaries opted for, as provided for by the CVM/SNC/SEP Circular Letter No. 02/2009, based on the attribute of comparability, disclosing the ITR for 2009, compared to the equal period ended September 30, 2008, adjusted according to the same practices effective in the current year’s quarter.

The effects of changes in the Brazilian GAAP on the parent company’s and consolidated results of operations for the quarter and period ended September 30, 2008 are as follows:

		Quarter		Accumulated

	Parent		Parent
	company	Consolidated	company	Consolidated

Net income as originally reported for the
period ended September 2008	37,970	37,970	139,781	139,781
Adjustment to present value of assets
and liabilities	6,528	5,911	8,161	4,418
Stock option plans	(6,158)	(6,673)	(15,103)	(16,550)
Warranty provision	(807)	(1,667)	(2,422)	(3,494)
Depreciation of sales stands, facilities
model apartments and related
furnishings	(1,130)	(3,307)	(4,409)	(9,334)
Other	(3,823)	(10,732)	(1,612)	(9,727)
Equity in results	(18,110)	-	(27,320)	-
Minority interest	-	(7,032)	-	(8,018)

Net income adjusted for the period ended
September 30, 2008	14,470	14,470	97,076	97,076

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The income tax and social contribution effects arising from the initial adoption of the Law No. 11,941/09 were recorded based on the pre-existing tax regulations.

Gafisa S.A. and its subsidiaries’ elections to follow the provisions of the Transitory Tax Regime (RTT), as provided for by Law No. 11,941/09, will be declared in the corporate income tax returns (DIPJ) for 2009.

(b) Use of estimates

The preparation of quarterly information requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the quarterly information and the reported amounts of revenues and expenses during the reporting period. The quarterly information includes estimates that are used to determine certain items, including, among others, the estimated costs of the ventures, allowance for doubtful accounts, warranty provision, provisions necessary for the non-recovery of assets, the provision for credits not recognized related to deferred tax, and the recognition of contingent liabilities. Actual results may differ from the estimates.

(c) Consolidation principles

The consolidated quarterly information includes the accounts of Gafisa S.A. and those of all of its subsidiaries (Note 8), with separate disclosure of the participation of minority shareholders. The proportional consolidation method is used for investments in jointly-controlled investees, which are all governed by shareholder agreements; as a consequence, assets, liabilities, revenues and costs are consolidated based on the proportion of the equity interest the Company holds in the capital of the investee.

All significant intercompany accounts and transactions are eliminated upon consolidation, including investments, current accounts, dividends receivable, income and expenses and unrealized results among consolidated companies, net of tax effects.

The accounting practices are uniformly and consistently adopted by all consolidated Companies.

Transactions and balances with related parties, shareholders and investees are disclosed in the respective notes.

The statement of changes in shareholders' equity reflects the changes in Gafisa S.A.'s parent company's books.

3 Significant Accounting Practices

The more significant accounting practices adopted in the preparation of the quarterly information are as follows:

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(a) Recognition of results

(i) Real estate development and sales

Revenues, as well as costs and expenses directly related to real estate development units sold and not yet finished, are recognized over the course of the construction period and the following procedures are adopted:

For completed units, the result is recognized when the sale is made, regardless of the receipt of the contractual amount, provided that the following conditions are met: (a) the result is determinable, that is, the collectibility of the sale price is reasonably assured or the amount that will not be collected can be estimated, and (b) the earnings process is virtually complete, that is, the Company is not obliged to perform significant activities after the sale to earn the profit. The collectibility of the sales price is demonstrated by the client's commitment to pay, which in turn is supported by initial and continuing investment.

In the sales of unfinished units, the following procedures and rules were observed:

.. The incurred cost (including the costs related to land) corresponding to the units sold is fully appropriated to the result.

.. The percentage of incurred cost (including costs related to land) is measured in relation to total estimated cost, and this percentage is applied on the revenues from units sold, determined in accordance with the terms established in the sales contracts, thus determining the amount of revenues and selling expenses to be recognized.

.. Any amount of revenues recognized that exceeds the amount received from clients is recorded as current or long-term assets. Any amount received in connection with the sale of units that exceeds the amount of revenues recognized is recorded as "Obligations for purchase of land and Advances from clients".

.. Interest and inflation-indexation charges on accounts receivable as from the time the client takes possession of the property, as well as the adjustment to present value of accounts receivable, are appropriated to the result from the development and sale of real estate using the accrual basis of accounting.

.. The financial charges on accounts payable for the acquisition of land and real estate credit operations during the construction period are appropriated to the cost incurred, and recognized in results upon the sale of the units of the venture to which they are directly related.

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The taxes on the difference between the revenues from real estate development and the accumulated revenues subject to tax are calculated and recognized when the difference in revenues is recognized.

The other income and expenses, including advertising and publicity, are appropriated to the results as they are incurred using the accrual basis of accounting.

(ii) Construction services

Revenues from real estate services consist primarily of amounts received in connection with construction management activities for third parties, technical management and management of real estate; revenues are recognized as services are rendered.

(iii) Revenues and costs related to barter transactions

As per CPC (O) No. 01, “Real Estate Development Entities”, for barter transactions of land in exchange for units, the value of land acquired by the Company is calculated based on the fair value of real estate units to be delivered, and recorded in inventories of Properties for sale against liabilities for Advances from clients, at the time the barter agreement is signed. Revenues, as well as costs incurred from barter transactions are appropriated to income over the course of construction period of the projects based on the financial measure of completion.

(b) Cash and cash equivalents

Consist primarily of bank certificates of deposit and investment funds, denominated in reais, having a ready market and original maturity of 90 days or less or in regard to which there are no penalties or other restrictions for early redemption, recognized at market value.

Investment funds in which the Company is the sole owner are fully consolidated.

(c) Receivables from clients

These are stated at cost plus accrued interest and indexation adjustments, net of adjustment to present value. The allowance for doubtful accounts, when necessary, is provided in an amount considered sufficient by management to meet expected losses.

The installments due are indexed based on the National Civil Construction Index (INCC) during the construction phase, and based on the General Market Prices Index (IGP-M) after delivery of the units.

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(d) Certificates of real estate receivables (CRIs)

The Company assigns receivables for the securitization and issuance of mortgage-backed securities ("CRI"). When this assignment does not involve right of recourse, it is recorded as a reduction of accounts receivable. When the transaction involves recourse against the Company, the accounts receivable sold is maintained on the balance sheet. The financial guarantees, when a participation is acquired (subordinated CRI) and maintained to secure the receivables that were assigned, are recorded in the balance sheet in Long-term receivables at fair value.

(e) Investment Fund of Receivables ("FIDC”)

The Company consolidates Investment Funds of Receivables (FIDC) in which it holds subordinated quotas, subscribed and paid in by the Company in receivables.

Pursuant to CVM Instruction No. 408, the consolidation by the Company of FDIC arises from the evaluation of the underlying and economic reality of these investments, considering, among others: (a) whether the Company still have control over the assigned receivables, (b) whether it still retains any right in relation to assigned receivables, (c) whether it still bears the risks and responsibilities for the assigned receivables, and (d) whether the Company fundamentally or usually pledges guarantees to FIDC investors in relation to the expected receipts and interests, even informally.

When consolidating the FIDC in its financial statements, the Company discloses the receivables in the group of accounts of receivables from clients and the FIDC net worth is reflected in consolidated minority interests, the balance of subordinated quotas held by the Company being eliminated in this consolidation process.

The financial costs of these transactions are appropriated on pro rata basis in the adequate heading of financial expenses.

(f) Real estate credit certificate (“CCI”)

The Company carries out the assignment and/or securitization of receivables related to credits of statutory lien on completed real estate ventures. This securitization is carried out upon the issuance of the real estate credit certificate (CCI), which is assigned to financial institutions that grant credit.

(g) Properties for sale

Land is stated at cost of acquisition. Land is recorded only after the deed of property is registered. The Company also acquires land through barter transactions where, in exchange for the land acquired, it undertakes to deliver (a) real estate units under development or (b) part of the sales revenues originating from the sale of the real estate units. Land acquired through barter transaction is stated at fair value.

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Properties are stated at construction cost, which does not exceed the net realizable value. In the case of real estate developments in progress, the portion in inventories corresponds to the cost incurred for units that have not yet been sold. The cost comprises construction (materials, own or outsourced labor and other related items) and land, including financial charges appropriated to the development as incurred during the construction phase.

When the cost of construction of properties for sale exceeds the expected cash flow from sales, once completed or still under construction, an impairment charge is recognized in the period when the book value is considered no longer to be recoverable. This analysis is consistently applied to residential ventures targeted at the low, medium and high income markets, regardless of their geographic region or construction phase.

Properties for sale are reviewed to evaluate the recovery of the book value of each real estate development when events or changes in macroeconomic scenarios indicate that the book value may not be recoverable. If the book value of a real estate development is not recoverable, compared to its realizable value through expected cash flows, a provision is recorded.

The Company capitalizes interest on developments during the construction phase, arising from the National Housing System and other credit lines that are used for financing the construction of developments (limited to the corresponding financial expense amount).

(h) Deferred selling expenses

Brokerage expenditures are recorded in results following the same percentage-of-completion criteria adopted for the recognition of revenues. The charges related to sales commission of the buyer are not recognized as revenue or expense of the Company.

(i) Warranty provision

As per CPC (O) No. 01, “Real Estate Development Entities”, the Company and its subsidiaries presented at September 30 and June 30, 2009 a provision to cover expenditures for repairing construction defects covered during the warranty period, amounting to R$ 15,707 and R$ 14,452 (consolidated), respectively, except for the subsidiaries that operate with outsourced companies, which are the own guarantors of the constructions services provided. The warranty period is five years from the delivery of the unit.

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(j) Prepaid expenses

These are taken to income in the period to which they relate.

(k) Property and equipment

Recorded at cost. Depreciation is calculated on straight-line based on the estimated useful life of the assets, as follows: vehicles - 5 years; (ii) office equipment and other installations - 10 years; and (iii) sales stands, facilities, model apartments and related furnishings - 1 year.

As per CPC (O) No. 01, “Real Estate Development Entities”, expenditures incurred for the construction of sales stands, facilities, model apartments and related furnishings are capitalized as Property and equipment. Depreciation commences upon launch of the development and is recorded over the average term of one year and subject to periodical analysis of asset impairment.

(l) Intangible assets

Intangible assets relate to the acquisition and development of computer systems and software licenses, recorded at acquisition cost, and are amortized over a period of up to five years.

(m) Investments in subsidiaries and jointly-controlled investees

(i) Net equity value

If the Company holds more than half of the voting capital of another company, the latter is considered a subsidiary and is consolidated. In situations where shareholder agreements grant the other party veto rights affecting the Company's business decisions with regards to its subsidiary, such affiliates are considered to be jointly-controlled companies and are recorded on the equity method.

Cumulative movements after acquisitions are adjusted in cost of investment. Unrealized gains or transactions between Gafisa S.A. and its affiliates and subsidiary companies are eliminated in proportion to the Gafisa S.A.'s interest; unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the asset transferred.

When the Company's interest in the losses of subsidiaries is equal to or higher than the amount invested, the Company recognizes the residual portion of the net capital deficiency since it assumes obligations to make payments on behalf of these companies or for advances for future capital increase.

Page: 8

The accounting practices of acquired subsidiaries are aligned with those of the parent company, in order to ensure consistency with the practices adopted by the Company.

(ii) Goodwill and negative goodwill on the acquisition of investments

The Company’s investments in subsidiaries include goodwill when the acquisition cost exceeds the book value of net tangible assets of the acquired subsidiary and negative goodwill when the acquisition cost is lower.

Up to December 31, 2008, the goodwill is amortized in accordance with the underlying economic basis which considers factors such as the land bank, the ability to generate results from developments launched and/or to be launched and other inherent factors. Pursuant to OCPC02, from January 1, 2009 goodwill is no longer amortized in results for the period.

The Company annually evaluates at the balance sheet date whether there are any indications of permanent loss and potential adjustments to measure the residual portion not amortized of recorded goodwill, and records an impairment provision, if required, to adjust the carrying value of goodwill to recoverable amounts or to realizable values. If the book value exceeds the recoverable amount, the amount thereof is reduced.

Goodwill that cannot be justified economically is immediately charged to results for the year.

Negative goodwill that is justified economically is appropriated to results at the extent the assets which originated it are realized. Negative goodwill that is not justified economically is recognized in results only upon disposal of the investment.

(n) Obligations for purchase of land and advances from clients (barter transactions)

These are contractual obligations established for purchases of land in inventory (Property for sale) which are stated at amortized cost plus interest and charges proportional to the period (pro rata basis), when applicable, net of adjustment to present value.

The obligations related to barter transactions of land in exchange for real estate units are stated at fair value, as Advances from clients.

(o) Selling expenses

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Selling expenses include advertising, promotion, brokerage fees and similar expenses, appropriated to results when incurred.

(p) Taxes on income

Taxes on income in Brazil comprise Federal income tax (25%) and social contribution (9%), as recorded in the statutory accounting records, for entities on the taxable profit regime, for which the composite statutory rate is 34%. Deferred taxes are provided on all temporary tax differences.

As permitted by tax legislation, certain subsidiaries and jointly-controlled companies, the annual billings of which were lower than a specified amount, opted for the presumed profit regime. For these companies, the income tax basis is calculated at the rate of 8% on gross revenues plus financial income and for the social contribution basis at 12% on gross revenues plus financial income, upon which the income tax and social contribution rates, 25% and 9%, respectively, are applied.

The deferred tax assets are recognized to the extent that future taxable income is expected to be available to be used to offset temporary differences based on the budgeted future results prepared based on internal assumptions. New circumstances and economic scenarios may change the estimates.

Deferred tax assets arising from net operating losses have no expiration dates, though offset is restricted to 30% of annual taxable income. Taxable entities on the presumed profit regime cannot offset prior year losses against tax payable.

In the event realization of deferred tax assets is not considered to be probable, no amount is recorded (Note 15).

(q) Other current and long-term liabilities

These liabilities are stated on the accrual basis at their known or estimated amounts, plus, when applicable, the corresponding indexation charges and foreign exchange gains and losses.

The liability for future compensation of employee vacations earned is fully accrued.

Gafisa S.A. and its subsidiaries do not offer private pension plans or retirement plan or other post-employment benefits to employees.

Page: 10

(r) Stock option plans

As approved by its Board of Directors, the Company offers to its selected executives share-based compensation plans ("Stock Options").

CPC No. 10, “Share-based Compensation”, requires that the options, calculated at the grant date, be recognized as an expense against shareholders' equity, at the extent service is rendered.

The fair value of services received from the plan participants, in exchange for options, is determined in relation to the fair value of shares, on the grant date of each plan. and recognized as expense through the vesting date.

(s) Profit sharing program for employees and officers

The Company provides for the distribution of profit sharing benefits and bonuses to employees recognized in results in General and administrative expenses.

Additionally, the Company's bylaws establish the distribution of profit sharing to executive officers (in an amount that does not exceed the lower of (i) their annual compensation or (ii) 10% of the Company's net income).

The bonus systems operate on a three-tier performance-based structure in which the corporate efficiency targets as approved by the Board of Directors must first be achieved, followed by targets for the business units and finally individual performance targets.

(t) Present value adjustment

In conformity with CPC No. 12, "Adjustment to Present Value", the assets and liabilities arising from long-term transactions were adjusted to present value.

As specified by CPC (O) No. 01, "Real Estate Development Entities", for inflation-indexed receivables arising from installment sales of unfinished units, the receivables formed prior to delivery of the units which does not accrue interest, were discounted to present value. The reversal of the adjustment to present value, considering that an important part of the Company’s activities is to finance its customers, was made as a contra-entry to the real estate development revenue group itself, consistent with the interest accrued on the portion of accounts receivable related to the “after the keys” period.

The financial charges of funds used in the construction and finance of real estate ventures shall be capitalized. As interest from funds used to finance the acquisition of land for development and construction is capitalized, the accretion of the present value adjustment arising from the obligation is recorded in Real estate development operating costs or against inventories of Properties for sale, as the case may be, until the construction phase of the venture is completed.

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Accordingly, certain asset and liability items are adjusted to present value based on discount rates that reflect management's best estimate of the value of money over time and the specific risks of the asset and the liability.

(u) Cross-currency interest rate swap and derivative transactions

The Company has derivative instruments for the purposes of mitigating the risk of its exposure to the volatility of currencies, indices and interest rates, recognized at fair value directly in income. In accordance with its treasury policies, the Company does not acquire or issue derivative financial instruments for speculative purposes.

(v) Financial liabilities recorded at fair value

Pursuant to CPC No. 14, "Financial Instruments: Recognition, Measurement and

Evidence", financial instruments are classified among four categories: (i) financial assets or liabilities measured at fair value through income, (ii) held to maturity, (iii) loans and receivables, and (iv) available for sale. The classification depends upon the purpose for which the financial assets and liabilities were acquired. Management classifies its financial assets and liabilities when initially recognized. At September 30, 2009, the Company has financial assets and liabilities that fit into the categories (i) and (iii).

At September 30 and June 30, the Company recorded certain loans denominated in foreign currency as financial liabilities at fair value through income. These transactions are directly linked to the cross-currency interest rate swaps and are recognized at fair value. Changes in the fair value of financial liabilities are directly recognized in results.

(w) Impairment of financial assets

At each balance sheet date, or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable, the Company evaluates whether there are any indications of impairment of a financial asset or group of financial assets in relation to the market value, and its ability to generate positive cash flows to support its realization. A financial asset or group of financial assets is considered impaired when there is objective evidence of a decrease in recoverable value as a result of one or more events that occurred after the initial recognition of the asset, which impact estimated future cash flows.

(x) Debenture and share issuance expenses

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As per CPC No. 08, "Transaction Costs and Premiums on Issuance of Securities", share issuance expenses are accounted for as a direct reduction of capital raised. In addition, transaction costs and premiums on issuance of debt securities are amortized over the terms of the security and the balance is presented net of issuance expenses.

(y) Earnings per share

Earnings per share are calculated based on the number of shares outstanding at the balance sheet date, net of treasury shares.

4 Cash, Cash Equivalents and Financial Investments

	Parent company		Consolidated

	9/30/2009	6/30/2009	9/30/2009	6/30/2009

Cash and cash equivalents
Cash and banks	54,690	22,278	215,133	129,543
Cash equivalents
Investment funds	118,819	1,410	161,125	18,015
Securities purchased under agreement to resell	17,725	77,978	81,601	13,111
Bank Certificates of Deposits – CDBs	47,941	43,240	490,491	754,530

Total cash and cash equivalents	239,175	144,906	948,350	915,199

Restricted cash in guarantee of loans	88,423	87,055	151,337	141,113

Total financial investments	272,908	209,683	884,554	926,769

Total cash, cash equivalents and financial investments	327,598	231,961	1,099,687	1,056,312

At September 30, 2009, Bank Deposit Certificates – CDBs include earned interest from 95% to 104% (June 30, 2009 - 94% to 107%) of Interbank Deposit Certificate – CDI, invested in first class financial institutions.

At September 30 and June 30, 2009 the amount related to investment funds is recorded at market value. Pursuant to CVM Instruction No. 408/04, financial investments in investment funds in which the Company has an exclusive interest are consolidated.

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5 Receivables from clients

	Parent company		Consolidated

	9/30/2009	6/30/2009	9/30/2009	6/30/2009

Real estate development and sales	1,372,496	1,187,019	3,369,569	2,913,905
(-) Adjustment to present value	(27,159)	(20,333)	(79,942)	(68,139)
Services and construction	78,313	59,942	79,511	60,164
Other receivables	26,589	22,756	11,272	7,396

Total net of adjustment to present value	1,450,239	1,249,384	3,380,410	2,913,326

Current	749,676	482,092	1,718,110	989,326
Non-current	700,563	767,292	1,662,300	1,924,000

The balance of accounts receivable from units sold and not yet delivered is limited to the portion of revenues accounted for net of the amounts already received.

The balances of advances from clients (development and services), which exceed the revenues recorded in the period, amount to R$ 128,384 in consolidated at September 30, 2009 (June 30, 2009 - R$ 123,592), and are classified in Obligations for purchase of land and advances from clients.

Accounts receivable from completed real estate units delivered are in general subject to annual interest of 12%, the financial income being recorded in income as "Revenue from real estate development "; the interest recognized for the periods and quarters ended September 30, 2009 and 2008 totaled R$26,060 and R$ 16,841, and R$ 6,529 and R$ 7,449 (parent company), and R$ 38,915 and R$ 32,105, and R$ 10,925 and R$ 12,948 (consolidated), respectively.

The allowance for doubtful accounts for Tenda totaled R$ 18,815 (consolidated) at September 30, 2009 and June 30, 2009, and is considered sufficient by the Company's management to cover future losses on the realization of accounts receivable of this subsidiary.

An allowance for doubtful accounts is not considered necessary, except for Tenda, since the history of losses on accounts receivable is insignificant. The Company's evaluation of the risk of loss takes into account that these credits refer mostly to developments under construction, where the transfer of the property deed only takes place after the settlement and/or negotiation of the client receivables.

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The total reversal value of the adjustment to present value recognized in the real estate development revenue for the periods and quarters ended September 30, 2009 and 2008 amounted to R$ (2,529) and R$ 5,491, and R$ (3,508) and R$ (2,138) (parent company), and R$ (16,904) and R$ (8,337), and R$ (7,134) and R$ (6,450) (consolidated), respectively.

On March 31, 2009, the Company carried out a FIDC transaction, which consists of an assignment of a portfolio comprising select residential and commercial real estate receivables arising from Gafisa and its subsidiaries. This portfolio was assigned and transferred to “Gafisa FIDC” which issued Senior and Subordinated quotas. This first issuance of senior quotas was made through an offering restricted to qualified investors. Subordinated quotas were subscribed exclusively by Gafisa. Gafisa FDIC acquired the portfolio of receivables at a discount rate equivalent to the interest rate of finance contracts.

Gafisa was hired by Gafisa FDIC and will be remunerated for performing, among other duties, the conciliation of the receipt of receivables owned by the fund and the collection of past due receivables. The transaction structure provides for the substitution of Gafisa as collection agent in case of non-fulfillment of the responsibilities described in the collection service contract.

The Company assigned its receivables portfolio amounting to R$ 119,622 to Gafisa FIDC in exchange for cash, at the transfer date, discounted to present value, for R$ 88,664. The following two quota types were issued: Senior and Subordinated. The subordinated quotas were exclusively subscribed by Gafisa S.A., representing approximately 21% of the amount issued, totaling R$ 18,958 (present value) – (Note 8). At September 30, 2009, it totaled R$ 14,041 (R$ 16,865 at June 30, 2009). Senior and Subordinated quota receivables are indexed by IGP-M and incur interest at 12% per year.

The Company consolidated Gafisa FIDC in its financial statements, accordingly, it discloses at September 30, 2009 receivables amounting to R$ 64,014 (R$ 76,835 at June 30, 2009) in the group of accounts of receivables from clients, and R$ 49,973 (R$ 58,771 at June 30, 2009) is reflected in consolidated minority interests, the balance of subordinated quotas held by the Company being eliminated in this consolidation process.

On June 26, 2009, the Company carried out a CCI transaction, which consists of an assignment of a portfolio comprising select residential real estate credits from Gafisa and its subsidiaries. The Company assigned its receivables portfolio amounting to R$ 89,102 in exchange for cash, at the transfer date, discounted to present value, of R$ 69,315, classified into the heading "Other Creditors - Credit Assignment".

8 book CCIs were issued, amounting to R$69,315 at the date of issue. These 8 CCIs are backed by Receivables which installments fall due on and up to June 26, 2014 (“CCI-Investor”).

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CCI-Investor, pursuant to Article 125 of the Civil Code, have general guarantee represented by statutory lien on real estate units, as soon as the suspensive condition included in the registration takes place, in the record of the respective real estate units, (i) of the assignment of Receivables from the Assignors to SPEs, as provided for in Article 167, item II, (21) of Law No. 6,015, of December 31, 1973; and (ii) of the issue of CCI – Investor by SPEs, as provided for in Article 18, paragraph 5 of Law No. 10,931/04.

Gafisa was hired and will be remunerated for performing, among other duties, the conciliation of the receipt of receivables, guarantee the CCIs, and the collection of past due receivables. The transaction structure provides for the substitution of Gafisa as collection agent in case of non-fulfillment of the responsibilities described in the collection service contract.

6 Properties for sale

	Parent company		Consolidated

	9/30/2009	6/30/2009	9/30/2009	6/30/2009

Land	407,265	352,042	767,990	731,138
Property under construction	343,914	407,470	827,042	896,900
Completed units	48,030	41,456	148,507	145,263
Adjustment to present value	27,147	23,615	18,893	16,624

Total, net of adjustment to present value	826,356	824,583	1,762,432	1,789,925

Current portion	636,757	598,103	1,376,236	1,250,203
Non-current portion	189,599	226,480	386,275	539,722

The Company has undertaken commitments to build units bartered for land, accounted for based on the fair value of the bartered units. At September 30 and June 30, 2009, the balance of land acquired through barter transactions totaled R$ 36,827 and R$ 48,091 (parent company) and R$ 51,206 and R$ 99,777 (consolidated).

As mentioned in Note 9, the balance of financial charges at September 30 and June 30, 2009 amounts to R$ 74,344 and R$ 76,987 (parent company) and R$ 96,511 and R$ 97,238 (consolidated).

The adjustment to present value in the property for sales balance refers to the portion of the contra-entry to the adjustment to present value of Obligations for purchase of land without effect on results (Note 13).

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7 Other accounts receivable

	Parent Company		Consolidated
	09/30/2009	06/30/2009	09/30/2009	06/30/2009

Current accounts related to real estated ventures(*)	89,538	111,491	8,249	11,620
Advances to suppliers	3,682	2,992	49,519	42,571
Credit assignment receivables	4,093	4,093	4,087	4,087
Client financing to be released	4,392	4,392	5,266	4,700
Deferred PIS and COFINS	-	6,416	2,773	10,264
Recoverable taxes	11,342	9,424	32,888	26,460
Advances for future capital increase	54,350	48,035	-	-
Loan	15,298	13,583	-	-
Other	9,949	9,705	40,591	10,762

	192,644	210,131	143,373	110,464

Current portion	177,345	189,515	93,722	78,141
Non current portion	15,299	20,616	49,651	32,323

(*) The Company participates in the development of real estate ventures with other partners, directly or through related parties, based on the constitution of condominiums and/or consortia. The management structure of these enterprises and the cash management are centralized in the lead partner of the enterprise, which manages the construction schedule and budgets. Thus, the lead partner ensures that the investments of the necessary funds are made and allocated as planned. The sources and use of resources of the venture are reflected in these balances, observing the respective participation percentage, which are not subject to indexation or financial charges and do not have a predetermined maturity date. The average term for the development and completion of the projects in which the resources are invested is between 24 and 30 months.

As mentioned in Note 1, on June 29, 2009, Gafisa S.A. and Construtora Tenda S.A. entered into a Private Instrument for Assignment and Transfer of Quotas and Other Covenants, in which Gafisa assigns and transfers to Tenda 41,341,895 quotas of Cotia1 Empreendimento Imobiliário for the net book value of R$ 41,342 (recognized in the heading “Current accounts related to real estate venture”), payable in 36 monthly installments from March 2010 to March 2013. The value of each installment will be added by interests at 0.6821% per month, and monetary adjustment equivalent to the positive variation of IGPM.

8 Investments in subsidiaries

In January 2007, upon the acquisition of 60% of AUSA, arising from the merger of Catalufa Participações Ltda., a capital increase of R$ 134,029 was approved upon the issuance for public subscription of 6,358,116 common shares. This transaction generated goodwill of R$ 170,941 recorded based on expected future profitability, which is being amortized exponentially and progressively up to December 31, 2008 to match the estimated profit  before taxes of AUSA on accrual basis of accounting. From January 1, 2009, the goodwill from the acquisition of AUSA is no longer amortized according to the new accounting practices; however, it will be evaluated, at least annually, in a context of evaluation of recoverable value and potential losses. The Company has a commitment to purchase the remaining 40% of AUSA's capital stock based on the fair value of AUSA, evaluated at the future acquisition dates, the purchase consideration for which cannot yet be calculated and, consequently, is not recognized. The contract for acquisition provides that the Company undertakes to purchase the remaining 40% of AUSA in the following five years (20% in January 2010 and 20% in January 2012) for settlement in cash or shares, at the Company's sole discretion.

Page: 17

On October 26, 2007, the Company acquired 70% of Cipesa and Gafisa S.A. and Cipesa incorporated a new company, Cipesa Empreendimentos Imobiliários Ltda. ("Nova Cipesa"), in which the Company holds a 70% interest and Cipesa has 30%. Gafisa S.A. made a contribution in Nova Cipesa of R$ 50,000 in cash and acquired the shares which Cipesa held in Nova Cipesa amounting to R$ 15,000, paid on October 26, 2008. Cipesa is entitled to receive from the Company a variable portion corresponding to 2% of the Total Sales Value (VGV), as defined, of the projects launched by Nova Cipesa through 2014, not to exceed R$ 25,000. Accordingly, the Company’s purchase consideration totaled R$ 90,000 and goodwill amounting to R$ 40,686 was recorded, based on expected future profitability. From January 1, 2009, according to the new accounting practices, the goodwill from the acquisition of Nova Cipesa will be evaluated, at least annually, in a context of evaluation of recoverable value and potential losses.

In November 2007, the Company acquired for R$ 40,000 the remaining interest in certain ventures with Redevco do Brasil Ltda. ("Redevco"). As a result of this transaction, the Company recognized negative goodwill of R$ 31,235, based on expected future profitability, which is being amortized exponentially and progressively up to September 30, 2009, based on the estimated profit before taxes on net income of these SPEs. In the period ended September 30, 2009, the Company amortized negative goodwill amounting to R$ 7,008 arising from the acquisition of these SPEs (September 30, 2008 – R$ 7,423).

As mentioned in Note 1, on October 21, 2008, as part of the acquisition of its interest in Tenda, the Company contributed the net assets of Fit Residencial amounting to R$ 411,241, acquiring 60% of the shareholders' equity of Tenda, which at that date presented shareholders' equity book value of R$ 1,036,072, with an investment of R$ 621,643. The sale of the 40% quotas of Fit Residencial to Tenda shareholders in exchange for the Tenda shares generated negative goodwill of R$ 210,402, which is based on expected future results, reflecting the gain on the sale of the interest in Fit Residencial (gain on the exchange of shares). This negative goodwill is being amortized over the average construction period (through delivery of the units) of the real estate ventures of Fit Residencial at October 21, 2008. In the period ended September 30, 2009, the Company amortized R$ 157,800 of gain on partial sale of Fit Residencial.

Page: 18

(a) Ownership interests

(i) Information on investees

	Interest - %		Shareholders’ equity		Net income (loss)

Investees	Sep/09	Jun/09	Sep/09	Jun/09	Sep/09	Sep/08

Tenda	60.00	60.00	1,121,372	1,101,190	55,711	-
Fit Residencial	-	-	-	-	-	(5,892)
Bairro Novo	-	-	-	-	-	(13,338)
AUSA	60.00	60.00	89,346	72,411	19,359	41,691
Cipesa Holding	70.00	70.00	42,518	42,895	(992)	(1,047)
Península SPE1 S.A.	50.00	50.00	(4,698)	(4,480)	(3,009)	858
Península SPE2 S.A.	50.00	50.00	180	83	82	879
Res. das Palmeiras SPE Ltda.	100.00	100.00	2,296	2,211	6	169
Gafisa SPE 27 Ltda	100.00	100.00	13,561	13,949	(1,331)	-
Gafisa SPE 28 Ltda	100.00	100.00	(3,388)	(3,572)	(1,683)	-
Gafisa SPE 30 Ltda	100.00	100.00	17,816	18,089	(747)	-
Gafisa SPE 31 Ltda	100.00	100.00	26,880	26,804	(553)	-
Gafisa SPE 35 Ltda	100.00	100.00	5,334	6,558	(1,334)	-
Gafisa SPE 36 Ltda	100.00	100.00	3,841	4,138	(1,454)	-
Gafisa SPE 37 Ltda	100.00	100.00	3,760	3,504	(400)	-
Gafisa SPE 38 Ltda	100.00	100.00	7,421	6,874	595	-
Gafisa SPE 39 Ltda	100.00	100.00	7,658	7,142	1,314	-
Gafisa SPE 41 Ltda	100.00	100.00	29,298	28,706	(5,178)	-
Villagio Trust	50.00	50.00	4,239	4,164	(616)	-
Gafisa SPE 40 Ltda.	50.00	50.00	5,789	5,416	237	1,535
Gafisa SPE 42 Ltda.	100.00	50.00	12,358	15,145	2,357	6,990
Gafisa SPE 44 Ltda.	40.00	40.00	3,590	(478)	(150)	(157)
Gafisa SPE 45 Ltda.	100.00	100.00	453	(151)	(1,570)	(4,078)
Gafisa SPE 46 Ltda.	60.00	60.00	5,946	7,479	(1,713)	3,605
Gafisa SPE 47 Ltda.	80.00	80.00	16,673	12,987	(255)	(181)
Gafisa SPE 48 Ltda.	100.00	100.00	-	-	1,674	3,745
Gafisa SPE 49 Ltda.	100.00	100.00	206	206	(3)	(11)
Gafisa SPE 53 Ltda.	80.00	80.00	4,839	3,771	1,847	2,449
Gafisa SPE 55 Ltda.	100.00	100.00	-	-	2,776	(2,830)
Gafisa SPE 65 Ltda.	80.00	80.00	3,452	2,987	605	(346)
Gafisa SPE 68 Ltda.	100.00	100.00	-	-	(92)	(1)
Gafisa SPE 72 Ltda.	80.00	80.00	1,189	902	(238)	(31)
Gafisa SPE 73 Ltda.	80.00	80.00	3,556	2,922	(52)	(203)
Gafisa SPE 74 Ltda.	100.00	100.00	(342)	(341)	(13)	(245)
Gafisa SPE 59 Ltda.	100.00	100.00	(5)	(3)	(3)	-
Gafisa SPE 76 Ltda.	50.00	50.00	84	-	(1)	(1)
Gafisa SPE 78 Ltda.	100.00	100.00	-	-	-	(1)
Gafisa SPE 79 Ltda.	100.00	100.00	(2)	(2)	(2)	(1)
Gafisa SPE 75 Ltda.	100.00	100.00	(72)	(44)	(45)	-
Gafisa SPE 80 Ltda.	100.00	100.00	(2)	(1)	(2)	(1)
Gafisa SPE-85 Empr. Imob.	80.00	80.00	5,609	3,756	3,304	-

Page: 19

	Interest - %		Shareholders’ equity		Net income (loss)

Investees	Sep/09	Jun/09	Sep/09	Jun/09	Sep/09	Sep/08

Gafisa SPE-86 Ltda.	-	50.00	-	740	(228)	-
Gafisa SPE-81 Ltda.	100.00	100.00	1	1	-	-
Gafisa SPE-82 Ltda.	100.00	100.00	1	1	-	-
Gafisa SPE-83 Ltda.	100.00	100.00	1	1	-	-
Gafisa SPE-87 Ltda.	100.00	100.00	201	1	-	-
Gafisa SPE-88 Ltda.	100.00	100.00	5,660	1,794	3,865	-
Gafisa SPE-89 Ltda.	100.00	100.00	34,151	19,860	6,316	-
Gafisa SPE-90 Ltda.	100.00	100.00	1	1	-	-
Gafisa SPE-84 Ltda.	100.00	100.00	10,477	1	2,871	-
Dv Bv SPE S.A.	50.00	50.00	464	459	903	889
DV SPE S.A.	50.00	50.00	1,871	1,730	939	(172)
Gafisa SPE 22 Ltda.	100.00	100.00	5,934	5,972	488	1,151
Gafisa SPE 29 Ltda.	70.00	70.00	(210)	114	(317)	345
Gafisa SPE 32 Ltda.	80.00	80.00	4,903	351	584	(185)
Gafisa SPE 69 Ltda.	100.00	100.00	1,893	1,917	(247)	(4)
Gafisa SPE 70 Ltda.	55.00	55.00	12,685	12,686	(63)	(1)
Gafisa SPE 71 Ltda.	80.00	80.00	2,765	1,932	1,776	(747)
Gafisa SPE 50 Ltda.	80.00	80.00	10,359	9,755	3,354	1,367
Gafisa SPE 51 Ltda.	95.00	95.00	-	-	8,096	6,112
Gafisa SPE 61 Ltda.	100.00	100.00	(18)	(17)	(3)	(14)
Tiner Empr. e Part. Ltda.	45.00	45.00	15,629	23,007	(893)	11,761
O Bosque Empr. Imob. Ltda.	60.00	60.00	8,761	8,892	(811)	-
Alta Vistta	50.00	50.00	(2,452)	4,381	(5,881)	2,535
Dep. José Lages	50.00	50.00	651	577	767	161
Sitio Jatiuca	50.00	50.00	9,088	5,255	7,829	2,517
Spazio Natura	50.00	50.00	1,400	1,400	(1)	(20)
Parque Águas	50.00	50.00	(190)	(724)	438	(1,214)
Parque Arvores	50.00	50.00	363	(987)	1,266	(1,081)
Dubai Residencial	50.00	50.00	8,017	6,428	683	(229)
Cara de Cão	65.00	65.00	-	-	-	-
Costa Maggiore	50.00	50.00	3,302	2,994	1,374	3,430
Gafisa SPE-91 Ltda.	100.00	100.00	1	1	-	-
Gafisa SPE-92 Ltda.	100.00	100.00	(107)	(83)	(108)	-
Gafisa SPE-93 Ltda.	100.00	100.00	(26)	1	(27)	-
Gafisa SPE-94 Ltda.	100.00	100.00	(1)	1	(2)	-
Gafisa SPE-95 Ltda.	100.00	100.00	(3)	1	(4)	-
Gafisa SPE-96 Ltda.	100.00	100.00	(63)	1	(64)	-
Gafisa SPE-97 Ltda.	100.00	100.00	2	1	1	-
Gafisa SPE-98 Ltda.	100.00	100.00	(38)	1	(39)	-
Gafisa SPE-99 Ltda.	100.00	100.00	(25)	1	(26)	-
Gafisa SPE-100 Ltda.	100.00	100.00	1	1	-	-
Gafisa SPE-101 Ltda.	100.00	100.00	1	1	-	-
Gafisa SPE-102 Ltda.	100.00	100.00	1	1	-	-
Gafisa SPE-103 Ltda.	100.00	100.00	(43)	1	(44)	-
Gafisa SPE-104 Ltda.	100.00	100.00	1	1	-	-
Gafisa SPE-105 Ltda.	100.00	100.00	1	1	-	-
Gafisa SPE-106 Ltda.	100.00	-	1	-	-	-
Gafisa SPE-107 Ltda.	100.00	-	1	-	-	-
Gafisa SPE-108 Ltda.	100.00	-	1	-	-	-
Gafisa SPE-109 Ltda.	100.00	-	1	-	-	-
Gafisa SPE-110 Ltda.	100.00	-	1	-	-	-
Gafisa SPE-111 Ltda.	100.00	-	1	-	-	-
Gafisa SPE-112 Ltda.	100.00	-	1	-	-	-
Gafisa SPE-113 Ltda.	100.00	-	1	-	-	-
City Park Brotas Emp. Imob. Ltda	50.00	-	846	-	826	-
City Park Acupe Emp. Imob. Ltda	50.00	-	1,309	-	809	-
Gafisa FIDC	100.00	100.00	14,041	18,074	-	-

Page: 20

(ii) Recorded balances

	Interest - %		Investments		Equity in earnings (losses)

Investees	Sep/09	Jun/09	Sep/09	Jun/09	Sep/09	Sep/08

Tenda	60.00	60.00	672,824	660,632	35,577	-
Fit Residencial	-	-	-	-	-	(5,892)
Bairro Novo	-	-	-	-	136	(6,669)
AUSA	60.00	60.00	53,607	43,447	12,081	25,015
Cipesa Holding	70.00	70.00	42,518	42,895	(992)	(1,047)

			768,949	746,974	46,802	11,407

Península SPE1 S.A.	50.00	50.00	(2,349)	(2,240)	(1,505)	429
Península SPE2 S.A.	50.00	50.00	90	42	41	440
Res. das Palmeiras SPE Ltda.	100.00	100.00	2,296	2,211	6	(169)
Gafisa SPE 27 Ltda	100.00	100.00	13,561	13,949	(1,331)	-
Gafisa SPE 28 Ltda	100.00	100.00	(3,388)	(3,572)	(1,683)	-
Gafisa SPE 30 Ltda	100.00	100.00	17,816	18,089	(747)	-
Gafisa SPE 31 Ltda	100.00	100.00	26,880	26,804	(553)	-
Gafisa SPE 35 Ltda	100.00	100.00	5,334	6,558	(1,334)	-
Gafisa SPE 36 Ltda	100.00	100.00	3,841	4,138	(1,454)	-
Gafisa SPE 37 Ltda	100.00	100.00	3,760	3,504	(400)	-
Gafisa SPE 38 Ltda	100.00	100.00	7,421	6,874	595	-
Gafisa SPE 39 Ltda	100.00	100.00	8,132	7,142	2,565	-
Gafisa SPE 41 Ltda	100.00	100.00	29,298	28,706	(5,178)	-
Villagio Trust	50.00	50.00	2,120	2,082	(308)	-
Gafisa SPE 40 Ltda.	50.00	50.00	2,894	2,708	(26)	768
Gafisa SPE 42 Ltda.	100.00	50.00	12,358	7,573	1,180	3,495
Gafisa SPE 59 Ltda.	100.00	100.00	(5)	(3)	(3)	-
Gafisa SPE 44 Ltda.	40.00	40.00	1,436	(191)	(60)	63
Gafisa SPE 45 Ltda.	100.00	100.00	453	(151)	(1,570)	(4,078)
Gafisa SPE 46 Ltda.	60.00	60.00	3,568	4,487	(1,171)	2,163
Gafisa SPE 47 Ltda.	80.00	80.00	13,338	10,389	(204)	(145)
Gafisa SPE 48 Ltda. (**)	100.00	100.00	-	-	993	3,746
Gafisa SPE 49 Ltda.	100.00	100.00	206	206	(3)	(11)
Gafisa SPE 53 Ltda.	80.00	80.00	3,871	3,017	1,116	1,078
Gafisa SPE 55 Ltda. (**)	100.00	100.00	-	-	2,776	(2,830)
Gafisa SPE 65 Ltda.	80.00	80.00	2,762	2,390	187	(242)
Gafisa SPE 68 Ltda.	100.00	100.00	(0)	(0)	(0)	(1)
Gafisa SPE 72 Ltda.	80.00	80.00	951	722	328	(19)
Gafisa SPE 73 Ltda.	80.00	80.00	2,845	2,338	(501)	(142)
Gafisa SPE 74 Ltda.	100.00	100.00	(342)	(341)	(13)	(245)
Gafisa SPE 76 Ltda.	50.00	50.00	42	-	(0)	(1)
Gafisa SPE 78 Ltda.	100.00	100.00	-	-	(0)	(1)
Gafisa SPE 79 Ltda.	100.00	100.00	(2)	(2)	(2)	(1)
Gafisa SPE 75 Ltda.	100.00	100.00	(72)	(44))	(45)	-
Gafisa SPE 80 Ltda.	100.00	100.00	(2)	(1)	(2)	(1)
Gafisa SPE-85 Empr. Imob.	80.00	80.00	4,487	3,004	2,443	-
Gafisa SPE-86 Ltda.	-	50.00	-	370	(269)	-
Gafisa SPE-81 Ltda.	100.00	100.00	1	1	(0)	-
Gafisa SPE-82 Ltda.	100.00	100.00	1	1	(0)	-
Gafisa SPE-83 Ltda.	100.00	100.00	1	1	(0)	-
Gafisa SPE-87 Ltda.	100.00	100.00	201	1	(0)	-
Gafisa SPE-88 Ltda.	100.00	100.00	6,660	1,794	4,865	2,-
Gafisa SPE-89 Ltda.	100.00	100.00	34,151	19,860	6,316	-
Gafisa SPE-90 Ltda.	100.00	100.00	1	1	-	-
Gafisa SPE-84 Ltda.	100.00	100.00	10,477	1	2,871	-

Page: 21

	Interest - %		Investments		Equity in earnings (losses)

Investees	Sep/09	Jun/09	Sep/09	Jun/09	Sep/09	Sep/08

Dv Bv SPE S.A.	50.00	50.00	235	229	451	445
DV SPE S.A.	50.00	50.00	935	865	470	(86)
Gafisa SPE 22 Ltda.	100.00	100.00	5,934	5,972	488	1,151
Gafisa SPE 29 Ltda.	70.00	70.00	(147)	80	(222)	242
Gafisa SPE 32 Ltda.	80.00	80.00	3,923	281	233	(148)
Gafisa SPE 69 Ltda.	100.00	100.00	1,893	1,917)	(247)	(4)
Gafisa SPE 70 Ltda.	55.00	55.00	6,977	6,977	(34)	(1)
Gafisa SPE 71 Ltda.	80.00	80.00	2,212	1,545	1,188	(523)
Gafisa SPE 50 Ltda.	80.00	80.00	8,287	7,804	2,495	1,094
Gafisa SPE 51 Ltda.	95.00	95.00	-	-	7,411	5,501
Gafisa SPE 61 Ltda.	100.00	100.00	(18)	(17))	(3)	(14)
Tiner Empr. e Part. Ltda.	45.00	45.00	7,033	10,353	(1,013)	5,292
O Bosque Empr. Imob. Ltda.	60.00	60.00	5,256	5,335	260	-
Alta Vistta	50.00	50.00	(1,226)	2,191	(2,940)	1,268
Dep. José Lages	50.00	50.00	326	289	(309)	81
Sitio Jatiuca	50.00	50.00	4,544	2,628	3,915	1,259
Spazio Natura	50.00	50.00	700	700	(1)	(10)
Parque Águas	50.00	50.00	(95)	(362))	552	(607)
Parque Arvores	50.00	50.00	182	(494))	633	(542)
Dubai Residencial	50.00	50.00	4,009	3,214	845	(115)
Cara de Cão (**)	-	-	-	-	4,139	-
Costa Maggiore	50.00	50.00	1,651	1,497	(295)	1,716
Gafisa SPE-91 Ltda.	100.00	100.00	1	1	-	-
Gafisa SPE-92 Ltda.	100.00	100.00	(107)	(83)	(108)	-
Gafisa SPE-93 Ltda.	100.00	100.00	(26)	1	(27)	-
Gafisa SPE-94 Ltda.	100.00	100.00	(1)	1	(2)	-
Gafisa SPE-95 Ltda.	100.00	100.00	(3)	1	(4)	-
Gafisa SPE-96 Ltda.	100.00	100.00	(63)	1	(64)	-
Gafisa SPE-97 Ltda.	100.00	100.00	2	1	1	-
Gafisa SPE-98 Ltda.	100.00	100.00	(38)	1	(39)	-
Gafisa SPE-99 Ltda.	100.00	100.00	(25)	1	(26)	-
Gafisa SPE-100 Ltda.	100.00	100.00	1	1	-	-
Gafisa SPE-101 Ltda.	100.00	100.00	1	1	-	-
Gafisa SPE-102 Ltda.	100.00	100.00	1	1	-	-
Gafisa SPE-103 Ltda.	100.00	100.00	(43)	1	(44)	-
Gafisa SPE-104 Ltda.	100.00	100.00	1	1	-	-
Gafisa SPE-105 Ltda.	100.00	100.00	1	1	-	-
Gafisa SPE-106 Ltda.	100.00	-	1	-	-	-
Gafisa SPE-107 Ltda.	100.00	-	1	-	-	-
Gafisa SPE-108 Ltda.	100.00	-	1	-	-	-
Gafisa SPE-109 Ltda.	100.00	-	1	-	-	-
Gafisa SPE-110 Ltda.	100.00	-	1	-	-	-
Gafisa SPE-111 Ltda.	100.00	-	1	-	-	-
Gafisa SPE-112 Ltda.	100.00	-	1	-	-	-
Gafisa SPE-113 Ltda.	100.00	-	1	-	-	-
City Park Brotas Emp. Imob. Ltda	50.00	-	423	-	413	-
City Park Acupe Emp. Imob. Ltda	50.00	-	654	-	404	-
Gafisa FIDC	100.00	100.00	14,041	16,865	-	-

			282,532	240,818	26,440	20,295

Total investments, net of provision for loss			1,051,481	987,792	73,242	31,702

Provision for loss on investments (Note 11)			7,946	7,187

Page: 22

	Interest - %		Investments		Equity in earnings (losses)

Investees	Sep/09	Jun/09	Sep/09	Jun/09	Sep/09	Sep/08

Subtotal			1,059,427	994,979

Other investments (*)			325,103	314,664
CPC adjustments				-		(22,288)

Total investments			1,384,530	1,309,643	73,242	9,414

(*) As a result of the setting up in January 2008 of a special partnership (SCP), the Company started to hold quotas in such partnership that totaled R$ 325,103 (June 30, 2009 – R$ 314,664) at September 30, 2009, as described in Note 11.

(**) In the period ended September 30, 2009, a transfer of quotas of this Company to the SCP was made for the respective net book value.

(b) Goodwill (negative goodwill) on acquisition of subsidiaries and deferred gain on partial sale of investments

			9/30/2009

		Accumulated
	Cost	amortization	Net

Goodwill
AUSA	170,941	(18,085)	152,856
Cipesa	40,686	-	40,686
Other	3,741	(2,195)	1,546

	215,368	(20,280)	195,088

			9/30/2009

		Accumulated
	Cost	amortization	Net

Negative goodwill
Redevco	(31,235)	19,723	(11,512)

Deferred gain on partial
sale of investment
Tenda	(210,402)	198,808	(11,594)

Page: 23

9 Loans and financing, net of cross-currency rate swaps

			Parent Company		Consolidated

Type of operation	Annual interest rates	9/30/2009	6/30/2009	9/30/2009	6/30/2009

Working capital
Denominated in Yen (i)	1.40%	131,305	135,505	131,305	135,505
Swaps - Yen/CDI (ii)	Yen + 1.4%/105% CDI	(7,296)	(14,352)	(7,296)	(14,352)
CCB and Other	0.66% to 3.29% + CDI	409,281	407,710	608,118	622,344

		533,290	528,863	732,127	743,497
National Housing System - SFH	TR + 6.2 % to 11.4%	323,605	250,295	473,615	379,511
Downstream merger
obligations	TR + 10% to 12.0%	-	5,399	-	5,399
Other	TR + 6.2%	-	5,011	1,204	6,444

		856,895	789,568	1,206,946	1,134,851

Current portion		471,134	281,170	570,307	388,671
Non-current portion		385,761	508,398	636,639	746,180

(i) Loans and financing classified at fair value through income (Note 16(a)(ii)).

(ii) Derivatives classified as financial assets at fair value through income (Note 16(a)(ii)).

Rates:

.. CDI – Interbank Deposit Certificate.

.. TR – Referential Rate.

.. Downstream merger obligations correspond to debt assumed from former shareholders with maturities up to 2013.

.. Funding for working capital – SFH and for developments correspond to credit lines from financial institutions.

.. The Company has financing agreements with the SFH, the resources from which are released to the Company as construction progresses. At June 30, 2009, the Company has resources approved to be released for approximately 81 ventures amounting to R$ 673,026 (parent company) and R$ 1,286,179 (consolidated) that will be used in future periods, at the extent these developments progress physically and financially, according to the Company’s project schedule.

Consolidated current and non-current portion matures as follows:

	Parent Company			Consolidated

	September 30	June 30	September 30	June 30

2009	165,247	191,396	193,736	280,599
2010	429,680	359,763	527,583	493,188
2011	248,771	235,547	384,820	285,634
2012	12,264	2,862	66,933	44,022
2013	933	-	33,874	31,408

	856,895	789,568	1,206,946	1,134,851

Loans and financing are guaranteed by sureties of the investors, mortgage of the units, assignment of rights, receivables from clients and the proceeds from the sale of our properties (amount of R$ 3,507,784 – not audited).

Page: 24

Additionally, the consolidated balance of accounts pledged in guarantee totals R$ 151,337 at September 30, 2009 (Note 4).

The Company obtained loans (working capital) from highly-rated financial institutions. Tied to this transaction, and in order to minimize the risks of foreign exchange exposure of loans, the Company has contracted swaps to cover the full amount of the working capital loans (Note 16). In this context, at September 30, 2009, the Company elected to apply the fair value option and record both the loan and respective derivative instruments at fair value through income.

Financial expenses of loans, finance and debentures are capitalized at cost of each venture, according to the use of funds, and appropriated to results based on the criterion adopted for recognizing revenue, or allocated to results if funds are not used, as shown below:

	Parent company		Consolidated

	9/30/2009	9/30/2008	9/30/2009	9/30/2008

Gross financial charges	61,808	19,171	85,190	29,731
Capitalized financial charges	(13,859)	(7,714)	(21,078)	(13,683)

Net financial charges	47,949	11,457	64,112	16,048

Financial charges included in
Properties for sale
Opening balance	76,987	48,888	97,238	59,764
Capitalized financial charges	13,859	7,714	21,078	13,683
Charges appropriated to income	(16,502)	(2,930)	(21,805)	(6,327)

Closing balance	74,344	53,672	96,511	67,119

The portion of capitalized interest on the balance of properties for sale for the period ended September 30, 2009 totals R$ 42,720 (parent company) and R$ 71,214 (consolidated) (June 30, 2009 - R$ 28,861 (parent company) and R$ 50,136 (consolidated)).

10 Debentures

In September 2006, the Company obtained approval for its Second Debenture Placement Program, which allows it to place up to R$ 500,000 in non-convertible simple subordinated debentures secured by a general guarantee.

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In June 2008, the Company obtained approval for its Third Debenture Placement Program, which allows it to place R$ 1,000,000 in simple debentures with a general guarantee maturing in two years.

In April 2009, the subsidiary Tenda obtained approval for its First Program of Debenture Distribution, which allows it to place up to R$ 600,000 in non-convertible simple subordinated debentures secured by a general guarantee, with semi-annual maturities between October 1, 2012 and April 1, 2014. The funds raised through issuance will be exclusively used in the finance of real estate ventures focused only on the popular segment.

In August 2009, the Company obtained approval for its sixth issuance of non-convertible simple debentures in two series, secured by a general guarantee, maturing in two years and unit face value at the issuance date of R$ 10,000, totaling R$ 250,000.

Under the Second and Third Programs, the Company placed series of 24,000 and 25,000 series debentures, respectively, corresponding to R$ 240,000 and R$ 250,000, with the following features: Under the First Program of Tenda, this subsidiary placed only one debenture, a sole series amounting to R$ 600,000, as follows:

				Parent company			Consolidated

		Annual

Program/issuances	Amount	remuneration	Maturity	9/30/2009	6/30/2009	9/30/2009	6/30/2009

Second program /
First issuance	240,000	CDI + 3.25% September 2011		192,449	247,550	192,449	247,550
Third program /
First issuance	250,000	107.20% CDI June 2018		258,816	252,838	258,816	252,838
Sixth issuance	250,000	CDI + 2% to 3.25%August 2011		253,655	-	253,655	253,655
First program /
First issuance (Tenda)	600,000	TR + 8%	April 2014	-	-	619,861	607,514

				704,920	500,388	1,324,781	1,361,557

Current portion				60,920	106,388	80,781	113,902
Non-current portion, principal				644,000	394,000	1,244,000	994,000

Consolidated current and non-current portions mature as follows:

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	Parent Company		Consolidated

	September 30	June 30	September 30	June 30

2009	6,758	58,388	26,619	65,902
2010	102,162	96,000	102,162	96,000
2011	346,000	96,000	346,000	96,000
2012	125,000	125,000	275,000	275,000
2013	125,000	125,000	425,000	425,000
2014 em diante	-	-	150,000	150,000

	704,920	500,388	1,324,781	1,107,902

The Company has restrictive debenture covenants which limit its ability to perform certain actions, such as the issuance of debt, and that could require the early redemption or refinancing of loans if the Company does not fulfill these. The first issuance of the Second Program and the first issuance of the Third Program have cross-restrictive covenants in which an event of default or early maturity of any debt above R$ 5 million and R$ 10 million, respectively, requires the Company to early amortize the first issuance of the Second Program.

On July 21, 2009, the Company renegotiated with the debenture holders the restrictive debenture covenants of the Second Program, and obtained the approval for taking out the covenant that limited the Company’s net debt to R$ 1,0 billion and increasing the financial flexibility, changing the calculation of the ratio between net debt and shareholders’ equity. As a result of these changes, interest repaid by the Company increased to CDI + 3.25% per year.

The actual ratios and minimum and maximum amounts stipulated by these restrictive covenants and measured under Brazilian GAAP at September 30 and June 30, 2009 are as follows:

	9/30/2009	6/30/2009

Second program – first issuance
Total debt, less project debts, less cash, cash
equivalents and financial investments, cannot exceed	15%	9%
75% of shareholders’ equity plus minority interests
Total debt, less SFH debt, less cash, cash equivalents,
and financial investments cannot exceed 75% of	n/a	n/a
shareholders’ equity

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	9/30/2009	6/30/2009

Total accounts receivable from clients plus inventory of
finished services, plus inventory of finished units,
required to be over 2.0 times total net debt	2.6 times	2.8 times

Total debt, less cash, cash equivalents and financial		R$ 1,186,1
Investments, required to be under R$ 1,0 billion	n/a	million

Third program – first issuance
Total debt, less SFH debt, less cash, cash equivalents
and financial investments cannot exceed 75% of	54%	47%
shareholders’ equity
Total accounts receivable plus inventory of finished
units required to be over 2.2 times total net debt	4.5 times	5.2 times

At September 30, 2009, the Company is in compliance with the covenants described above.

11 Other liabilities

	Parent Company			Consolidated

	09/30/2009	06/30/2009	09/30/2009	06/30/2009

Obligation to venture partners	300,000	300,000	300,000	300,000
Credit assignments	103,934	90,377	128,712	53,012
Acquisition of investments	9,444	14,851	26,976	33,080
Other accounts payables	14,628	23,448	55,419	36,529
Rescission reimbursement payable and provisions	-	-	27,410	27,056
SCP dividends	-	-	4,458	12,754
Provision for loss on investments	7,946	7,187	-	-

	435,952	435,863	542,975	462,431

Current portion	134,626	130,184	181,312	103,128
Non current portion	301,326	305,679	361,663	359,303

In January 2008, the Company formed an unincorporated venture ("SCP"), the main objective of which is to hold interests in other real estate development companies. The SCP received contributions of R$ 313,084 through September 30, 2009 (represented by 13,084,000 Class A quotas fully paid-in by the Company and 300,000,000 Class B quotas from other venture partners). The SCP will preferably use these funds to acquire equity investments and increase the capital of its investees. As the decision to invest or not is made jointly by all quotaholders, the venture is treated as a variable interest entity and the Company deemed to be the primary beneficiary; at September 30, 2009, Obligations to venture partners amounts to R$ 300,000 and matures on January 31, 2014. The SCP has a defined term which ends on January 31, 2014 at which time the Company is required to redeem the venture partner's interest. The venture partner receives an annual dividend substantially equivalent to the variation in the Interbank Deposit Certificate (CDI) rate. The SCP’s charter provides for the compliance with certain covenants by the Company, in its capacity as lead partner, which include the maintenance of minimum indices of net debt and receivables. At September 30, 2009, the Company was in compliance with these clauses.

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Loans from real estate development partners are related to amounts due under current account agreements, which accrued financial charges of IGP-M plus 12% p.a.

12 Commitments and provision for contingencies

The Company is a party in lawsuits and administrative proceedings at several courts and government agencies that arise from the normal course of business, involving tax, labor, civil and other matters. Management, based on information provided by its legal counsel and analysis of the pending claims and, with respect to the labor claims, based on past experience regarding the amounts claimed, recognized a provision in an amount considered sufficient to cover the probable losses.

In the period ended September 30, 2009, the changes in the provision for contingencies are summarized as follows:

		2009

	Parent
	Company	Consolidated

Balance at June 30, 2009	41,083	82,134
Additions	39,637	39,892
Write-offs	(721)	(1,687)

Balance at September 30, 2009	79,999	120,339

(-) Court-mandated escrow deposits	(40,752)	(50,318)

	39,247	70,021

Current portion	10,512	10,512
Non current portion	28,735	59,509

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(a) Tax, labor and civil lawsuits

	Parent Company		Consolidated

	09/30/2009	06/30/2009	09/30/2009	06/30/2009

		(reclassified)		(reclassified)
Civel lawsuits	77,174	38,485	84,200	52,624
Tax lawsuits	5	-	24,567	22,137
Labor claims	2,820	2,598	11,572	7,373

	79,999	41,083	120,339	82,134

(-) Court-mandated escrow deposits	(40,752)	(31,646)	(50,318)	(32,962)

Net balance	39,247	9,437	70,021	49,172

The Company records provisions amounting to R$71,322, related to lawsuits in which the Company is included as successor in foreclosure actions, in which the original debtor is a former shareholder of Gafisa, Cimob Companhia Imobiliária – or other companies of the group (“Cimob”), on the understanding that the Company should be liable for the debts of Cimob, in view of the disregard of the corporate entity for reaching the assets of Gafisa. Of the amount above, (i) R$37,841 was accrued in this quarter; (ii) some lawsuits, amounting to R$17,678, are backed by a guarantee insurance; (iii) in other (R$36,903) there is a escrow deposit, in connection with the blocking of Gafisa’s bank accounts; (iv) there is also the blocking of Gafisa’s treasury to guarantee the foreclosure. The Company is filing appeals against all decisions, as it considers that the inclusion of Gafisa in the lawsuits is legally unreasonable; these appeals aim at releasing amounts and obtaining the recognition that it cannot be held liable for the debt of a company that does not have any relationship with Gafisa. The Company has even obtained favorable decisions in some similar cases, in which it was awarded final and unappealable decisions recognizing the lack of responsibility for the debts of Cimob.

Our subsidiary AUSA is a party in judicial lawsuits and administrative proceedings related to Excise Tax (IPI) and Value-added Tax on Sales and Services (ICMS) on two imports of aircraft in 2001 and 2005, respectively, under leasing agreements without purchase option. The likelihood of loss in the ICMS case is estimated by legal counsel as (i) probable in regard to the principal and interest, and (ii) remote in regard to the fine for noncompliance with ancillary obligations. The amount of the contingency estimated by legal counsel as a probable loss amounts to R$ 12,267 and is recorded in a provision in the quarterly information at September 30, 2009.

At September 30, 2009, the Company is monitoring other lawsuits and risks, the likelihood of which, based on the position of legal counsel, is possible but not probable, totaling approximately R$ 81,325, according to the historical average of lawsuits and for which management believes a provision for loss is not necessary.

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(b) Commitment to complete developments

The Company is committed to deliver units to owners of land who exchange land for real estate units developed by the Company.

The Company is also committed to complete units sold and to comply with the requirements of the building regulations and licenses approved by the proper authorities

As described in Note 4, at September 30, 2009, the Company has resources approved and recorded as financial investments guaranteed which will be released at the extent ventures progresses in the total amount of R$ 88,423 (parent company) and R$ 151,337 (consolidated) to meet these commitments.

13 Obligations for purchase of land and advances from clients

	Parent company		Consolidated

	9/30/2009	6/30/2009	9/30/2009	6/30/2009

Obligations for purchase of land	235,451	214,376	427,041	406,726
Advances from clients
Developments and services	64,584	64,970	128,384	123,592
Barter transactions	36,827	48,091	80,680	99,777

	336,862	327,437	636,103	630,095

Current	285,458	280,070	488,935	489,656
Non-current	51,403	47,367	147,168	140,439

The present value adjustment accreted to Real estate development operating costs for the periods and quarters ended September 30, 2009 and 2008 amount to R$ (2,712) and R$ 222 and R$ (682) and R$ (2,567) (parent company), and R$ (3,217) and R$ 145, and R$ (587) and R$ (2,516) (consolidated), respectively.

14 Shareholders’ Equity

(a) Capital

Page: 31

At September 30, 2009, the Company's capital totaled R$ 1,233,897 (June 30, 2009 – R$ 1,232,579), represented by 133,633,318 (June 30, 2009 – 133,462,818) nominative common shares without par value, 3,124,972 of which were held in treasury.

On April 30, 2009, the distribution of minimum mandatory dividends for 2008 was approved in the total amount of R$ 26,106 to be paid in the period ended December 31, 2009.

On May 11, 2009, the increase in capital was approved in the amount of R$ 2,364, related to the stock option plan and the exercise of 280,800 common shares.

On June 9, 2009, the increase in capital was approved in the amount of R$ 698, related to the stock option plan and the exercise of 94,500 common shares.

On August 24, 2009, the increase in capital was approved in the amount of R$ 887, related to the stock option plan and exercise of 130,000 common shares.

On September 15, 2009, the increase in capital was approved in the amount of R$ 431, related to the stock option plan and the exercise of 40,500 common shares.

On September 24, 2009, the trading at stock exchange of up to 2,825,229 shares held in treasury was approved by the Company, as the circumstances that resulted in the holding of such shares in treasury no longer exist.

(b) Stock option plans

(i) Gafisa

A total of six stock option plans are offered by the Company. The first plan was launched in 2000 and is managed by a committee that periodically creates new stock option plans, determining their terms, which, among other things, (i) define the length of service that is required for employees to be eligible to the benefits of the plans, (ii) select the employees that will be entitled to participate, and (iii) establish the purchase prices of the preferred shares to be exercised under the plans.

To be eligible for the plans (plans from 2000 to 2002), participant employees are required to contribute 10% of the value of total benefited options on the date the option is granted and, additionally, for each of the following five years, 18% of the price of the grant per year. The exercise price of the grant is inflation adjusted (IGP-M index), plus annual interest at 3%. The stock option may be exercised in one to five years subsequent to the initial date of the work period established in each of the plans. The shares are usually available to employees over a period of ten years after their contribution.

Page: 32

The Company records the cash receipt against a liability account to the extent the employees make advances for the purchase of the shares during the vesting period. There were no advanced payments for 2009 and 2008.

The Company and its subsidiaries may decide to issue new shares or transfer the treasury shares to the employees in accordance with the clauses established in the plans. The Company has the right of first refusal on shares issued under the plans in the event of dismissals and retirement. In such cases, the amounts advanced are returned to the employees, in certain circumstances, at amounts that correspond to the greater of the market value of the shares (as established in the rules of the plans) or the amount inflation-indexed (IGP-M) plus annual interest at 3%.

In 2008, the Company issued a new stock option plan. In order to become eligible for the grant, employees are required to contribute from 25% to 80% of their annual net bonus to exercise the options within 30 days from the program date.

On June 26, 2009, the Company issued a new stock option plan. In addition, the exchange of the 2,740,000 options of the 2007 and 2008 plans for 1,900,000 options granted under this new stock option plan was approved.

The assumptions adopted for recording the stock option plan for 2009 were the following: expected volatility of 40%, expected share dividends of 1.91%, and risk-free interest rate at 8.99% .

From July 1, 2009, the Company’s management opted for using the Binomial and Monte Carlo models for pricing the options granted in replacement for the Black-Scholes model, because on its understanding these models are capable of including and calculating with a wider range of variables and assumptions comprising the plans of the Company. The effect of this model replacement was brought about prospectively on July 1, 2009, with the recording of income amounting to R$ 2,224 for the quarter ended September 30, 2009.

The changes in the number of stock options and corresponding weighted average exercise prices are as follows:

Page: 33

		9/30/2009		6/30/2009

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price

Options outstanding at the beginning of the period	5,817,233	13.97	5,930,275	26.14
Options granted	-	-	3,200,000	17.06
Options exercised	(170,500)	7.73	(280,800)	8.42
Options exchanged	-	-	(2,740,000)	32.99
Options cancelled	-	-	(292,242)	32.99

Options outstanding at the end of the period	5,646,733	14.16	5,817,233	13.97

Options exercisable at the end of the period	1,503,123	27.38	1,503,123	27.38

		Reais

	9/30/2009	6/30/2009

Exercise price per share at the end of the period	7.99 -41.07	7.91-40.63
Weighted average of exercise price at the option grant date	18.70	18.70
Weighted average of market price per share at the grant date	22.38	22.38
Market price per share at the end of the period	26.68	16.39

The options granted will confer their holders the right to subscribe the Company’s shares, after completing one to five years of employment with the Company (strict condition on exercise of options), and will expire after ten years from grant date.

In the periods ended September 30, 2009 and 2008, the Company recognized the amounts of R$ 8,459 and R$ 15,103 (parent company) and R$ 15,062 and R$ 16,550 (consolidated) in operating expenses. In the quarters ended September 30, 2009 and 2008, the recognized amounts totaled R$ 1,195 and R$ 6,158 (parent company), and R$ 2,749 and R$ $ 6,673 (consolidated). The amounts recognized in the parent company represent the realization of the capital reserve in shareholders’ equity

(ii) Tenda

Tenda has a total of three stock option plans, the first was approved in June 2008, and the other two were approved in March and June 2009, respectively. These plans, limited to the maximum of 5% of total capital shares and approved by the Board of Directors, stipulate the general terms, which, among other things, (i) define the length of service that is required for employees to be eligible to the benefits of the plans, (ii) select the employees

Page: 34

that will be entitled to participate, and (iii) establish the purchase prices of the preferred shares to be exercised under the plans.

In the option granted in 2008, when exercising the option the base price will be adjusted according to the market value of shares, based on the average price in trading sessions over the last 30 consecutive days prior to the commencement of each annual exercise period. The exercise price is adjusted according to a fixed table of values, according to the share value in the market, at the time of the two exercise periods for each annual lot. In the options granted in 2009, the vesting price is adjusted by the IGP-M variation, plus interests at 3%. The stock option may be exercised in two to five years subsequent to the initial date of the work period established in each of the plans. The shares are usually available to employees over a period of ten years after their contribution.

		9/30/2009		6/30/2009

		Weighted		Weighted
		average		average
	Number of	exercise price	Number of	exercise
	options	- Reais	options	price - Reais

Options outstanding at the beginning of the period	5,930,275	1.67	1,960,000	7.20
Options granted	-	-	6,089,718	1.27
Options exercised	-	-	(151,917)	2.63
Options cancelled	(270,583)	5,16	(1,490,000)	7.20

Options outstanding at the end of the period	6,137,218	1,52	6,407,801	1.67

The market price of Tenda shares at September 30, 2009 was R$ 5.35.

From the quarter ended September 30, 2009, the market value of each option granted was estimated at the grant date using the Binomial and Monte Carlo option pricing models in replacement for the Black-Scholes model. In the period ended September 30, 2009, Tenda recorded stock option expenses of R$ 1,644.

(iii) AUSA

The subsidiary AUSA has three stock option plans, the first launched in 2007 which was approved on June 26, 2007 at the Annual Shareholders' and of the Board of Directors’ Meetings.

Page: 35

The changes in the number of stock options and their corresponding weighted average exercise prices for the year are as follows:

		9/30/2009		6/30/2009

		Weighted		Weighted
		average		average
	Number of	exercise price -	Number of	exercise price –
	options	Reais	options	Reais

Options outstanding at the beginning of the period	2,078	7,610.23	2,138	6,843.52
Options cancelled	-	-	(60)	8,376.94

Options outstanding at the end of the period	2,078	7,610.23	2,078	7,610.23

At September 30, 2009, 729 options were exercisable. The exercise prices per option on September 30, 2009 were from R$ 8,467.64 to R$ 8,596.03 (June 30, 2009 – R$ 8,376.94) to R$ 8,503.96.

The market value of each option granted was estimated at the grant date using the Binomial option pricing model.

AUSA recorded income of the stock option plan amounting to R$ 89 for the period ended September 30, 2009 as a result of the replacement of the Black-Scholes for the Binomial option pricing model.

15 Deferred Taxes

		Parent Company		Consolidated

	09/30/2009	06/30/2009	09/30/2009	06/30/2009

Assets
Temporary differences - Lalur	69,057	46,466	100,446	75,179
Income tax and social contribution loss carryforwards	21,499	17,083	112,671	94,493
Tax credits from downstream merger	3,892	4,670	3,892	17,238
Temporary differences - CPC	46,017	43,817	46,936	43,817

	140,465	112,036	263,945	230,727

Liabilities
Negative goodwill	79,504	58,829	79,504	58,829
Temporary differences - CPC	23,364	21,570	23,789	21,570
Differences between income taxed on cash basis and recorded on accrual basis	70,623	61,063	271,952	224,342

	173,491	141,462	375,245	304,741

The Company calculates its taxes based on the recognition of results proportionally to the receipt of the contracted sales, in accordance with the tax rules determined by the Federal Revenue Service (SRF) Instruction 84/79, which differs from the calculation of the accounting revenues based on the costs incurred versus total estimated cost. The tax basis will crystallize over an average period of four years as cash inflows arise.

Page: 36

Other than for Tenda, Gafisa has not recorded a deferred income tax asset on the tax losses and social contribution tax loss carryforwards of its subsidiaries which adopt the taxable income regime and do not have a history of taxable income for the past three years.

The projections of future taxable income consider estimates that are related, among other things, to the Company's performance and the behavior of the market in which it operates, as well as certain economic factors. Actual results could differ from these estimates.

Based on estimated future taxable income of Gafisa, the expected recovery profile of the income tax and social contribution loss carryforwards of the parent company and Tenda is:

	Parent company	Consolidated

2009	2,410	5,289
2010	2,773	33,192
2011	3,056	47,168
2012	2,129	2,129
Other	11,131	24,893

Total	21,499	112,671

The reconciliation of the statutory to effective tax rate for the periods ended September 30, 2009 and 2008 is as follows:

		Consolidated

	9/30/2009	9/30/2009

Income before taxes on income and minority interest	277,713	183,072
Income tax calculated at the standard rate - 34%	(94,422)	(62,244)
Net effect of subsidiaries taxed on presumed profit regime	35,766	7,919
Amortization of negative goodwill	(5,203)	-
Tax losses (negative tax basis used)	115	1,123
Stock option plan	(5,966)	(6,673)
Other permanent differences	4,807	9,419

Income tax and social contribution expense	(64,904)	(50,456)

Additionally, the reconciliation of the effective tax rate in the parent company mainly arises from the equity in results and the use of tax losses recorded from prior years over the current year.

16 Financial instruments

Page: 37

The Company participates in operations involving financial instruments, all of which are recorded on the balance sheet, for the purposes of meeting its operating needs and reducing its exposure to credit, currency and interest rate risks. These risks are managed by control policies, specific strategies and determination of limits, as follows:

(a) Risk considerations

(i) Credit risk

The Company and its subsidiaries restrict their exposure to credit risks associated with banks and cash and cash equivalents, investing in highly-rated financial institutions in short-term securities.

With regards to accounts receivable, the Company restricts its exposure to credit risks through sales to a broad base of clients and ongoing credit analysis. Additionally, there is no history of losses due to the existence of liens for the recovery of its products in the cases of default during the construction period.

Other than for Tenda, the Company management did not deem necessary the recognition of a provision to cover losses for the recovery of receivables related to delivered real estate units at September 30, 2009 and June 30, 2009. There was no significant concentration of credit risks related to clients for the periods presented.

(ii) Currency risk

The Company participates in operations involving derivative financial instruments for the purposes of mitigating the effects of fluctuations in foreign exchange rates.

In the periods ended September 30 and June 30, 2009, R$ 7,296 and R$ 14,352 related to the net positive result from the swap operations of currency and interest rates was recognized in Financial income (expenses), matching the results of these operations with the fluctuation in foreign currencies in the Company's balance sheet.

The nominal value of the swap contracts was R$ 100,000 at September 30, 2009 (R$ 100,000 at June 30, 2009). The unrealized gains (losses) of these operations at September 30 and June 30, 2009 are as follows (Note 9):

Page: 38

	Reais	Percentage		Net unrealized gains (losses) from derivative instruments

Rate swap contracts – (US Dollar and Yen for CDI)	Nominal	Original
	value	index	Swap	9/30/2009	6/30/2009

Banco ABN Amro Real S.A.	100,000	Yen + 1.4%	105% CDI	7,296	14,352

	100,000			7,296	14,352

The Company does not make sales denominated in foreign currency.

(iii) Interest rate risk

The interest rates on loans and financing are disclosed in Note 9. The interest rates contracted on financial investments are disclosed in Note 4. Accounts receivable from real estate units delivered (Note 5) are subject to annual interest of 12%, appropriated on pro rata basis.

Additionally, as disclosed in Notes 7 and 11, a significant portion of the balances from related parties and with partners in the ventures are not subject to financial charges.

(b) Valuation of financial instruments

The main financial instruments receivable and payable are described below, as well as the criteria for their valuation.

(i) Cash and cash equivalents

The market value of these assets does not differ significantly from the amounts presented in the quarterly information (Note 4). The contracted rates reflect usual market conditions.

(ii) Loans and financing and debentures

Loans and financing are recorded based on the contractual interest rates of each operation, except for loans denominated in foreign currency, which are stated at fair value as contra-entry to results. Interest rate estimates for contracting operations with similar terms and amounts are used for the determination of market value. The terms and conditions of loans and financing and debentures obtained are presented in Notes 9 and 10. The fair value of the other loans and financing, recorded based on the contractual interest of each operation, does not significantly differ from the amounts presented in the financial statements.

Page: 39

(c) Sensitivity analysis

A sensitivity analysis of the risks of material losses that could accrue from financial instrument transactions, based on management's best estimate of the most likely scenario (Scenario I), is presented below. Additionally, a further two scenarios are presented, as required by the CVM, pursuant to Instruction No. 475/08, by stressing the variables by 25% and 50%, respectively (Scenarios II and III).

At September 30, 2009, the Company had two foreign exchange derivatives with the ABN bank.

- Banco ABN: debt swap in Yen, equivalent to R$100 million, at a fixed cost of 1.4% per year per asset position, and Yen at a cost of 105% of CDI. Beginning on November 9, 2007 and maturity on October 29, 2009.

The risk factors in the sensitivity analysis were the variations in the R$/JPY exchange rates, and in the CDI rate. However, the Company’s management considers that only the risk of CDI variation is relevant, since the swap operation has the effect of mitigating the exchange rate variation risk.

The following scenarios were considered:

.. Scenario I: Likely – Management considered the market curves at September 30, 2009 for the maturity dates of derivative transactions:

      - R$/JPY 0.01975 and CDI rate at 8.71% on October 29, 2009.

.. Scenario II: Appreciation/Devaluation by 25% of risk variables used in pricing.

.. Scenario III: Appreciation/Devaluation by 50% of risk variables used in pricing.

A sensitivity analysis of the risks of material losses that could accrue from financial instrument transactions, including derivatives, based on management's best estimate of the most likely scenario (Scenario I), is presented below. Additionally, a further two scenarios are presented, as required by the CVM, pursuant to Instruction No. 475/08, by stressing the variables by 25% and 50%, respectively, (Scenarios II and III).

Impact on exchange rate scenarios

Page: 40

					Scenario (*)

		I		II		III

Transaction	Risk	Expected	Devaluation	Appreciation	Devaluation	Appreciation

"Swap" (asset position - Yen)	Apprec./Dev. of Yen	-	32,826	32,747	65,652	(65,652)
Debt denominated in Yen	Apprec./Dev. of Yen	-	32,747	32,826	65,493	(65,493)

Net effect of Yen devaluation		-	79	(79)	159	(159)

(*) Scenarios I, II and III - Likely, Possible and Remote, respectively.

Impact on interest rate scenarios

					Scenario (*)

		I		II		III

Transaction	Risk	Expected	Devaluation	Appreciation	Devaluation	Appreciation

ABN Amro swap – liability position balance in
CDI on maturity date
(October 29, 2009)	Appreciation of CDI	124,814	125,018	124,606	125,219	124,394

(*) Scenarios I, II e III – Likely, Possible and Remote, respectively.

At September 30, 2009, the liability position balances in CDI are as follows:

Swap transaction ABN: R$124,009

A sensitivity analysis of these transactions does not change the debt balance at the base date, since the CDI rate used for projecting the debt is the same used for discount to present value.

The source of the data used to determine the exchange rate adopted in the base scenarios was the Brazilian Mercantile & Futures Exchange ("BMF"), as management believes that this is the most reliable and independent source, and which represents the market consensus on these quotations.

The US Dollar and Yen data were sourced from the BMF website on September 30, 2009 for the maturity dates.

17 Related Parties

(a) Transactions with related parties

Page: 41

				Parent
	CURRENT ACCOUNT			company	Consolidated

		9/30/2009	6/30/2009	9/30/2009	6/30/2009

	Condominium and Consortia
A116	Alpha 4	(4,452)	(2,618)	(4,452)	(2,618)
A146	Consórcio Ezetec & Gafisa	29,440	27,783	29,440	27,783
A166	Consórcio Ezetec Gafisa	-	(11,814)	-	(11,814)
A175	Cond Constr Empr Pinheiros	2,823	2,313	2,823	2,313
A195	Condominio Parque da Tijuca	(208)	(74)	(208)	(74)
A205	Condominio em Const. Barra Fir	(46)	(46)	(46)	(46)
A226	Civilcorp	711	1,998	711	1,998
A255	Condominio do Ed Barra Premiu	105	105	105	105
A266	Consorcio Gafisa Rizzo	44	(65)	44	(65)
A286	Evolucao Chacara das Flores	7	7	7	7
A315	Condomínio Passo da Pátria II	569	569	569	569
A395	Cond Constr Palazzo Farnese	(17)	(17)	(17)	(17)
A436	Alpha 3	(1,838)	(1,527)	(1,838)	(1,527)
A475	Condominio Iguatemi	3	3	3	3
A486	Consórcio Quintas Nova Cidade	36	36	36	36
A506	Consórcio Ponta Negra	2,508	2,840	2,508	2,840
A536	Consórcio SISPAR & Gafisa	4,509	2,391	4,509	2,391
A575	Cd. Advanced Ofs Gafisa-Metro	(865)	(715)	(865)	(715)
A606	Condomínio ACQUA	(3,647)	(3,386)	(3,647)	(3,386)
A616	Cond.Constr.Living	(620)	(314)	(620)	(314)
A666	Consórcio Bem Viver	(274)	(181)	(274)	(181)
A795	Cond.Urbaniz.Lot Quintas Rio	(3,390)	(1,878)	(3,390)	(1,878)
A815	Cond.Constr. Homem de Melo	83	83	83	83
A946	Consórcio OAS Gafisa – Garden	(9,910)	(3,049)	(9,910)	(3,049)
B075	Cond.Constr. La Traviata	(271)	(180)	(271)	(180)
B125	Cond. Em Constr LACEDEMONIA	57	57	57	57
B226	Evolucao New Place	(671)	(669)	(671)	(669)
B236	Consórcio Gafisa Algo	722	722	722	722
B256	Columbia Outeiro dos Nobres	(153)	(153)	(153)	(153)
B336	Evolucao - Reserva do Bosque	11	10	11	10
B346	Evolucao Reserva do Parque	59	116	59	116
B496	Consórcio Gafisa&Bricks	611	(6)	611	(6)
B525	Cond.Constr. Fernando Torres	136	136	136	136
B625	Cond de Const Sunrise Reside	382	(40)	382	(40)
B746	Evolucao Ventos do Leste	123	123	123	123
B796	Consórcio Quatro Estações	(1,328)	(1,342)	(1,328)	(1,342)
B905	Cond em Const Sampaio Viana	951	951	951	951
B945	Cond. Constr Monte Alegre	1,456	1,456	1,456	1,456
B965	Cond. Constr.Afonso de Freitas	1,674	1,674	1,674	1,674
B986	Consorcio New Point	1,348	1,470	1,348	1,470
C136	Evolução - Campo Grande	612	615	612	615
C175	Condomínio do Ed Oontal Beach	(486)	(326)	(486)	(326)
C296	Consórcio OAS Gafisa – Garden	(7,661)	429	(7,661)	429
C565	Cond Constr Infra Panamby	(187)	(315)	(187)	(315)
C575	Condominio Strelitzia	(936)	(883)	(936)	(883)
C585	Cond Constr Anthuriun	2,485	3,232	2,485	3,232
C595	Condomínio Hibiscus	2,677	2,638	2,677	2,638
C605	Cond em Constr Splendor	1,813	1,813	1,813	1,813
C615	Condominio Palazzo	1,286	1,123	1,286	1,123
C625	Cond Constr Doble View	(3,298)	(3,013)	(3,298)	(3,013)
C635	Panamby - Torre K1	416	500	416	500
C645	Condomínio Cypris	(1,722)	(1,600)	(1,722)	(1,600)
C655	Cond em Constr Doppio Spazio	(3,222)	(3,189)	(3,222)	(3,189)
C706	Consórcio	6,631	4,955	6,631	4,955
D076	Consórcio Planc e Gafisa	809	989	809	989
D096	Consórcio Gafisa&Rizzo (susp)	1,520	1,333	1,520	1,333
D116	Consórcio Gafisa OAS – Abaeté	(8,625)	(5,290)	(8,625)	(5,290)
D535	Cond do Clube Quintas do Rio	1	1	1	1

Page: 42

			Parent
	CURRENT ACCOUNT		company		Consolidated

		9/30/2009	6/30/2009	9/30/2009	6/30/2009

D886	Cons OAS-Gafisa Horto Panamby	(9,044)	1,811	(9,044)	1,811
D896	Consórcio OAS e Gafisa – Horto Panamby	(2,001)	(94)	(2,001)	(94)
E116	Consórcio Ponta Negra – Ed Marseille	-	(8,062)	-	(8,062)
E126	Consórcio Ponta Negra – Ed Nice	(9,885)	(9,360)	(9,885)	(9,360)
E166	Manhattan Square	(2,075)	(1,309)	(2,075)	(1,309)
E336	Cons. Eztec Gafisa Pedro Luis	(11,380)	(9,758)	(11,380)	(9,758)
E346	Consórcio Planc Boa Esperança	1,316	682	1,316	682
E736	Consórcio OAS e Gafisa – Tribeca	209	(1,229)	209	(1,229)
E746	Consórcio OAS e Gafisa – Soho	-	(6,489)	-	(6,489)
E946	Consórcio Gafisa	(81)	(80)	(81)	(80)
F178	Consórcio Ventos do Leste	(1)	(1)	(1)	(1)
S016	Bairro Novo Cotia	9,506	9,506	9,506	9,506
S026	Bairro Novo Camaçari	1,260	1,260	1,260	1,260

		(9,385)	(3,342)	(9,385)	(3,342)

	GAF - GAFISA + MERGED
0010	Gafisa SPE 10 SA	(9,580)	(9,580)	(9,580)	(9,580)
0060	Gafisa Vendas I.Imob Ltda	2,384	2,384	2,384	2,384
E910	Projeto Alga	(25,000)	(25,000)	(25,000)	(25,000)
	Other	(351)	(351)	(351)	(351)

		(32,547)	(32,547)	(32,547)	(32,547)

	SPEs
0020	Alphaville Urbanismo S.A.	2,723	2,723	5,588	5,588
	Construtora Tenda S.A.	45,127	45,127	-	-
0030	FIT Resid. Empreend. Imob.Ltda	266	51	(1,423)	(2,444)
0040	Bairro Novo Emp Imob S.A.	1,968	1,968	1,968	1,968
0050	Cipesa Empreendimentos Imobil.	252	252	(398)	(398)
A010	The house	80	80	80	80
A020	Gafisa SPE 46 Empreend Imob	8,008	8,017	9,161	8,698
A070	Gafisa SPE 40 Emp.Imob LTDA	1,014	1,024	878	976
A180	Vistta Ibirapuera	1,073	1,073	1,073	1,073
A290	Blue II Plan. Prom e Venda Lt	(6,973)	(6,311)	(10,637)	(9,829)
A300	SAÍ AMARELA S/A	(1,812)	(1,775)	(1,393)	(1,558)
A320	GAFISA SPE-49 EMPRE.IMOB.LTDA	2,785	2,785	(2)	(2)
A340	London Green	9	9	9	9
A350	GAFISA SPE-35 LTDA	8	(342)	(1,379)	(139)
A410	GAFISA SPE 38 EMPR IMOB LTDA	4,815	8,583	312	109
A420	LT INCORPORADORA SPE LTDA.	1,082	1,081	(531)	(527)
A490	RES. DAS PALMEIRAS INC. SPE LT	753	751	1,246	1,246
A560	ACQUA RESIDENCIAL	196	-	196	-
A580	GAFISA SPE 41 EMPR.IMOB.LTDA.	(3,093)	(3,685)	1,773	1,546
A630	Dolce VitaBella Vita SPE SA	165	165	(102)	32
A640	SAIRA VERDE EMPREEND.IMOBIL.LT	166	166	991	743
A680	GAFISA SPE 22 LTDA	872	872	600	630
A720	CSF Prímula	2,511	1,310	2,511	1,310
A730	GAFISA SPE 39 EMPR.IMOBIL LTDA	(2,048)	5,622	(606)	(1,314)
A750	CSF Santtorino	5	-	5	-
A800	DV SPE SA	(578)	(578)	(564)	(571)
A870	GAFISA SPE 48 EMPREEND IMOBILI	(143)	(142)	(188)	490
A880	Espacio Laguna	286	-	286	-
A990	GAFISA SPE-53 EMPRE.IMOB.LTDA	(43)	(43)	(39)	(57)
B040	Jardim II Planej.Prom.Vda.Ltda	6,156	7,723	(2,993)	(2,990)
B210	GAFISA SPE 37 EMPREEND.IMOBIL.	5,032	4,749	(271)	(398)
B270	GAFISA SPE-51 EMPRE.IMOB.LTDA	89	94	790	822
B430	GAFISA SPE 36 EMPR IMOB LTDA	38,013	38,246	(647)	(4,235)
B440	GAFISA SPE 47 EMPREEND IMOBILI	138	138	566	137

Page: 43

			Parent
	CURRENT ACCOUNT		company		Consolidated

		9/30/2009	6/30/2009	9/30/2009	6/30/2009

B590	SUNPLACE SPE LTDA	(191)	(191)	415	415
B600	Sunplaza Personal Office	10,316	10,316	10,316	10,316
B630	Sunshine SPE Ltda.	1,474	1,474	563	919
B640	GAFISA SPE 30 LTDA	5,077	4,969	(1,206)	(1,217)
B760	Gafisa SPE-50 Empr. Imob. Ltda	(887)	(972)	(2,796)	(238)
B800	TINER CAMPO BELO I EMPR.IMOBIL	1,060	4,824	525	2,908
B830	GAFISA SPE-33 LTDA	3,343	3,225	2,321	2,321
C010	Jardim I Planej.Prom.Vda. Ltda	5,661	5,659	6,581	6,662
C070	VERDES PRAÇAS INC.IMOB SPE LT	(22,706)	(22,706)	(38)	(38)
C100	GAFISA SPE 42 EMPR.IMOB.LTDA.	215	215	(120)	39
C150	PENÍNSULA I SPE SA	(1,549)	(1,449)	(696)	(1,117)
C160	PENÍNSULA 2 SPE SA	4,778	4,778	2,489	865
C180	Blue I SPE Ltda.	5,434	4,846	2,642	59
C220	Blue II Plan Prom e Venda Lt	(6)	(6)	(6)	(6)
C230	Blue II Plan Prom e Venda Lt	(3)	(3)	(3)	(3)
C360	Weber Art	(148)	-	(148)
C370	Olimpic Chácara Santo Antonio	21	17	21	17
C410	Gafisa SPE-55 Empr. Imob. Ltda	295	(1)	(54)	(18)
C440	Gafisa SPE 32	(2,086)	(2,093)	(2,370)	(2,228)
C460	CYRELA GAFISA SPE LTDA	2,984	2,984	2,984	2,984
C490	Unigafisa Part SCP	(10,527)	(6,684)	(7,074)	(7,824)
C510	Parque Barueri	-	384	-	384
C540	Villagio Panamby Trust SA	(554)	(776)	2,271	750
C550	DIODON PARTICIPAÇÕES LTDA.	(5,694)	(5,695)	1,680	13,490
C680	DIODON PARTICIPAÇÕES LTDA.	131	131	131	131
C800	GAFISA SPE 44 EMPREEND IMOBILI	95	95	221	145
C850	Gafisa SA	1,437	1,437	1,437	1,437
C860	Spazio Natura Emp. Imob. Ltd	4	4	4	4
D060	Dep Jose Lages Emp Imob S	1,345	1,086	1,345	1,086
D080	O Bosque E. Imob. Ltda	120	-	120	-
D100	GAFISA SPE 65 EMPREEND IMOB LTD	32	33	168	388
D280	Cara de Cão	(2,967)	(2,967)	(2,967)	(2,967)
D340	Laguna	(390)	(170)	(390)	(170)
D590	GAFISA SPE-72	(12)	-	(24)	1
D620	Gafisa SPE-52 E. Imob. Ltda	44	44	42	42
D630	Grand Park – Arvores	(693)	-	(700)	-
D730	Gafisa SPE-32 Ltda	2,220	2,220	2,220	2,220
D940	Terreno Ribeirão / Curupira	1,352	1,352	1,352	1,352
E240	Edif Nice	(95)	(95)	(95)	(95)
E350	Gafisa SPE-71	66	73	(61)	100
E360	Zildete	(64)	198	(64)	198
E380	Clube Baiano de Tênis	313	314	313	314
E410	Gafisa SPE-73	1	1	1	-
E550	Gafisa SPE 69 Empreendimertos	3,815	3,154	(159)	(72)
E560	GAFISA SPE 43 EMPR.IMOB.LTDA.	5	5	5	5
E770	Gafisa SPE-74 Emp Imob Ltda	1,749	1,716	(519)	(511)
E780	GAFISA SPE 59 EMPREEND IMOB LTDA	3	3	(1)	1
E970	Gafisa SPE 68 Empreendimertos	21	21	1	1
E980	Gafisa SPE-76 Emp Imob Ltda	22	22	(10)	(10)
E990	Gafisa SPE-77 Emp Imob Ltda	3,316	3,289	3,303	3,289
F100	Gafisa SPE-78 Emp Imob Ltda	130	102	9	1
F110	Gafisa SPE-79 Emp Imob Ltda	3	3	1	1
F120	Gafisa SPE 70 Empreendimertos	5	5	1,352	(741)
F130	GAFISA SPE 61 EMPREENDIMENTO I	4	4	(13)	(13)
F140	SOC.EM CTA.DE PARTICIP. GAFISA	(878)	(878)	(878)	(878)
F260	Gafisa SPE-75 Emp Imob Ltda	354	315	30	0
F270	GAFISA SPE-80 EMP IMOB LT	2	-	-	(0)

Page: 44

			Parent
	CURRENT ACCOUNT		company		Consolidated

		9/30/2009	6/30/2009	9/30/2009	6/30/2009

F520	Gafisa SPE-85 Emp Imob Ltda	(301)	(756)	(1,334)	(772)
F580	Gafisa SPE-86 Emp Imob Ltda	-	(1)	-	-
F590	Gafisa SPE-81 Emp Imob Ltda	1	1	-	-
F600	Gafisa SPE-82 Emp Imob Ltda	-	-	-	-
F610	Gafisa SPE-83 Emp Imob Ltda	202	-	201	-
F620	Gafisa SPE-87 Emp Imob Ltda	894	319	19	1
F630	Gafisa SPE-88 Emp Imob Ltda	(66)	(1,738)	1,394	-
F640	Gafisa SPE-89 Emp Imob Ltda	(3,164)	626	(868)	-
F650	Gafisa SPE-90 Emp Imob Ltda	126	-	126	-
F660	Gafisa SPE-84 Emp Imob Ltda	(4,018)	388	212	381
F970	Gafisa SPE-92 Emp Imob Ltda	110	65	1	1
F980	GAFISA SPE-93 EMPR IMOB L	8	-	-	-
F990	GAFISA SPE-94 EMPR IMOB L	7	-	-	-
G010	GAFISA SPE-95 EMPR IMOB L	7	-	-	-
G020	GAFISA SPE-96 EMPR IMOB L	7	-	-	-
G030	GAFISA SPE-97 EMPR IMOB L	8	-	-	-
G040	GAFISA SPE-98 EMPR IMOB L	8	-	-	-
G050	GAFISA SPE-99 EMPR IMOB L	8	-	-	-
G060	GAFISA SPE-103 EMPR IMOB	7	-	-	-
G150	SITIO JATIUCA E IM SPE LT	1,266	-	1,266	-
G160	DEPUT JOSE LAJES EMP IM	71	-	71	-
G220	OAS CITY PARK BROTAS EMPR	925	-	925	-
G260	CITY PARK ACUPE EMP IMOB	252	-	252	-
L130	Gafisa SPE-77 Emp	(180)	451	(104)	620
N030	MARIO COVAS SPE EMPREENDIMENTO	40	40	(816)	(816)
N040	IMBUI I SPE EMPREENDIMENTO IMO	1	1	1	1
N090	ACEDIO SPE EMPREEND IMOB LTDA	1	1	2	-
N120	MARIA INES SPE EMPREEND IMOB.	1	1	(2)	(2)
N230	GAFISA SPE 64 EMPREENDIMENTO I	1	1	1	(149)
N250	FIT Jd Botanico SPE Emp.	1	1	(39)	(39)
X100	CIPESA EMPREENDIMENTOS IMOBILI	12	6	6	-

		112,934	133,771	31,645	33,484

	Third party’s works
A053	Camargo Corrêa Dês.Imob SA	917	917	917	917
A103	Genesis Desenvol Imob S/A	(216)	(216)	(216)	(216)
A213	Empr. Icorp. Boulevard SPE LT	56	56	56	56
A243	Cond. Const. Barra First Class	31	31	31	31
A833	Klabin Segall S.A.	532	532	532	532
A843	Edge Incorp.e Part.LTDA	146	146	146	146
A853	Multiplan Plan. Particip. e Ad	100	100	100	100
A933	Administ Shopping Nova America	90	90	90	90
A973	Ypuã Empreendimentos Imob	200	4	200	4
B053	Cond.Constr. Jd Des Tuiliere	(124)	(124)	(124)	(124)
B103	Rossi AEM Incorporação Ltda	3	3	3	3
B293	Patrimônio Constr.e Empr.Ltda	307	307	307	307
B323	Camargo Corrêa Dês.Imob SA	39	39	39	39
B353	Cond Park Village	(107)	(107)	(107)	(107)
B363	Boulevard0 Jardins Empr Incorp	(89)	(89)	(89)	(89)
B383	Rezende Imóveis e Construções	809	809	809	809
B393	São José Constr e Com Ltda	543	543	543	543
B403	Condominio Civil Eldorado	276	276	276	276
B423	Tati Construtora Incorp Ltda	286	286	286	286
B693	Columbia Engenharia Ltda	431	431	431	431
B753	Civilcorp Incorporações Ltda	4	4	4	4
B773	Waldomiro Zarzur Eng. Const.Lt	1,801	1,801	1,801	1,801
B783	Rossi Residencial S/A	431	431	431	431

Page: 45

			Parent
	CURRENT ACCOUNT		company		Consolidated

		9/30/2009	6/30/2009	9/30/2009	6/30/2009

B863	RDV 11 SPE LTDA.	(781)	(781)	(781)	(781)
B913	Jorges Imóveis e Administrações	1	1	1	1
C273	Camargo Corrêa Dês.Imob SA	(661)	(669)	(661)	(669)
C283	Camargo Corrêa Dês.Imob SA	(323)	(323)	(323)	(323)
C433	Patrimônio Const Empreend Ltda	155	155	155	155
D963	Alta Vistta Maceio (Controle)	3,960	3,614	3,960	3,614
D973	Forest Ville (OAS)	813	807	813	807
D983	Garden Ville (OAS)	272	269	272	269
E093	JTR - Jatiuca Trade Residence	4,796	4,361	4,796	4,361
E103	Acquarelle (Controle)	15	(33)	15	(33)
E133	Riv Ponta Negra - Ed Nice	1,748	812	1,748	812
E313	Palm Ville (OAS)	200	185	200	185
E323	Art Ville (OAS)	273	196	273	196
E503	Oscar Freire Open View	(282)	(97)	(282)	(97)
E513	Open View Galeno de Almeida	(127)	(45)	(127)	(45)
F323	Incons Empreend. Imob. SP	4,646	500	4,646	500
F833	Carlyle RB2 AS	(1,774)	(335)	(1,774)	(335)
F873	Partifib P. I. Fiorata Lt	(488)	(488)	(488)	(488)
F883	Partifib P. I. Volare Ltda	(373)	(374)	(373)	(374)
	Other	-	(416)	-	-

		18,536	13,609	18,536	14,025

	Grand total	89,538	111,491	8,249	11,620

18 Insurance

Gafisa S.A. and its subsidiaries maintain insurance policies against engineering risk, barter guarantee, guarantee for the completion of the work and civil liability related to unintentional personal damages caused to third parties and material damages to tangible assets, as well as against fire hazards, lightning strikes, electrical damages, natural disasters and gas explosion. The contracted coverage is considered sufficient by management to cover possible risks involving its assets and/or responsibilities.

19 Segment information

Starting in 2007, following the acquisition, formation and merger of the entities AUSA, FIT Residencial, Bairro Novo and Tenda, respectively, the Company's management assesses segment information on the basis of different business segments rather than geographic regions of its operations.

The Company's chief executive officer, who is responsible for allocating resources among the businesses and monitoring their progress, uses economic present value data, which is derived from a combination of historical and forecasted operating results. The Company provides below a measure of historical profit or loss, selected segment assets and other related information for each reporting segment.

Page: 46

This information is gathered internally and used by management to develop economic present value estimates, provided to the chief executive officer for making operating decisions, including the allocation of resources among segments. The information is derived from the statutory accounting records which are maintained in accordance with the accounting practices adopted in Brazil. The reporting segments do not separate operating expenses, total assets and depreciation. No revenues from an individual client represented more than 10% of net sales and/or services.

				09/30/2009

	Gafisa S.A. (*)	TENDA	AUSA	Total

Net operating revenue	1,218,156	726,098	180,552	2,124,806
Operating costs	(909,191)	(496,226)	(118,223)	(1,523,640)

Gross profit	308,965	229,872	62,329	601,166

Gross margin - %	25.4%	31.7%	34.5%	28.3%

Net income for the period	112,831	33,563	11,824	158,218

Receivables from clientes
(current and non current
term)	2,113,616	1,059,130	207,664	3,380,410
Properties for sale	1,251,641	357,130	153,661	1,762,432
Other assets	774,723	967,412	46,562	1,788,697

Total assets	4,139,980	2,383,672	407,887	6,931,539

(*) Includes all subsidiaries, except Tenda and Alphaville Urbanismo S.A.

Page: 47

					09/30/2008
			Fit
	Gafisa S.A. (*)	AUSA	Residencial	Bairro Novo	Total

Net operating revenue	951,808	169,247	70,718	786	1,192,559
Operating costs	(652,491)	(109,253)	(51,919)	(538)	(814,201)

Gross profit	299,317	59,994	18,799	248	378,358

Gross margin - %	31.4%	35.4%	26.6%	31.6%	31.7%

Net income for the period	100,880	18,307	(15,442)	(6,669)	97,076

Receivables from clientes
(current and non current
term)	1,354,677	145,520	61,147	789	1,562,133
Properties for sale	1,257,997	117,201	161,474	3,049	1,539,721
Other assets	1,252,357	48,382	59,567	6,070	1,366,376

Total assets	3,865,031	311,103	282,188	9,908	4,468,230

(*) Includes all subsidiaries, except Construtora Tenda S.A., Alphaville Urbanismo S.A., and Fit Residencial.

20 Subsequent events

(i) Issuance of simple debentures in the total amount of R$ 600,000

At the Board of Directors Meeting held on October 15, 2009, the seventh issuance of non-convertible simple debentures was approved in a single and undivided lot, sole series, in the total amount of R$ 600,000, maturing in five years counted from the date of issuance, in order to finance the building of real estate ventures.

(ii) Proposal for merger of all shares of subsidiary Construtora Tenda

On October 21, 2009 the Company informed that it intends to present to its shareholders a proposal for merging all shares of its subsidiary Tenda, which conditions are still being negotiated with the Independent Committee.

The Management has the understanding that the adequate exchange rate would be between 0.188 and 0.200 share of Gafisa for 1 share of Tenda. In case the parties negotiate terms that are mutually satisfactory, the respective Board of Directors will call a shareholders’ meeting up to November 20, 2009 for resolving about the merger.

If such merger is approved, Tenda will become a wholly-owned subsidiary of Gafisa, accordingly, its shares will no longer be traded on the Novo Mercado of BM&FBOVESPA, keeping its public company registration.

* * *

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FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Corporate Legislation
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHERS	Base Date - 09/30/2009

01610-1 GAFISA S/A	01.545.826/0001-07

7.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

SEE 12.01 - COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER.

Page: 1

Gafisa Reports Third Quarter 2009 Results
--- Sales reached to R$800 million, a 48% increase over 3Q08 ---
--- EBITDA Grows 157% to R$179 million, 20.4% Margin on Revenue of R$877 million ---
--- Adjusted Net Income of R$ 88.6 million, 10.1% adjusted net margin ---
--- Over R$1.1 billion in Cash and Equivalents ---

FOR IMMEDIATE RELEASE - São Paulo, November 5th, 2009 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), Brazil’s leading diversified national homebuilder, today reported financial results for the third quarter ended September 30, 2009. The financial statements were prepared and presented in accordance with Brazilian GAAP and in Brazilian Reais (R$). Only financial data derived from the Company’s accounting system were subject to review by the Company’s auditors. Operating and financial information not directly linked to the accounting system (i.e., launches, pre-sales, average sales price, land bank, PSV and others) or non-BR GAAP measures were not reviewed by the auditors. Additionally, financial statements and operating information consolidate the numbers for Gafisa and its subsidiaries, and refer to Gafisa’s stake (or participation) in its developments. The third quarter of 2008 has been adjusted in accordance with Law 11638, which brings accounting standards closer to the IFRS, for comparison purposes to the third quarter of 2009.

Commenting on the third quarter highlights, Wilson Amaral, CEO of Gafisa, said: “The gradual recovery in the economic climate and real estate market during the quarter supported the Company’s strong sales and net revenue performance that positively impacted the Company’s adjusted EBITDA margin of 20.4%, a 140 basis point increase when compared to the previous quarter. This improvement also reflects Tenda’s leadership and capacity to innovate in the affordable housing segment as it both doubled its quarterly pre-sales as compared to the prior year.

Amaral added, “Through the third quarter of 2009, we proceeded conservatively by prioritizing the sales of inventory and the conservation of cash while we consolidated our scalable operating platform which is able to meet the housing needs of Brazilians through leading industry brands in each segment. We are now poised to accelerate launches in the fourth quarter in all of our companies. We expect total launches to be two times higher than the 3Q09 figure and have already picked up the pace of launches in October which reached R$367 million. Based on our expectations for an active fourth quarter and the performance already achieved through the 3Q08, we reaffirm the guidance for 2009 with consolidated sales in the range of R$2.7 to R$3.2 billion.”

Operating & Financial Highlights

IR Contact
Luiz Mauricio de Garcia Paula
Email: ri@gafisa.com.br
IR Website: www.gafisa.com.br/ir

3Q09 Earnings Results
Conference Call
Friday, November 6, 2009
> In English
9:00 AM US EST
12:00 PM Brasilia Time
Phones:
+1 800 860-2442 (US only)
+1 412 858-4600 (other countries)
Code: Gafisa
> In Portuguese
   7:00 AM US EST
  10:00 AM Brasilia Time
Phone: +55 (11) 2188-0188
Code: Gafisa
   Pre-sales from the quarter’s launches and inventory reached R$800.2 million for the quarter, a 48% increase over 3Q08. 9M09 pre-sales was R$2.2 billion, a 12% increase when compared to the same period of last year.

    Launches totaled R$514.3 million for the quarter, a decline of 43% as compared to the third quarter of 2008. For the fourth quarter of 2009, the Company expects to accelerate launches that could be two times higher than the 3Q09, due to the strong improvement of market conditions.

Net operating revenues, recognized by the Percentage of Completion (“PoC”) method, rose 131% to R$877.1 million from R$378.9 million in the 3Q08.

   3Q09 Adjusted EBITDA reached R$179.1 million (20.4% margin), a 157% increase compared to Adjusted EBITDA of R$69.8 million (19.0% margin) reached in 3Q08, mainly due to the strong performance of Gafisa and Tenda’s improved results.

Other operating net expense was R$40.0 million, mainly due to a contingency related to Gafisa’s previous shareholder.

Net Income before minorities and stock option expenses was R$88.6 million for the quarter, (10.1% adjusted net margin), an increase of 136% compared with R$37.6 million in 3Q08.

The Backlog of Revenues to be recognized under the PoC method reached R$2.9 billion, a 47% increase over 3Q08. The Backlog Margin to be recognized reached 35.0%.

Gafisa’s consolidated land bank was R$15.3 billion at 3Q09, a decline of 6% over 3Q08, reflecting the conservative approach to launches taken through 3Q09.

Gafisa’s consolidated cash position exceeded R$1.1 billion at the end of September, facilitating the Company’s ability to fund and execute its growth strategy.

On October 22, the Company announced that it intends to merge into Gafisa all of the shares of its subsidiary, CONSTRUTORA TENDA S.A.

Page: 1

CEO Commentary and Corporate Highlights for 3Q2009

The outlook for homebuilders brightened considerably during the third quarter as investor optimism towards Brazil returned and public institutions, such as BNDES and Caixa Economica Federal (CAIXA), played an important role in accelerating the economic recovery and helping to avert a prolonged recession. Doubts about the availability of credit and the sustainability of demand from homebuyers that prevailed during the first part of the year have now largely dissipated and expectations for a sustained and robust growth cycle prevail. Brazil’s housing deficit remains very real and is estimated at 7 million families today with continued growth of 1.5 million new households per year. Supported by the expansion of real wages, a fall in unemployment rates, and improving consumer confidence, the homebuilding industry’s current challenge is to meet that demand quickly and efficiently. At Gafisa, we have put in place an operational platform that allows for scalability to meet demand, invested in human capital, optimized our balance sheet and consolidated our leading brands that serve a cross-segment of Brazil’s population, all to facilitate our growth plan. We have the infrastructure in place to significantly increase our launch capacity in the fourth quarter of the year and look forward to a strong 2010.

The operating environment is favorable and bodes well for all homebuilders. With three investment grade ratings now in place from Standard & Poor’s, Moody’s and Fitch, a historically low Central Bank Selic rate at just 8.75%, and continued normalization of credit markets evidenced by the success of a number of recent equity and debt offerings, it appears that adequate levels of financing are available from an array of sources. At the same time, CAIXA has renewed its commitment to providing flexible and affordable financing by adding R$3 billion of FGTS funding for a total of R$6 billion for homebuilding. These funds are available to accelerate the construction process in order to achieve their goal of 1 million affordable entry-level homes by 2010. In addition to TENDA’s R$600 million debenture issued under this program earlier in the year, Gafisa expects to close a debenture in the amount of up to R$600 million for financing of units up to R$500,000 throughout the country.

With respect to mortgage availability and affordability, we are seeing very positive signs of renewed capacity from both the commercial banks as well as CAIXA and Banco do Brasil. And, this will benefit many Brazilians as we see an increased pace of overall labor hiring. The Labor Ministry expects the pace of hiring to increase in the fourth quarter after over 253,000 new jobs were created in September 2009, the fastest pace in over a year. Terms and conditions continue to improve for Brazilians acquiring middle and upper segment housing with 30 year mortgages and rates as low as TR + 8% currently available. The pool of funds available for unsubsidized mortgages grew in September due to the all time high savings topping R$4 billion, 65% of which must be used by commercial banks to fund mortgages. As well, at the beginning of the fourth quarter, the affordable entry-level segment received a boost with the government’s announcement of a significant expansion in the number of cities eligible to receive subsidies and raising the unit price caps for most cities. This is expected to result in providing access to an additional 39 million more inhabitants across the country to first time homes. For 2010, we expect additional funding of R$ 7 billion to be committed to the MCMV program based on the Planning Ministry’s proposal which is included in the Congressional budget for next year.

At Gafisa, we have spent the last four years building a solid platform to serve the diverse housing needs of Brazil’s families. TENDA, which has spent much of the year restructuring and optimizing operations, putting a solid funding capacity in place, solidifying relationships with CAIXA, and launching innovative products for its market is poised to capture the enormous opportunity at the lower end of the market. Alphaville and Gafisa, which through the first half of 2009 operated conservatively given the global financial crisis, are now geared up to accelerate launches for the fourth quarter to meet the renewed demand of the mid and upper end segments representing a market potential of R$100 billion per year. With the World Cup to be held in Brazil and the Olympics in Rio de Janeiro, there will be very sizeable investments in infrastructure. We expect to benefit from our strong position in all segments and leverage our strong land bank and network of relationships in that state going forward.

On October 22th we announced our intention to fully incorporate Tenda, which will provide reductions in costs and SG&A expenses, among other benefits to the combined companies, adding value for both Gafisa’s and Tenda’s shareholders. According to the preliminary timeline, we expect to have the final approval by the end of the year. Based on our strategy and the Company’s developments, we believe that we are well-positioned to continue to fund future growth. On a consolidated basis we ended the quarter with $1.1 billion in cash and our financing capacity could soon increase with the issuance of a debenture from CAIXA of up to R$600 million.

In summary, we are very optimistic about the opportunities in our sector and for Brazil overall. Gafisa’s geographic and segment diversification strategies give it flexibility in execution, as does our investment in human talent which includes over 450 engineers in training and another 250 in the field managing over 250 projects throughout the country. Our combination of agility and scale, backed by a solid balance sheet, large land reserves, and a commitment to human talent will ensure the Company’s ability to continue to grow and deliver high returns for our shareholders, while also helping to bridge the gap for needed housing in Brazil.

Wilson Amaral
CEO -- Gafisa S.A.

Page: 2

Recent Developments

Strong Sales Performance of Mid/Mid-high Segments: Sales during the quarter continued to be driven by all segments of Gafisa’s product portfolio. In addition, Gafisa continues to experience strong sales of the mid/mid-high level products of Gafisa and Alphaville. Indicative of the demand recovery at the mid and higher end, were our third quarter launches in São Paulo and Salvador. Already 100% sold, the Magno project in São Paulo which was launched in September will accelerate the start of construction by two months. And, in Salvador, mid-level developments Acupe and Brotas, experienced an 85% sales rate within the first month and a sell-out on its first day of launch, respectively.

Affordable Entry-Level Segment: After a strong sales recovery during the second quarter, bolstered by the announcement and associated marketing of the government backed “Minha Casa Minha Vida” (“MCMV”) program to boost the construction and sales of affordable entry-level housing, TENDA was able to maintain a similarity brisk level of sales during the third quarter at R$358 million on 4.114 units of sales at an average price of approximately R$87 thousand. With the lowest price points in the industry, TENDA’s customers are able to benefit from the strong subsidies provided by the MCMV housing program. Additionally, an October 1st announcement by the government expanded the number of cities currently eligible to receive subsidies and raised the unit price caps for most cities resulting in a larger share of the population that will now be able to access subsidies to purchase their first homes. The announcement included additional geographic expansion beginning in January 2010 bringing to 14 the number of state capitals with a unit price cap to be raised to R$130,000. Currently the only three capitals eligible at that level are São Paulo, Rio and Brasilia. With a national presence and designation as a CAIXA Bank Representative in 6 regions, TENDA is well-positioned to leverage this expanded opportunity for growth.

TENDA and CAIXA: TENDA is currently certified as a banking representative in six major regions (São Paulo, Rio de Janeiro, Minas Gerais, Rio Grande do Sul, Distrito Federal and Baixada Santista). Approximately 77% of Tenda’s Pre-Sales in the 3Q09 took place in these key regions. TENDA is in the process of expanding its certification as a bank representative in other regions where it currently operate to continue to facilitate a more efficient sales and financing process.

Diversified Geographies and Products: In December 2006, the Gafisa-brand, higher income product represented 100% of the Company’s revenues, pre-sales and launches and the Company was present in 10 states and 16 cities with a total of 70 developments. At the end of the third quarter 2009, a more diversified and balanced portfolio prevailed. Gafisa’s mid/mid-high products represent 38% of launches and 48% of pre-sales, while TENDA’s affordable offerings represent 56% of launches and 45% of pre-sales. The Company’s well-known brands are now present in 21 states.

Execution Capacity: During the quarter, Gafisa and its subsidiaries managed the construction of 250 projects in 100 cities. The national work force is bolstered by Gafisa’s focus on recruitment and high quality training. The Company currently has over 450 engineers in training and 250 in the field managing construction projects. The Company’s renowned management training program brings in up to 40 young leaders for 2010 to be deployed throughout the organization and its subsidiaries.

R$600 Million Debenture: On October 15th, 2009 Gafisa called for an Extraordinary General Shareholders’ Meeting to approve the issuance of a debenture from CAIXA in the amount of up to R$600 million to fund additional projects. Final terms are expected to be announced shortly. The debenture will act as a revolving line of credit, allowing Gafisa to fund up to 90% of the total project cost including land and construction costs of units up to R$500,000 in sales price. Financing terms will depend on the number of units priced up to R$130,000 with debenture proceeds to carry a rate of TR+8% and units of R$130,000 to R$500,000 with debenture proceeds to carry a rate of TR+10%. Projects will be utilized as a financing guarantee and the transaction is expected to be completed and start to fund during the fourth quarter. Gafisa is a beneficiary of the Government’s recently renewed commitment to funding the construction of affordable homes by doubling to R$6 billion the amount of FGTS funds available for use to finance home building.

Merger of All TENDA’s Shares: On October 22, the Company announced that it intends to merge all of its subsidiary CONSTRUTORA TENDA S.A.’s shares into Gafisa which currently controls 60% of TENDA. The transaction is expected to result in significant scale advantages and reductions in costs and SG&A expenses, among other benefits to the combined companies. An independent special committee of TENDA’s was formed to evaluate the transaction and Gafisa expects to present to its shareholders for approval the terms of the transaction by the end of 2009.

Page: 3

Operating and Financial Highlights (R$000)	3Q09	3Q08	Var. (%)	9M09	9M08	Var. (%)
Launches (%Gafisa)	514,346	898,657	-42.8%	1,300,871	3,525,380	-63.1%
Launches (100%) 1)	606,463	1,040,362	-41.7%	1,527,298	4,153,232	-63.2%
Launches, units (%Gafisa)	3,621	5,341	-32.2%	6,930	25,890	-73.2%
Launches, units (100%) 1)	3,931	5,934	-33.8%	7,724	28,475	-72.9%
Contracted sales (%Gafisa)	800,247	540,993	47.9%	2,194,124	1,962,368	11.8%
Contracted sales (100%) 1)	961,238	650,865	47.7%	2,587,790	2,348,461	10.2%
Contracted sales, units (% Gafisa)	5,545	3,455	60.5%	15,520	12,967	19.7%
Contracted sales, units (100%) 1)	6,340	3,900	62.6%	17,251	14,433	19.5%

Net revenues	877,101	378,986	131.4%	2,124,806	1,192,560	78.2%
Gross profit	255,174	132,622	92.4%	601,166	378,359	58.9%
Gross margin	29.1%	35.0%	-590 bps	28.3%	31.7%	-343 bps
Adjusted Gross Margin 2)	31.6%	36.7%	-508 bps	31.2%	34.2%	-300 bps
Adjusted EBITDA 3)	179,140	69,788	156.7%	429,754	218,200	97.0%
Adjusted EBITDA margin 3)	20.4%	18.4%	201 bps	20.2%	18.3%	193 bps
Adjusted Net profit 4)	88,574	37,569	135.8%	226,751	149,167	52.0%
Adjusted Net margin 4)	10.1%	9.9%	19 bps	10.7%	12.5%	-184 bps
Net profit	63,717	14,471	340.3%	158,218	97,076	63.0%
EPS (R$)	0.49	0.11	338.5%	1.21	0.75	62.3%
Number of shares ('000 final)	130,508	129,963	0.4%	130,508	129,963	0.4%

Revenues to be recognized	2,905,355	1,971,206	47.4%	2,905,355	1,971,206	47.4%
Results to be recognized 5)	1,015,495	711,313	42.8%	1,015,495	711,313	42.8%
REF margin 5)	35.0%	36.1%	-113 bps	35.0%	36.1%	-113 bps

Net debt and Investor obligations	1,732,040	894,034	93.7%	1,732,040	894,034	93.7%
Cash and availabilities	1,099,687	777,428	41.5%	1,099,687	777,428	41.5%
Equity	1,783,476	1,638,442	8.9%	1,783,476	1,638,442	8.9%
Equity + Minority shareholders	2,336,365	1,684,419	38.7%	2,336,365	1,684,419	38.7%
Total assets	6,931,539	4,468,230	55.1%	6,931,539	4,468,230	55.1%
(Net debt + Obligations) / (Equity + Minorities)	74.1%	53.1%	77.7%	74.1%	53.1%	77.7%

1) Gafisa's and Alphaville's numbers at 100% and Tenda's numbers at company stake
2) Adjusted for capitalized interest
3) Adjusted for expenses with stock options plans (non-cash)
4) Adjusted for expenses with stock options plans (non-cash) and minority shareholders
5) Results to be recognized net from PIS/Cofins - 3.65%; excludes the AVP method introduced by law 11638

Page: 4

Launches

In the 3Q09, Gafisa took a conservative approach to new launch activity while preparing to increase its launches in the 4Q09 in light of the market recovery. During 3Q09, consolidated launches totaled R$514 million, a decline of 43% as compared to 3Q08. 55% of Gafisa launches were projects with price per unit below R$500 thousand, while nearly 42% of Tenda’s launches had prices per unit below R$130 thousand. The Gafisa segment was responsible for 38% of launches, Alphaville accounted for 6% and Tenda for the remaining 56%.Company

The tables below detail new projects launched in the third quarters and 9M of 2009 and 2008:

Table 1 - Launches per company per region
%Gafisa - R$000		3Q09	3Q08	Var. (%)	9M09	9M08	Var. (%)
Gafisa	São Paulo	52,841	185,208	-71%	368,100	637,489	-42%
	Rio de Janeiro	-	137,016	-100%	63,202	330,900	-81%
	Other	143,735	177,385	-19%	255,634	617,554	-59%

	Total	196,576	499,609	-61%	686,936	1,585,943	-57%
	Units	953	1,122	-15%	2,335	4,234	-45%

Alphaville	São Paulo	-	-	---	46,570	-	---
	Rio de Janeiro	-	-	---	35,896	29,343	22%
	Other	29,135	50,937	-43%	51,016	181,992	-72%

	Total	29,135	50,937	-43%	133,482	211,335	-37%
	Units	205	286	-28%	645	1,382	-53%

Tenda 1)	São Paulo	115,499	128,072	-10%	171,256	380,271	-55%
	Rio de Janeiro	46,800	117,837	-60%	129,074	453,626	-72%
	Other	126,336	102,201	24%	180,123	894,204	-80%

	Total	288,635	348,110	-17%	480,453	1,728,102	-72%
	Units	2,463	3,933	-37%	3,951	20,274	-81%

Consolidated	Total - R$000	514,346	898,657	-43%	1,300,871	3,525,380	-63%
	Total - Units	3,621	5,341	-32%	6,930	25,890	-73%

Table 2 - Launches per company per unit price
%Gafisa - R$000		3Q09	3Q08	Var. (%)	9M09	9M08	Var. (%)
Gafisa	≤ R$500K	107,790	286,561	-62%	323,372	1,005,811	-68%
	> R$500K	88,786	213,048	-58%	363,564	580,132	-37%

	Total	196,576	499,609	-61%	686,936	1,585,943	-57%

Alphaville	> R$100K; R$500K	29,135	50,937	-43%	133,482	211,335	-37%

	Total	29,135	50,937	-43%	133,482	211,335	-37%

Tenda 1)	≤ R$130K	121,427	310,185	-61%	352,715	1,589,007	-78%
	> R$130K	167,208	37,925	341%	127,739	139,094	-8%

	Total	288,635	348,110	-17%	480,453	1,728,102	-72%

Consolidated		514,346	898,657	-43%	1,300,871	3,525,380	-63%

1) Includes Tenda, Fit Residencial and Bairro Novo in 2008

Page: 5

Pre-Sales

Pre-sales (net of cancelations) reached R$800 million, a 48% increase compared to R$541 million in 3Q08, and were equivalent to 156% of launches. The Gafisa segment was responsible for 48% of total pre-sales, while Alphaville and Tenda accounted for 7% and 45% respectively. Considering Gafisa’s pre-sales, 62% corresponded to units priced below R$500 thousand, while 87% of Tenda’s pre-sales came from units priced below R$130 thousand. Overall, sales from inventory were robust. Pre-sales for projects launched before 2009 accounted for 61% of our total consolidated sales.

The tables below illustrate a detailed breakdown of our pre-sales for the third quarter and 9M of 2008 and 2009:

Table 3 - Sales per company per region
%Gafisa - R$000		3Q09	3Q08	Var. (%)	9M09	9M08	Var. (%)
Gafisa	São Paulo	176,404	134,978	31%	521,771	454,730	15%
	Rio de Janeiro	58,160	57,618	1%	192,898	250,911	-23%
	Other	149,130	117,694	27%	328,827	339,013	-3%

	Total	383,694	310,290	24%	1,043,496	1,044,654	0%
	Units	1,150	1,054	9%	2,979	2,961	1%

Alphaville	São Paulo	10,884	954	1041%	54,856	6,562	736%
	Rio de Janeiro	12,334	4,978	148%	33,055	10,200	224%
	Other	34,992	46,655	-25%	84,637	167,722	-50%

	Total	58,210	52,587	11%	172,549	184,484	-6%
	Units	281	364	-23%	904	1,001	-10%

Tenda 1)	São Paulo	143,094	46,065	211%	365,612	191,218	91%
	Rio de Janeiro	67,861	9,660	603%	177,556	151,590	17%
	Other	147,388	122,392	20%	434,910	390,422	11%

	Total	358,343	178,117	101%	978,079	733,230	33%
	Units	4,114	2,036	102%	11,637	9,007	29%

Consolidated	Total - R$000	800,247	540,994	48%	2,194,124	1,962,368	12%
	Total - Units	5,545	3,455	61%	15,520	12,969	20%

1) Includes Tenda, Fit Residencial and Bairro Novo in 2008

Table 4 - Sales per company per unit price - PSV
%Gafisa - R$000		3Q09	3Q08	Var. (%)	9M09	9M08	Var. (%)
Gafisa	≤ R$500K	237,137	259,225	-9%	672,629	684,800	-2%
	> R$500K	146,557	51,065	187%	370,867	359,853	3%

	Total	383,694	310,290	24%	1,043,496	1,044,653	0%

Alphaville	> R$100K; ≤ R$500K	58,210	52,587	11%	172,549	184,484	-6%

	Total	58,210	52,587	11%	172,549	184,484	-6%

Tenda 1)	≤ R$130K	311,192	119,033	161%	856,926	636,504	35%
	> R$130K	47,151	59,083	-20%	121,153	96,726	25%

	Total	358,343	178,117	101%	978,079	733,230	33%

Consolidated	Total	800,247	540,994	48%	2,194,124	1,962,368	12%

1) Includes Tenda, Fit Residencial and Bairro Novo in 2008

Page: 6

Table 5 - Sales per company per unit price - Units
%Gafisa - Units		3Q09	3Q08	Var. (%)	9M09	9M08	Var. (%)
Gafisa	≤ R$500K	920	986	-7%	2,431	2,482	-2%
	> R$500K	230	68	236%	549	479	15%

	Total	1,150	1,054	9%	2,979	2,961	1%

Alphaville	> R$100K; ≤ R$500K	281	364	-23%	904	1,001	-10%

	Total	281	364	-23%	904	1,001	-10%

Tenda 1)	≤ R$130K	3,799	1,658	129%	10,846	8,404	29%
	> R$130K	316	378	-17%	791	603	31%

	Total	4,114	2,036	102%	11,637	9,007	29%

Consolidated	Total	5,545	3,455	61%	15,520	12,969	20%

1) Includes Tenda, Fit Residencial and Bairro Novo in 2008

Sales Velocity

In this quarter, Tenda’s sales velocity was affected by the reintroduction of 3,587 units that were previously blocked within the inventory. Such units and the associated projects were examined to determine compliance with Tenda’s minimum economic and financial performance standards. The PSV of these units was reevaluated to better reflect their market value and also adjusted by the INCC (The National Civil Construction Price Index) for the period. Tenda maintain approximately 3,500 units from projects and phases not available for sale out of the inventory, and will continue to do so until they are available for sale again through Tenda’s retail store network.

The consolidated company attained a sales velocity of 22.1% in the third quarter of 2009 following a velocity of 24% in the 2Q09. While Gafisa sales velocity increased as compared to the previous period, the overall company velocity is down mainly due to Tenda’s adjustment and fewer Alphaville launches during the quarter. Without Tenda’s impact the consolidated sales velocity would be 25%.

Table 6 - Sales velocity per company
R$ million	Inventories beginning			*Inventory Release	Inventories end
	of period	Launches	Sales	+ Other	of period	Sales velocity
Gafisa	1,541.8	196.6	383.7	3.5	1,358.1	22.0%
AlphaVille	203.4	29.1	58.2	6.6	180.9	24.3%
Tenda	934.0	288.6	358.3	411.6	1,275.9	21.9%

Total	2,679.2	514.3	800.2	421.7	2,814.9	22.1%

Table 7 - Sales velocity per launch date
		3Q09

	Inventories end of		Sales
	period	Sales	velocity

2009 launches	630,418	310,368	33.0%
2008 launches	1,374,024	234,995	14.6%
2007 launches	618,656	210,753	25.4%
2006 launches	191,846	44,132	18.7%

Total	2,814,944	800,247	22.1%

Operations

Gafisa’s geographic reach and execution capacity is substantial. The Company is upholding and extending its reputation for delivering projects according to schedule and budget, and was present in 21 different states, with 250 projects under development at the close of the third quarter.

Gafisa and its subsidiaries continue to selectively launch successful projects in new regions and in multiple market segments, maximizing returns in accordance with market demand.

Completed Projects

Page: 7

During the third quarter, Gafisa completed 26 projects with 2,867 units equivalent to a PSV of R$403 million. Gafisa and Alphaville delivered 5 and 3 projects respectively and Tenda delivered the remaining 18.

Since 1Q09 the Company has delivered 88 projects, representing 8,766 units and a PSV of R$ 1.2 billion.

Table 8 - Completed projects
	Number of		PSV	Units
	Projects	Completed	(%Gafisa - R$ million)	(%Gafisa)
Gafisa	5	3Q09	170.3	392
Gafisa	6	2Q09	263.7	856
Gafisa	5	1Q09	239.5	543

Total	16		673.5	1,791

Alphaville	3	3Q09	129.8	1,058
Alphaville	1	2Q09	43.1	390
Alphaville	1	1Q09	31.6	654

Total	5		204.5	2,102

Tenda	18	3Q09	102.7	1,417
Tenda	28	2Q09	169.3	2,151
Tenda	21	1Q09	95.3	1,305

Total	67		367.3	4,873

Consolidated	88		1,245.3	8,766

Land Bank

The Company’s land bank of approximately R$15.3 billion is composed of 313 different sites in 21 states, equivalent to more than 116 thousand units. In line with our strategy, 85% of our land bank was acquired through swaps – which require no cash obligations.

The table below shows a detailed breakdown of our current land bank:

Table 9 - Landbank per company per unit price
R$ Million		PSV	%Swap	%Swap	%Swap	Potential units	Potential units
		(%Gafisa)	Total	Units	Financial	(%Gafisa)	(100%)
Gafisa	≤ R$500K	4,189.8	45%	37%	8%	13.9	15.7
	> R$500K	2,903.3	35%	32%	2%	4.1	4.5

	Total	7,093.1	42%	37%	8%	18.0	20.1

Alphaville	> R$100K; ≤ R$500K	3,336.0	96%	0%	96%	21.4	38.7

	Total	3,336.0	96%	0%	96%	21.4	38.7

Tenda	≤ R$130K	3,896.2	28%	28%	0%	49.8	49.8
	> R$130K	1,021.5	5%	5%	0%	5.8	5.8

	Total	4,917.7	22%	22%	0%	55.6	55.6

Consolidated		15,346.8	85%	3%	82%	95.0	114.4

Number of projects
Gafisa	131
AlphaVille	38
Tenda	162

Total	331

Page: 8

Table 10 - Consolidated landbank per region
%Gafisa - PSV
(R$000)	3Q09	3Q08	Var. (%)
São Paulo	5,787,490	6,407,112	-10%
Rio de Janeiro	2,354,409	3,198,783	-26%
Alagoas	1,306,752	1,153,761	13%
Amazonas	21,539	19,699	9%
Bahia	478,053	589,121	-19%
Ceará	66,530	---	---
Distrito Federal	839,579	792,580	6%
Espírito Santo	246,727	230,749	7%
Goiás	342,617	281,016	22%
Maranhão	---	18,067	---
Mato Grosso do Sul	35,783	35,783	0%
Minas Gerais	1,097,882	1,535,227	-28%
Pará	664,072	304,693	118%
Paraíba	32,231	19,652	64%
Paraná	287,498	46,000	525%
Pernambuco	508,791	488,069	4%
Piauí	64,775	---	---
Rio Grande do Norte	83,955	67,224	25%
Rio Grande do Sul	827,962	647,074	28%
Rondônia	---	24,177	---
Roraima	32,249	51,120	-37%
Santa Catarina	177,000	177,000	0%
Sergipe	90,905	241,368	-62%

Total	15,346,798	16,328,274	-6%

3Q09 - Revenues

Due to solid sales performance from 3Q09 launched projects and inventories as well as the accelerated pace of construction, the Company was able to recognize substantial Net operating revenues for 3Q09 which rose by 131% to R$877.1 million from R$378.9 million in 3Q08, with Tenda contributing 29% of the consolidated revenues. Without Tenda’s participation, Gafisa’s quarterly operating revenues were R$622 million, an 89% increase over 3Q08.

Revenues for the industry are recognized based on actual cost versus total budgeted costs of land and construction (Percentage of Completion method or PoC method).

The table below presents detailed information about pre-sales and recognized revenues by launch year:

Table 11 - Sales vs. Recognized revenues
		3Q09				9M09

		Sales	% Sales	Revenues	% Revenues	Sales	% Sales	Revenues	% Revenues
Gafisa	2009 launches	199,368	45%	85,869	14%	419,301	34%	84,697	6%
	2008 launches	110,676	25%	153,559	25%	371,213	31%	271,468	19%
	2007 launches	101,037	23%	291,328	47%	259,447	21%	571,887	41%
	≤ 2006 launches	30,823	7%	91,348	15%	166,085	14%	470,657	34%

	Total Gafisa	441,904	100%	622,104	100%	1,216,045	100%	1,398,708	100%

Tenda 1)	Total Tenda	358,343	---	254,997	---	978,079	---	726,098	---

Total		800,247		877,101		2,194,124		2,124,806

1) Includes Tenda, Fit Residencial and Bairro Novo in 2008

3Q09 - Gross Profits

On a consolidated basis, Gafisa’s third quarter gross profit totaled R$255.2 million, an increase of 92% over 3Q08 and 33% over 2Q09, reflecting our continued growth and business expansion. The gross margin for 3Q09 reached 29.1% (31.6% w/o capitalized interest), 590 basis points lower than in 3Q08, mainly due to the SAP enterprise software implementation that reduced the recognition of construction costs in the 3Q08, subsequently adjusted in the 4Q08. When compared to the 2Q09, the gross margin was 200 basis points higher, mainly due to the improvement of margins at Gafisa/Alphaville.
Without the swap impact, gross margin would be 30.1% .

Page: 9

Table 12 - Capitalized interest
Empresa (R$000)		3Q09	3Q08	2Q09
Gafisa	Initial balance	89,983	59,338	90,081
	Capitalized interest	14,806	13,571	14,936
	Interest transfered to COGS	(17,787)	(6,377)	(15,034)

	Final balance	87,002	66,531	89,983

Tenda 1)	Initial balance	7,255	426	1,443
	Capitalized interest	6,272	112	10,964
	Interest transfered to COGS	(4,018)	50	(5,152)
	Final balance	9,509	588	7,255

Consolidado	Initial balance	97,238	59,764	91,524
	Capitalized interest	21,078	13,683	25,900
	Interest transfered to COGS	(21,805)	(6,327)	(20,186)

	Final balance	96,511	67,119	97,238

1) Includes Tenda, Fit Residencial and Bairro Novo in 2008

3Q09 – Selling, General, and Administrative Expenses (SG&A)

Third quarter SG&A increased to R$113.2 million, mainly due to Tenda’s full consolidation and unique sales model, Gafisa’s expansion and business diversification strategy. As Tenda sales and revenues ramp up in the following quarters, its sales platform costs will be diluted and additionally, its fixed cost ratios improved. When compared to the 3Q08, the Consolidated Selling Expenses/Sales and also the G&A/Net revenue ratios improved, falling respectively by 60 and 140 basis points.

Table 13 - Sales and G&A Expenses per company
Company		3Q09	3Q08	9M09	9M08
Gafisa	Selling expenses	27,701	29,265	74,446	75,781
	G&A expenses	35,604	19,162	103,436	81,499
	SG&A	63,305	48,426	177,882	157,279

	Selling expenses / Sales	6.3%	8.1%	6.1%	6.2%
	G&A expenses / Sales	8.1%	5.3%	8.5%	6.6%
	SG&A / Sales	14.3%	13.3%	14.6%	12.8%

	Selling expenses / Net revenues	4.5%	8.6%	5.3%	6.8%
	G&A expenses / Net revenues	5.7%	5.6%	7.4%	7.3%
	SG&A / Net revenues	10.2%	14.2%	12.7%	14.0%

Tenda 1)	Selling expenses	27,855	5,898	78,897	11,724
	G&A expenses	21,997	11,151	69,396	23,491
	SG&A	49,851	17,049	148,293	35,215

	Selling expenses / Sales	7.8%	5.5%	8.1%	3.6%
	G&A expenses / Sales	6.1%	10.5%	7.1%	7.1%
	SG&A / Sales	13.9%	16.0%	15.2%	10.7%

	Selling expenses / Net revenues	10.9%	15.8%	10.9%	16.4%
	G&A expenses / Net revenues	8.6%	29.8%	9.6%	32.9%
	SG&A / Net revenues	19.5%	45.6%	20.4%	49.2%

Consolidated	Selling expenses	55,556	35,162	153,344	87,504
	G&A expenses	57,601	30,313	172,832	104,990
	SG&A	113,157	65,475	326,175	192,494

	Selling expenses / Sales	6.9%	7.5%	7.0%	5.6%
	G&A expenses / Sales	7.2%	6.5%	7.9%	6.7%
	SG&A / Sales	14.1%	14.0%	14.9%	12.3%
	Selling expenses / Net revenues	6.3%	9.3%	7.2%	7.3%
	G&A expenses / Net revenues	6.6%	8.0%	8.1%	8.8%
	SG&A / Net revenues	12.9%	17.3%	15.4%	16.1%

1) Includes Tenda, Fit Residencial and Bairro Novo in 2008

Page: 10

3Q09 – Other Operating Results

In 3Q09, our results show a positive impact of R$12.6 million, net of provisions, being R$ 52.6 million from the gain related to the incorporation of our subsidiary Fit into Tenda that continued to be amortized over the construction of Fit developments at the time of the incorporation. This gain was partially offset by the provisions related to contingencies associated with a former shareholder of Gafisa, which accounted for R$ 37.8 million of the R$40.0 million in net other operating expenses.

3Q09 – Adjusted EBITDA

We adjust our EBITDA for expenses associated with stock options plans, as it represents a non-cash expense. Our Adjusted EBITDA for the third quarter totaled R$179.1 million, 157% higher than the R$69.8 million for 3Q08, with a consolidated adjusted margin of 20.4%, an increase of 200 basis points from 3Q08. Looking strictly at Gafisa’s business (Gafisa and Alphaville), the adjusted EBITDA margin reached was to 22.8%, while Tenda’s improved to 14.5% .

Table 14 - Adjusted EBITDA per company
(R$000)		3T09	3T08	9M09	9M08
Gafisa	Net Profit	50,958	27,665	124,656	119,187
	(+) Financial result	30,781	(2,994)	54,324	(39,670)
	(+) Income taxes	22,238	16,163	48,615	47,512
	(+) Depreciation and Amortization	5,574	9,871	13,227	26,296
	(+) Capitalized interest	17,787	6,377	49,627	29,012
	(+) Minority shareholders	13,612	16,425	31,186	35,540

	EBITDA	140,950	73,508	321,635	217,878
	(+) Stock option plan expenses	1,105	6,673	8,886	16,550
	Adjusted EBITDA	142,055	80,181	330,522	234,428

	Net Revenues	622,104	341,629	1,398,708	1,121,055
	Adjusted EBITDA margin	22.8%	23.5%	23.6%	20.9%

Tenda	Net Profit	12,759	(13,194)	33,563	(22,111)
	(+) Financial result	227	(433)	(1,387)	(447)
	(+) Income taxes	5,731	1,753	16,288	2,945
	(+) Depreciation and Amortization	4,210	1,531	10,940	3,309
	(+) Capitalized interest	4,018	(50)	11,369	75
	(+) Minority shareholders	8,495	-	22,284	-

	EBITDA	35,440	(10,393)	93,057	(16,228)
	(+) Stock option plan expenses	1,645	-	6,176	-
	Adjusted EBITDA	37,085	(10,393)	99,232	(16,228)

	Net Revenues	254,997	37,357	726,098	71,504
	Adjusted EBITDA margin	14.5%	-27.8%	13.7%	-22.7%

Consolidated	Net Profit	63,717	14,471	158,218	97,076
	(+) Financial result	31,008	(3,427)	52,937	(40,117)
	(+) Income taxes	27,969	17,916	64,903	50,456
	(+) Depreciation and Amortization	9,784	11,402	24,166	29,606
	(+) Capitalized interest	21,805	6,327	60,996	29,087
	(+) Minority shareholders	22,107	16,425	53,471	35,540

	EBITDA	176,390	63,114	414,692	201,649
	(+) Stock option plan expenses	2,750	6,673	15,062	16,550
	Adjusted EBITDA	179,140	69,788	429,754	218,200

	Net Revenues	877,101	378,986	2,124,806	1,192,560
	Adjusted EBITDA margin	20.4%	18.4%	20.2%	18.3%

Note: Gafisa's EBITDA includes negative goodwill amortization (net of provisions) from deal with Tenda (R$14.7 million in the 3Q09 and R$ 77.2 million in the 9M09)
1) Includes Fit Residencial and Bairro Novo in 2008
Note 2: EBITDA Margin without the negative goodwill amortization (net of provisions) from Tenda is 18.7% for the 3Q09 and 16.6% for the 9M09

3Q09 - Depreciation and Amortization

Depreciation and amortization in 3Q09 was R$9.8 million, a decline from the R$11.4 million in 3Q08. The Company no longer amortizes goodwill because of a new accounting rule that requires the assessment of such assets on a yearly basis to determine a reserve for impairment.

3Q09 - Financial Results

Net financial expenses totaled R$31.0 million in 3Q09, compared to a net financial revenue of R$3.4 million in the 3Q08 and a net expense of R$12.7 in the 2Q09. The increase in the 3Q09 was mainly due the higher net debt position, lower interest capitalization and higher spread between the interest paid and received.

Page: 11

3Q09 - Taxes

Income taxes, social contribution and deferred taxes for 3Q09 amounted to R$28.0 million compared to R$17.9 million in 3Q08. The effective tax rate was 25% in 3Q09 and 37% in 3Q08, when the accounting of land for product swaps was introduced.

3Q09 - Adjusted Net Income

Net income in 3Q09 was R$63.7 million. However, if we consider the adjusted net income (before deduction of expenses related to minority shareholders and stock options) this figure reached R$88.6 million, representing a growth of R$ 51.0 million as compared to the R$37.6 million in the 3Q08 and an adjusted net margin of 10.1% .

3Q09 - Earnings per Share

Earnings per share were R$0.49 in 3Q09 compared to R$0.11 3Q08, a 338% increase. Shares outstanding at the end of the period were 130.5 million in 3Q09 and 130.0 million in 3Q08.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method reached R$1.0 billion in 3Q09 from R$1.1 billion in 2Q09. Tenda’s backlog of results to be recognized comprises 40% of the consolidated amount. The consolidated margin in 3Q09 was 35.0%, reflecting a margin of 36.7% from Gafisa and 32.6% from the Tenda business. Tenda’s margin was adjusted with additional costs and provisions in specific projects booked in the 3Q09 to better reflect its future margins.

The table below shows our revenues, costs and results to be recognized, as well as the expected margin:

Table 15 - Results to be recognized (REF)
Empresa (R$000)		3Q09	3Q08	2Q09	3Q09 x 3Q08	3Q09 x 2Q09
Gafisa	Revenues to be recognized	1,661	1,738	1,905	-4.4%	-12.8%
	Costs to be recognized	(1,051)	(1,100)	(1,199)	-4.5%	-12.4%
	Results to be recognized (REF)	609	637	706	-4.4%	-13.6%
	REF margin	36.7%	36.7%	37.0%	24 bps	-34 bps

Tenda 1)	Revenues to be recognized	1,245	234	1,187	432.6%	4.8%
	Costs to be recognized	(839)	(160)	(768)	425.3%	9.2%
	Results to be recognized (REF)	406	74	419	448.5%	-3.1%
	REF margin	32.6%	31.7%	35.3%	94 bps	-267 bps

Consolidado	Revenues to be recognized	2,905	1,971	3,092	47.4%	-6.0%
	Costs to be recognized	(1,890)	(1,260)	(1,968)	50.0%	-4.0%
	Results to be recognized (REF)	1,015	711	1,125	42.8%	-9.7%
	REF margin	35.0%	36.1%	36.4%	-113 bps	-142 bps

Note: Revenues to be recognized are net from PIS/Cofins (3.65%); excludes the AVP method introduced by law 11638 1) Includes Fit Residencial and Bairro Novo in 2008

Page: 12

Balance Sheet

Cash and Cash Equivalents

On September 30, 2009, cash and cash equivalents were equal to R$1.1 billion, 4% higher than the R$1.05 billion as of June 30, 2009, and 42% higher than the R$777.4 million at the close of 3Q08.

Accounts Receivable

Total accounts receivable increased by 4% to R$6.3 billion as of September 30, 2009, compared to R$6.0 billion in 2Q09, and an increase of 80% as compared to the R$3.5 billion balance one year ago, reflecting Tenda’s acquisition and higher sales velocity from new launches. Compared to the 3Q08, total receivables increased by 22% at Gafisa.

Table 16 - Total receivables per company
(R$000)		3Q09	3Q08	2Q09	3Q09 x 3Q08	3Q09 x 2Q09
Gafisa	Receivables from developments - ST	794,640	544,021	461,014	46%	72%
	Receivables from developments - LT	894,943	1,239,502	1,484,807	-28%	-40%
	Receivables from PoC - ST	1,196,271	808,619	812,278	48%	47%
	Receivables from PoC - LT	1,125,009	683,844	1,205,011	65%	-7%

	Total	4,010,862	3,275,986	3,963,110	22%	1%

Tenda 1)	Receivables from developments - ST	779,767	88,037	931,494	786%	-16%
	Receivables from developments - LT	512,093	72,266	255,728	609%	100%
	Receivables from PoC - ST	521,839	19,750	177,048	2542%	195%
	Receivables from PoC - LT	537,291	49,920	718,989	976%	-25%

	Total	2,350,990	229,973	2,083,259	922%	13%

Consolidado	Receivables from developments - ST	1,574,407	632,058	1,392,509	149%	13%
	Receivables from developments - LT	1,407,036	1,311,768	1,740,535	7%	-19%
	Receivables from PoC - ST	1,718,110	828,369	989,326	107%	74%
	Receivables from PoC - LT	1,662,300	733,764	1,924,000	127%	-14%

	Total	6,361,852	3,505,959	6,046,369	81%	5%

Notes:
ST = short term; LT = long term
Receivables from developments: accounts receivable not yet recognized according to PoC and BRGAAP
Receivables from PoC: accounts receivable already recognized according do PoC and BRGAP
1) Includes Fit Residencial and Bairro Novo in 2008

Table 17 - Total receivables maturity per company
(R$000)	Total	Until	Until	Until	Until	After
		Sep/2010	Sep/2011	Sep/2012	Sep/2013	Sep/2013
Gafisa	4,010,862	1,990,869	1,321,061	379,426	128,526	190,980
Tenda 1)	2,350,990	1,301,606	692,995	158,928	34,090	163,371

Consolidado	6,361,852	3,292,475	2,014,056	538,354	162,616	354,351

1) Includes Fit Residencial and Bairro Novo in 2008

Page: 13

Inventory (Properties for Sale)

Our inventory, which includes land, developments in progress and finished units, reached R$1.76 billion in 3Q09, a decline of 2% when compared to R$1.79 billion registered in 2Q09. Inventory reduction was mainly driven by our solid sales performance in this quarter. The higher inventory totals for projects that are less than 30% completed partly reflects an uptick in development activity since signs of economic recovery began to emerge toward the end of 2Q09.

Table 18 - Inventories per company
(R$000)		3Q09	3Q08	2Q09	3Q09 x 3Q08	3Q09 x 2Q09
Gafisa	Land	605,201	518,745	558,984	17%	8%
	Units under construction	579,179	779,939	617,156	-26%	-6%
	Completed units	115,519	76,514	121,130	51%	-5%

	Total	1,299,899	1,375,198	1,297,270	-5%	0%

Tenda 1)	Land	181,682	121,046	188,778	50%	-4%
	Units under construction	247,863	43,477	279,744	470%	-11%
	Completed units	32,988	-	24,133	---	37%

	Total	462,533	164,523	492,655	181%	-6%

Consolidated	Land	786,883	639,791	747,762	23%	5%
	Units under construction	827,042	823,416	896,900	0%	-8%
	Completed units	148,507	76,514	145,263	94%	2%

	Total	1,762,432	1,539,721	1,789,925	14%	-2%

1) Includes Fit Residencial and Bairro Novo in 2008

Table 19 - Inventories at market value per company
PSV - (R$000)		3Q09	3Q08	2Q09	3Q09 x 3Q08	3Q09 x 2Q09
Gafisa	2009 launches	293,757	---	293,807	---	0%
	2008 launches	686,259	1,120,850	801,983	-39%	-14%
	2007 launches	380,894	579,151	444,003	-34%	-14%
	2006 and earlier launches	178,159	338,596	205,365	-47%	-13%
	Total	1,539,068	2,038,597	1,745,157	-25%	-12%

Tenda 1)	2009 launches	336,661	---	136,859	---	---
	2008 launches	687,765	---	483,850	---	42%
	2007 launches 2)	237,763	---	313,298	---	-24%
	2006 and earlier launches	13,687	---	na	---	---
	Total	1,275,876	497,200	934,007	-61%	37%

Consolidated	2009 launches	630,418	---	430,666	---	46%
	2008 launches	1,374,024	1,120,850	1,285,833	23%	7%
	2007 launches	618,656	579,151	757,301	7%	-18%
	2006 and earlier launches	191,846	338,596	205,365	-43%	-7%
	Total	2,814,944	2,535,797	2,679,165	11%	5%

1) Includes Fit Residencial and Bairro Novo in 2008
2) Includes inventories from 2007 and earlier launches

Page: 14

Table 20 - Inventories per company
Units		3Q09	3Q08	2Q09	3Q09 x 3Q08	3Q09 x 2Q09
Gafisa	2009 launches	964	---	887	---	9%
	2008 launches	2,190	4,006	2,634	-45%	-17%
	2007 launches	1,308	2,182	1,608	-40%	-19%
	2006 and earlier launches	1,035	1,662	1,175	-38%	-12%
	Total	5,498	7,850	6,304	-30%	-13%

Tenda 1)	2009 launches	2,621	---	1,273	---	---
	2008 launches	6,006	---	4,797	---	25%
	2007 launches	3,068	---	3,827	---	-20%
	2006 and earlier launches	138	---	na	---	---
	Total	11,833	2,790	9,897	324%	20%

Consolidated	2009 launches	3,585	---	2,160	---	66%
	2008 launches	8,196	4,006	7,431	105%	10%
	2007 launches	4,376	2,182	5,435	101%	-19%
	2006 and earlier launches	1,035	1,662	1,175	-38%	-12%
	Total	17,193	10,640	16,201	62%	6%

1) Includes Fit Residencial and Bairro Novo in 2008
2) Includes inventories from 2007 and earlier launches

Table 21 - Inventories per conclusion status
Company	Not started	Up to 30% constructed	30% to 70% constructed	More than 70% constructed	Finished units	Total
Gafisa	138,764	726,801	461,319	53,407	158,776	1,539,068
Tenda	230,090	909,452	50,226	32,960	53,148	1,275,876

Total	368,854	1,636,253	511,545	86,367	211,925	2,814,944

Page: 15

Liquidity

On September 30, 2009, Gafisa had a cash position of R$1.1 billion On the same date, Gafisa’s debt and obligations to investors totaled R$2,832 million, resulting in a net debt and obligations of R$1,732 million. As of September 30, 2009, 74% of the debt was in the long term and our net debt and obligation to investors to equity and minorities ratio was 74.1% compared to 65.6% in 2Q09. Our cash burn rate increased in the quarter, by 121% from R$111 million in 2Q09 to R$246 million in 3Q09. The increase reflects the resumption of a higher pace of construction in the third quarter and also the fact that in 2Q09 the company completed a R$70 million securitization transaction that offset the use of cash by that amount.

We currently have a total of R$3.5 billion in construction finance lines of credit provided by all of the major banks in Brazil. At this time we have R$2.1 billion in signed contracts and R$284 million in contracts in process, giving us additional availability of R$ 1.1 billion. We do not have exposure to foreign currency through financial instruments. We have R$100 million of debt raised by banks in foreign currency, which were swapped into CDI.

The following tables set forth information on our indebtedness as of September 30, 2009.

Table 22 - Indebtedness and Investor obligations
Type of obligation (R$000)	3Q09	3Q08	2Q09	3Q09 x 3Q08	3Q09 x 2Q09
Debentures	704,920	506,190	500,388	39%	41%
Project financing (SFH)	394,820	276,031	306,348	43%	29%
Working capital	684,956	579,280	674,047	18%	2%
Incorporation of controlling company	---	9,961	5,399	---	---

Total debt - Gafisa	1,784,696	1,371,462	1,486,182	30%	20%

Debentures	619,861	---	607,514	---	---
Project financing (SFH)	78,795	---	73,163	---	8%
Working capital	48,375	---	75,894	---	-36%

Total debt - Tenda 1)	747,031	---	756,571	---	-1%

Total consolidated debt	2,531,727	1,371,462	2,242,753	85%	13%

Consolidated cash and availabilities	1,099,687	777,428	1,056,312	41%	4%

Investor Obligations	300,000	300,000	300,000	0%	0%

Net debt and investor obligations	1,732,040	894,034	1,486,441	94%	17%

Equity + Minority shareholders	2,336,365	1,684,419	2,264,340	39%	3%

(Net debt + Obligations) / (Equity + Minorities)	74.1%	53.1%	65.6%	40%	13%

Table 23 - Debt maturity per company
Company (R$000)	Total	Until September/2010	Until September/2011	Until September/2012	Until September/2013	After September/2013
Debentures	704,920	60,920	394,000	125,000	125,000	---
Project financing (SFH)	394,820	152,823	208,876	29,312	3,809	---
Working capital	684,956	359,178	249,711	36,836	36,906	2,325

Total debt - Gafisa	1,784,696	572,921	852,587	191,148	165,715	2,325

Debentures	619,861	19,861	---	---	300,000	300,000
Project financing (SFH)	78,795	34,584	44,211	---	---	---
Working capital	48,375	23,722	12,192	8,175	4,286	---

Total debt - Tenda 1)	747,031	78,167	56,403	8,175	304,286	300,000

Total consolidated debt	2,531,727	651,088	908,990	199,323	470,001	302,325

% Total		26%	36%	8%	19%	12%

Tenda Incorporation

On October 22nd, we announced our intention to incorporate the remaining 40% of Tenda’s outstanding shares. Among the benefits for the shareholders of both companies we can highlight: scale gains; increase in operational, commercial and administrative efficiency; optimization of consolidated balance sheet; streamlined administration and increased share liquidity.

In accordance with CVM Guidance 35, an independent committee was created to represent Tenda in the negotiation of the transaction terms with Gafisa’s Management. Based on historical prices, Gafisa’s Management believes that an adequate exchange ratio would be between 0.188 and 0.200 of a Gafisa share for each Tenda share.

If the parties achieve satisfactory negotiation terms, according to the anticipated schedule the Extraordinary General Shareholder Meetings to approve the deal could be held until the end of December.

Page: 16

Debentures

On October 15th, 2009, Gafisa called for a General Shareholder meeting to be held on November 16th, 2009, to approve its seventh issuance of debentures by the Company. The debenture is to be non-convertible, issued in one single and indivisible lot with a floating guarantee and additional guarantees (related to the project to be financed), in an amount of up to R$600 million, with a maturity date within 5 years counted from the date of issuance. Registration is to be waived before the Brazilian securities commission.

The debentures covenants are as follows:

Table 24 - Debenture covenants - 4th emission (R$ 240 million)
Debenture covenants - 4th emission - current	Status 1)

(Total debt - Project debt - Cash) / (Equity + Minorities 2) ) < 75%	14.8%

(Total receivables + Finished units) / Total debt > 2.0x	2.6x

1) Covenant status on September 30, 2009
2) Minority shareholders, excluding minorities from FIDC

Table 25 - Debenture covenants - 5th emission (R$ 250 million)
Debenture covenants - 5th emission - current	Status 1)

(Total debt - SFH debt - Cash) / Equity < 75%	53.7%

(Total receivables + Finished units) / (Total debt - Cash) > 2.2x	4.5x

1) Covenant status on September 30, 2009

Table 26 - Selected financials for covenant calculation
Financial statements (R$000)

Total debt	2,531,727
Project debt	619,861
SFH debt	473,615

Cash and availabilities	1,099,687

Total receivables	6,361,852
Receivables - PoC	3,380,410
Receivables - results to be recognized	2,981,442

Finished units	148,507

Equity + Minorities, excl. FIDC	2,286,392
Equity	1,783,476
Minority shareholders (excluding FIDC)	502,916

Outlook

Based on the Company’s strategy for the fourth quarter, Gafisa consolidated launches could be two times higher than the 3Q09 figure. Gafisa continues to expect consolidated sales for the full year 2009 of between R$2.7 and R$3.2 billion and consolidated EBITDA margin is expected to be in the range of 16% - 17% (without Tenda’s goodwill impact), while EBITDA margin for Tenda is expected to be between 14% - 16%.

Page: 17

Glossary

Backlog of Results – As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues and expenses over a multi-year period for each residential unit we sell. Our backlog of results represents revenues minus costs that will be incurred in future periods from past sales.

Backlog of Revenues – As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues over a multi-year period for each residential unit we sell. Our backlog represents revenues that will be incurred in future periods from past sales.

Backlog Margin – Equals to “Backlog of results” divided “Backlog of Revenues” to be recognized in future periods.

Land Bank – Land that Gafisa holds for future development paid either in Cash or through swap agreements. Each decision to acquire land is analyzed by our investment committee and approved by our board of directors.

PoC Method – Under Brazilian GAAP, real estate development revenues, costs and related expenses are recognized using percentage-of-completion (“PoC”) method of accounting by measuring progress towards completion in terms of actual costs incurred versus total budgeted expenditures for each stage of a development.

Pre-sales – Contracted pre-sales are the aggregate amount of sales resulting from all agreements for the sale of units entered into during a certain period, including new units and units in inventory. Contracted pre-sales will be recorded as revenue as construction progresses (PoC method). There is no definition of "contracted pre-sales'' under Brazilian GAAP.

Affordable Entry Level – residential units targeted to the mid-low and low income segments with prices below R$1,800 per square meter.

LOT (Urbanized Lots) – land subdivisions, or lots, with prices ranging from R$150 to R$600 per square meter

SFH Funds – Funds from SFH are originated from the Governance Severance Indemnity Fund for Employees (FGTS) and from savings accounts deposits. Banks are required to invest 65% of the total savings accounts balance in the housing sector, either to final customers or developers, at lower interest rates than the private market.

Swap Agreements – A system in which we grant the land-owner a certain number of units to be built on the land or a percentage of the proceeds from the sale of units in such development in exchange for the land. By acquiring land through this system, we intend to reduce our cash requirements and increase our returns.

PSV – Potential Sales Value.

Page: 18

About Gafisa

We are one of Brazil’s leading diversified national homebuilders. Over the last 55 years, we have been recognized as one of the most professionally-managed homebuilders, having completed and sold more than 980 developments and constructed over 11 million square meters of housing, which we believe is more than any other residential development company in Brazil. We believe “Gafisa” is one of the best-known brands in the real estate development market, enjoying a reputation among potential homebuyers, brokers, lenders, landowners, and competitors for quality, consistency, and professionalism. We serve the lower income housing segments through our majority ownership stake in Construtora Tenda, S.A., a separate publicly-traded company on the Novo Mercado of the BM&FBOVESPA.

Investor Relations
Luiz Mauricio de Garcia Paula
Ana Maria Paro
Marina Noal Arruda
Phone: +55 11 3025-9297 / 9242 / 9305
Email: ri@gafisa.com.br
Website: www.gafisa.com.br/ir

Media Relations (Brazil)
Patrícia Queiroz
Máquina da Notícia Comunicação Integrada
Phone: +55 11 3147-7409
Fax: +55 11 3147-7900
E-mail: patricia.queiroz@maquina.inf.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Page: 19

The following table sets projects launched during the 9 months of 2009:

Table 27 - Projects launched
	Project	Launch Date	Local	% Gafisa	Units (%Gafisa)	PSV (%Gafisa)	% sales 30/set/09
Gafisa	Verdemar –Fase 2	January	Guarujá – SP	100%	77	50,931	38%
Gafisa	Centro Empresarial Madureira	March	Rio de Janeiro – RJ	100%	195	24,208	47%
Gafisa	Brink F2 –Campo Limpo	March	São Paulo – SP	100%	95	23,019	66%
Gafisa	Alegria –Fase 2	April	Guarulhos – SP	100%	139	38,456	51%
Gafisa	Canto dos Pássaros	April	Porto Alegre – SP	80%	112	15,930	28%
Gafisa	Grand Park –Parque Árvores –Seringueira	May	São Luís – MA	50%	74	6,769	72%
Gafisa	Vila Nova São José F1 –Metropolitan	June	São José – SP	100%	96	30,028	28%
Gafisa	Sorocaba	June	Rio de Janeiro – RJ	100%	80	38,995	69%
Gafisa	Vistta Santana	June	São Paulo – SP	100%	178	117,964	69%
Gafisa	Grand Park –Parque Árvores –Salgueiro	June	São Luís – MA	50%	74	6,844	78%
Gafisa	The Place	August	Goiania –GO	80%	25	35,945	30%
Gafisa	Brotas	August	Salvador – BA	50%	291	24,525	99%
Gafisa	Grand Park Árvores –Bambu	August	Belém – PA	50%	74	6,989	69%
Gafisa	Reserva Ibiapaba	September	São Luís – MA	80%	262	35,271	34%
Gafisa	Magno	September	São Paulo – SP	100%	33	52,841	72%
Gafisa	Acupe – BA	September	Salvador – BA	50%	188	16,439	85%
Gafisa	Stake Acquisition1)	– – –	– – –	100%	234	106,923	78%

Gafisa					2,227	632,077	61%

Alphaville	AlphaVille Caruaru	mar–09	Caruaru – PE	70%	172	21,881	100%
Alphaville	AlphaVille Granja Viana	jun–09	São Paulo – SP	33%	110	36,264	100%
Alphaville	AlphaVille Votorantim F2	jun–09	São Paulo – SP	30%	51	10,306	79%
Alphaville	Conceito A Rio das Ostras	jun–09	Rio das Ostras – RJ	100%	106	35,896	14%
Alphaville	AlphaVille Campina Grande	set–09	Campina Grande – PB	53%	205	29,135	46%

Alphaville					645	133,482	64%

Tenda	Vila Real Life –Sitio Cia	abr–09	Salvador	100%	178	14,866	97%
Tenda	FIT Giardino fase 1	abr–09	Caxias do Sul	80%	207	31,916	9%
Tenda	FIT Icoaraci	abr–09	Belém	80%	235	40,065	36%
Tenda	Le Grand Vila Real Tower	mai–09	Belo Horizonte	100%	92	9,162	89%
Tenda	Green Park Life Residence	jun–09	Juiz de Fora	100%	220	23,540	32%
Tenda	Vermont Life	jun–09	Governador Valadares	100%	192	16,512	18%
Tenda	FIT Dom Jaime	jun–09	São Bernardo do Campo	100%	364	55,757	39%
Tenda	Bairro Novo Fase 3	jul–09	Cotia	100%	448	38,000	65%
Tenda	Bariloche	ago–09	Belo Horizonte	100%	80	8,400	78%
Tenda	Mirante do Lago Fase 2A	ago–09	Ananindeua	70%	132	20,700	56%
Tenda	Diamond	ago–09	Rio de Janeiro	100%	312	46,800	5%
Tenda	Parma	set–09	Belo Horizonte	100%	36	4,500	100%
Tenda	Marumbi –Fase 01	set–09	Curitiba	100%	335	61,808	9%
Tenda	Bosque das Palmeiras	set–09	Recife	100%	144	10,768	63%
Tenda	Club Gaudi	set–09	Guarulhos	100%	300	23,579	5%
Tenda	Tony –Passos F1 –Recanto das Rosas	set–09	Ribeirão das Neves	100%	240	20,160	16%
Tenda	Jardim Alvorada	set–09	Guarulhos	100%	180	16,020	60%
Tenda	Bosque Itaquera	set–09	São Paulo	100%	256	37,900	29%

Tenda					3,951	480,453	33%

Total					6,822	1,246,011	50%

1) Includes the part acquired from partners in 10 different projects; % Gafisa is a weight average

Page: 20

The following table sets forth the financial completion of the construction in progress and the related revenue recognized (R$000) during the quarter ended on September, 30th 2009.

	Project	Construction status		% Sold		Revenues recognized (R$000)
		3Q09	2Q09	3Q09	2Q09	3Q09	2Q09
Gafisa	VISTTA SANTANA	44%	0%	69%	45%	35,502	0
Gafisa	PARC PARADISO	60%	42%	99%	99%	27,846	14,882
Gafisa	LONDON GREEN	81%	70%	742%	71%	21,624	14,279
Gafisa	ENSEADA DAS ORQUÍDEAS	57%	48%	95%	92%	18,087	16,695
Gafisa	VP HORTO - FASE 1 (OAS)	66%	49%	98%	99%	17,627	13,886
Gafisa	MAGIC	74%	62%	74%	61%	16,637	11,576
Gafisa	VP HORTO - FASE 2 (OAS)	50%	36%	96%	97%	13,718	1,719
Gafisa	TERRAÇAS ALTO DA LAPA	72%	58%	88%	82%	13,248	8,862
Gafisa	MAGNO	36%	0%	72%	0	13,145	0
Gafisa	BRINK	41%	15%	85%	75%	12,100	1,531
Gafisa	SOROCABA	45%	0%	69%	55%	11,847	0
Gafisa	PQ BARUERI COND - FASE 1	39%	28%	63%	60%	11,674	9,699
Gafisa	VISION	66%	57%	90%	85%	11,264	8,256
Gafisa	ISLA RESIDENCE CLUBE	93%	81%	93%	92%	10,561	11,777
Gafisa	SUPREMO	54%	51%	96%	92%	9,581	6,742
Gafisa	ACQUA RESIDENCIAL	75%	64%	54%	48%	9,392	7,547
Gafisa	VILA NOVA SÃO JOSÉ - F1A	31%	6%	64%	57%	8,567	1,969
Gafisa	VIVANCE RES. SERVICE	93%	76%	95%	90%	8,526	4,487
Gafisa	CSF ACACIA	93%	82%	100%	100%	8,501	7,165
Gafisa	NOVA PETROPOLIS SBC - 1ª FA	49%	42%	49%	45%	8,429	5,631
Gafisa	COLLORI	92%	81%	100%	99%	8,332	6,340
Gafisa	MANSÃO IMPERIAL - F1	32%	24%	67%	51%	7,558	6,592
Gafisa	PRIVILEGE RESIDENCIAL SPE	59%	46%	85%	84%	7,036	5,173
Gafisa	MANHATTAN OFFICE WALL STR	14%	7%	61%	58%	6,716	2,240
Gafisa	GRAND VALLEY	84%	73%	69%	65%	6,174	3,139
Gafisa	ACQUARELLE	54%	44%	82%	77%	6,017	5,241
Gafisa	RESERVA DO LAGO - FASE I	92%	81%	92%	82%	5,487	3,703
Gafisa	BLUE LAND SPE 36	100%	100%	96%	87%	5,450	10,200
Gafisa	OLIMPIC BOSQUE DA SAÚDE	67%	60%	89%	86%	5,406	4,518
Gafisa	BRINK F2 - CAMPO LIMPO	41%	14%	66%	54%	5,305	1,711
Gafisa	SUPREMO IPIRANGA	20%	0%	51%	34%	5,065	0
Gafisa	EVIDENCE	58%	44%	74%	69%	5,015	2,181
Gafisa	SOLARES DA VILA MARIA	52%	41%	100%	100%	4,977	1,959
Gafisa	CSF PRÍMULA	88%	79%	100%	99%	4,916	4,733
Gafisa	TERRAÇAS TATUAPE	37%	28%	67%	55%	4,852	2,189
Gafisa	DETAILS	47%	45%	57%	37%	4,499	6,974
Gafisa	SECRET GARDEN	75%	59%	70%	70%	4,470	2,858
Gafisa	QUINTAS DO PONTAL	62%	55%	31%	24%	4,454	2,399
Gafisa	VERDEMAR - FASE 2	43%	27%	38%	33%	4,406	4,258
Gafisa	ALEGRIA FASE 1	20%	10%	61%	59%	4,152	291
Gafisa	GRAND VALLEY NITERÓI - FASE	35%	28%	92%	93%	4,068	426
Gafisa	MANHATTAN HOME SOHO	18%	0%	45%	38%	3,988	154
Gafisa	PALM VILLE	73%	50%	95%	94%	3,908	2,578
Gafisa	PENÍNSULA FIT	100%	100%	92%	88%	3,840	10,528
Gafisa	ECOLIVE	23%	11%	75%	70%	3,741	1,356
Gafisa	HYPE RESIDENCE SERVICE	100%	100%	93%	83%	3,696	7,588
Gafisa	CELEBRARE RESIDENCIAL	65%	52%	78%	78%	3,620	2,779
Gafisa	RUA DAS LARANJEIRAS 29	63%	59%	100%	100%	3,591	5,280
Gafisa	FIT RESIDENCE SERVICE NITE	98%	84%	88%	86%	3,583	2,840
Gafisa	CHÁCARA SANTANA	37%	33%	94%	90%	3,468	8,635
Gafisa	MONT BLANC	42%	37%	33%	30%	3,319	1,934
Gafisa	ORBIT	59%	53%	47%	39%	3,318	1,431
Gafisa	MAGNIFIC	50%	39%	63%	63%	3,254	1,490
Gafisa	HORIZONTE	63%	50%	100%	100%	3,242	1,577
Gafisa	ICARAÍ CORPORATE	82%	76%	97%	96%	3,183	1,277
Gafisa	ESPACIO LAGUNA - FASE 1	98%	96%	89%	88%	3,130	3,194
Gafisa	CSF DALIA	82%	71%	98%	98%	3,092	1,921
Gafisa	MANHATTAN HOME TRIBECA	18%	0%	33%	29%	3,070	768
Gafisa	CAMPO D'OURIQUE	100%	100%	94%	73%	3,055	2,170
Gafisa	Outros	---	---	---	---	67,306	103,390

Gafisa		---	---	---	---	531,633	384,717

Alphaville	Jacuhy	73%	49%	97%	95%	29,951	17,900
Alphaville	Rio das Ostras	79%	56%	100%	100%	20,200	10,624
Alphaville	Londrina 2	72%	62%	99%	86%	6,196	4,127
Alphaville	Cuiabá II	78%	68%	79%	60%	4,872	3,904
Alphaville	João Pessoa	72%	56%	100%	100%	4,056	3,316
Alphaville	Manaus	25%	12%	82%	80%	3,917	1,700
Alphaville	Barra da Tijuca	74%	71%	73%	73%	3,325	5,045
Alphaville	Santana Residencial	100%	98%	48%	44%	2,960	4,147
Alphaville	Caruaru	16%	4%	98%	98%	2,553	883
Alphaville	Litoral Norte II	20%	7%	57%	45%	2,286	656
Alphaville	Outros	---	---	---	---	10,155	7,372

Alphaville		---	---	---	---	90,471	59,673

Tenda		---	---	---	---	254,997	261,428

Total		---	---	---	---	877,101	705,818

Page: 21

Consolidated Income Statement

R$ 000	3Q09	3Q08	2Q09	9M09	9M08	3Q09 x 3Q08	3Q09 x 2Q09

Gross Operating Revenue
Real Estate Development and Sales	902,196	390,950	723,409	2,184,117	1,224,199	130.8%	24.7%
Construction and Services Rendered	13,265	3,207	9,788	30,352	13,201	313.6%	35.5%
Deductions	(38,360)	(15,171)	(27,379)	(89,663)	(44,840)	152.9%	40.1%

Net Operating Revenue	877,101	378,986	705,818	2,124,806	1,192,560	131.4%	24.3%

Operating Costs	(621,927)	(246,364)	(514,465)	(1,523,640)	(814,201)	152.4%	20.9%

Gross profit	255,174	132,622	191,353	601,166	378,359	92.4%	33.4%

Operating Expenses
Selling Expenses	(55,556)	(35,162)	(51,182)	(153,344)	(87,504)	58.0%	8.5%
General and Administrative Expenses	(57,601)	(30,313)	(59,312)	(172,832)	(104,990)	90.0%	-2.9%
Amortization of gain on partial sale of FIT Residential	52,600	-	52,600	157,800	-	-	-
Other Operating Revenues / Expenses	(40,031)	(10,359)	(16,341)	(79,094)	(13,303)	286.4%	145.0%
Depreciation and Amortization	(9,784)	(11,402)	(6,400)	(24,166)	(29,606)	-14.2%	52.9%

Operating results	144,802	45,386	110,718	329,530	142,956	219.0%	30.8%

Financial Income	33,104	19,474	37,768	106,399	64,389	70.0%	-12.3%
Financial Expenses	(64,112)	(16,048)	(50,488)	(159,336)	(24,272)	299.5%	27.0%

Income Before Taxes on Income	113,794	48,812	97,998	276,593	183,073	133.1%	16.1%

Deferred Taxes	(23,142)	(12,537)	(16,102)	(49,245)	(36,817)	84.6%	43.7%
Income Tax and Social Contribution	(4,828)	(5,379)	(4,519)	(15,659)	(13,639)	-10.2%	6.8%

Income After Taxes on Income	85,824	30,896	77,377	211,689	132,617	177.8%	10.9%

Minority Shareholders	(22,107)	(16,425)	(19,609)	(53,471)	(35,540)	34.6%	12.7%

Lucro líquido	63,717	14,471	57,768	158,218	97,077	340.3%	10.3%

Net Income Per Share (R$)	0.48822	0.11135	0.44322	1.21232	0.74696	338.5%	10.2%

Page: 22

Consolidated Balance Sheet

R$ 000	3Q09	3Q08	2Q09	3Q09 X 3Q08	3Q09 X 2Q09

ASSETS
Current Assets
Cash and banks	215,133	36,478	129,543	489.8%	66.1%
Financial investments	884,554	740,950	926,769	19.4%	-4.6%
Receivables from clients	1,718,110	828,369	989,326	107.4%	73.7%
Properties for sale	1,376,236	1,373,169	1,250,203	0.2%	10.1%
Other accounts receivable	93,722	169,686	78,141	-44.8%	19.9%
Deferred selling expenses	7,205	3,744	13,237	92.4%	-45.6%
Deferred taxes	13,099	0	2,879		355.0%
Prepaid expenses	13,522	17,892	22,098	-24.4%	-38.8%

	4,321,581	3,170,287	3,412,196	36.3%	26.7%
Long-term Assets
Receivables from clients	1,662,300	733,764	1,924,000	126.5%	-13.6%
Properties for sale	386,196	166,552	539,722	131.9%	-28.4%
Deferred taxes	250,846	55,046	227,848	355.7%	10.1%
Other	52,140	97,140	51,456	-46.3%	1.3%

	2,351,482	1,052,501	2,743,026	123.4%	-14.3%
Permanent Assets
Investments	195,088	202,674	195,088	-3.7%	0.0%
Property, plant and equipment	53,698	37,745	49,126	42.3%	9.3%
Intangible assets	9,690	5,023	8,305	92.9%	16.7%

	258,476	245,442	252,519	5.3%	2.4%

Total Assets	6,931,539	4,468,230	6,407,741	55.1%	8.2%

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
Loans and financings	570,307	286,684	388,671	98.9%	46.7%
Debentures	80,781	16,190	113,902	399.0%	-29.1%
Obligations for purchase of land and advances from clients	488,935	462,787	489,656	5.7%	-0.1%
Materials and service suppliers	194,302	100,569	155,701	93.2%	24.8%
Taxes and contributions	132,216	101,722	120,624	30.0%	9.6%
Taxes, payroll charges and profit sharing	61,206	24,277	71,159	152.1%	-14.0%
Provision for contingencies	10,512	2,856	9,437	268.1%	11.4%
Dividends	26,106	-	26,106	---	0.0%
Deferred taxes	52,375	-	28,159	---	86.0%
Other	181,312	83,923	103,128	116.0%	75.8%

	1,798,052	1,079,008	1,506,543	66.6%	19.3%

Long-term Liabilities
Loans and financings	636,639	578,588	746,180	10.0%	-14.7%
Debentures	1,244,000	490,000	994,000	153.9%	25.2%
Obligations for purchase of land	147,168	199,677	140,439	-26.3%	4.8%
Deferred taxes	322,870	93,317	276,582	246.0%	16.7%
Provision for contingencies	59,509	17,187	39,735	246.2%	49.8%
Other	362,843	301,235	360,120	20.5%	0.8%
Deferred income on acquisition	12,499	24,800	15,608	-49.6%	-19.9%
Unearned income from partial sale of investment	11,594		64,194	---	-81.9%

	2,797,122	1,704,804	2,636,858	64.1%	6.1%

Participação de Minoritários	552,889	45,977	547,094	1102.5%	1.1%

Shareholders' Equity
Capital	1,233,897	1,229,518	1,232,579	0.4%	0.1%
Treasury shares	(18,050)	(18,050)	(18,050)	0.0%	0.0%
Capital reserves	190,585	175,025	189,389	8.9%	0.6%
Revenue reserves	218,827	154,871	218,827	41.3%	0.0%
Retained earnings/accumulated losses	158,217	97,077	94,501	63.0%

	1,783,476	1,638,442	1,717,246	8.9%	3.9%

Liabilities and Shareholders' Equity	6,931,539	4,468,230	6,407,741	55.1%	8.2%

Page: 23

Consolidated Cash Flows

	3Q09	3Q08

Net Income	63,717	14,470

Expenses (income) not affecting w orking capital
Depreciation and amortization	12,892	9,633
Goodw ill / Negative goodw ill amortization	(3,107)	1,769
Expense w ith stock option plan	2,749	6,673
Unearned income from partial sale of investment	(52,600)	-
Unrealized interest and charges, net	39,719	43,781
Deferred Taxes	23,142	11,802
Disposal of fixed asset	271	-

Decrease (increase) in assets
Clients	(467,084)	(53,051)
Properties for sale	27,494	(117,656)
Other receivables	(82,314)	(40,944)
Deferred selling expenses	6,032	(446)
Prepaid expenses	8,576	(8,331)

Decrease (increase) in liabilities
Obligations for purchase of land	16,240	79,262
Obligations for purchase of real estate
Taxes and contributions	24,138	10,879
Tax, labor and other contingencies	39,171	1,888
Trade accounts payable	38,601	(18,575)
Advances from customers	(10,231)	(147,810)
Payroll, charges and provision for bonuses payable	(9,950)	(10,219)
Other accounts payable	113,456	(23,013)
Credit assignments payable
Deferred taxes
Income (expenses) from sales to appropriate
Minority Interest	14,593	5,346

Cash used in operating activities	(194,495)	(234,542)

Investing activities

Purchase of property and equipment and deferred charges	(19,120)	(14,297)
Capital contribution to subsidiary companies
Restricted cash in guarantee to loans	(10,224)	-
Acquisition of investments
Cash used in investing activities	(29,344)	(14,297)

Financing activities

Capital increase	1,319	7,547
Contributions from venture partners
Increase in loans and financing	436,562	303,037
Repayment of loans and financing	(187,307)	(61,322)
Assignment of credit receivables, net	15,214	542
Proceeds from subscription of redeemable equity interest in securitization fund	(8,798)	-
Cessão de Crédito Imobiliário - CCI 2007 dividends	-	-

Net cash provided by financing activities	256,990	249,804

Net increase (decrease) in cash and banks	33,151	965

Cash and banks

At the beggining of the period	915,199	776,463
At the end of the period	948,350	777,428

Net increase (decrease) in cash and banks	33,151	965

Page: 27

1. SHAREHOLDERS HOLDING MORE THAN 5% OF THE VOTING CAPITAL AND TOTAL NUMBER OF OUTSTANDING SHARES

			9/30/2009

		Common shares		Total shares

Shareholder	Country	Shares	%	Shares	%

EIP BRAZIL HOLDINGS LLC	USA	24,829,605	18.58%	24,829,605	18.58%
MORGAN STANLEY & CO.(1)	USA	10,174,334	7.61%	10,174,334	7.61%
BANCO ITAÚ(2)	Brazil	7,265,028	5.44%	7,265,028	5.44%

Treasury shares		3,124,972	2.34%	3,124,972	2.34%

Other		88,239,379	66.03%	88,239,379	66.03%

Total shares		133,633,318	100.00%	133,633,318	100.00%

(1) Source: Thomson One - as per Form 13F filed in SEC
(2) Several funds and entities under Banco Itau S.A. management

			9/30/2008

		Common shares		Total shares

Shareholder	Country	Shares	%	Shares	%

EIP BRAZIL HOLDINGS LLC	USA	18,229,605	13.70%	18,229,605	13.70%
MORGAN STANLEY & CO.	USA	16,063,990	12.07%	16,063,990	12.07%
FMR LLC (FIDELITY)	USA	16,381,988	12.31%	16,381,988	12.31%

Treasury shares		3,124,972	2.35%	3,124,972	2.35%

Other		79,286,963	59.58%	79,286,963	59.58%

Total shares		133,087,518	100.00%	133,087,518	100.00%

Page: 24

2. SHARES HELD BY PARENT COMPANIES, MANAGEMENT AND BOARD

		9/30/2009

	Common shares		Total shares

	Shares	%	Shares	%

Shareholders holding effective control of the
Company	24,829,605	18.58%	24,829,605	18.58%
Board of directors	86,616	0.06%	86,616	0.06%
Executive directors	1,367,054	1.02%	1,367,054	1.02%
Fiscal counsil	-	0.00%	-	0.00%

Effective control, shares, board members and
officers	26,283,275	19.67%	26,283,275	19.67%

Treasury shares	3,124,972	2.34%	3,124,972	2.34%

Outstanding shares in the market (*)	104,225,071	77.99%	104,225,071	77.99%

Total shares	133,633,318	100.00%	133,633,318	100.00%

		9/30/2009

	Common shares		Total shares

	Shares	%	Shares	%

Shareholders holding effective control of the
Company	18,229,605	13.70%	18,229,605	13.70%
Board of directors	16,222	0.01%	16,222	0.01%
Executive directors	1,423,040	1.07%	1,423,040	1.07%

Effective control, shares, board members and
officers	19,668,867	14.78%	19,668,867	14.78%

Treasury shares	3,124,972	2.35%	3,124,972	2.35%

Outstanding shares in the market (*)	110,293,679	82.87%	110,293,679	82.87%

Total shares	133,087,518	100.00%	133,087,518	100.00%

Page: 25

3 – COMMITMENT CLAUSE

The Company, its shareholders, directors and board members undertake to settle, through arbitration, any and all disputes or controversies that may arise between them, related to or originating from, particularly, the application, validity, effectiveness, interpretation, breach and the effects thereof, of the provisions of Law No. 6404/76, the Company's By-Laws, rules determined by the Brazilian Monetary Council (CMN), by the Central Bank of Brazil and by the Brazilian Securities Commission (CVM), as well as the other rules that apply to the operation of the capital market in general, in addition to those established in the New Market Listing Regulation, Participation in the New Market Contract and in the Arbitration Regulation of the Chamber of Market Arbitration.

Page: 26

Special Review Report of Independent
Certified Accountants

To the shareholders and management of Gafisa S.A:

1. We have carried out a limited review of the quarterly information of Gafisa S.A. (parent company and consolidated) at September 30, 2009, comprising the balance sheet, the statements of income, changes in shareholders’ equity and cash flow, and the accounting information included in the performance report for the quarter then ended. This information is the responsibility of the Company's management

2. Our review was carried out in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the parent company and its subsidiaries with regard to the main criteria adopted for the preparation of the quarterly information (ITR); and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company's and its subsidiaries’ financial position and operations.

3. Based on our limited review, we are not aware of any material modifications that should be made to the quarterly information referred to in paragraph 1 for such information to be stated in accordance with the regulations of the Brazilian Securities Commission (CVM) applicable to the preparation of quarterly information (ITR).

Page: 1

4. The balance sheet (parent company and consolidated) at June 30 2009, disclosed for comparison purpose, and the statements of income, changes in shareholders’ equity and cash flow (parent company and consolidated) for the six-month period then ended, were reviewed by other independent accountants, which review report dated July 31, 2009, was issued without exceptions. As mentioned in Note 2 (a), in connection with the changes in the accounting practices adopted in Brazil in 2008, the statements of income, changes in shareholders’ equity and cash flows for the quarter and nine-month period ended September 30, 2008, presented for comparison purposes, were adjusted and have been restated pursuant to Accounting Standards and Procedures (NPC) 12 - "Accounting Practices, Changes in Accounting Estimates and Correction of Errors", approved by Resolution No. 506/06. These statements of income, changes in shareholders’ equity and cash flow, and the respective notes to the financial statements, for the quarter and nine-month periods ended September 30, 2008, adjusted and restated, were reviewed by other independent accounts, which review report dated November 5, 2009 was issued without exceptions.

São Paulo, November 5, 2009.

Auditores Independentes	Daniel Gomes Maranhão Júnior
CRC 2SP018.196/O-8	Accountant CRC 1SP-215.856/O-5

Page: 2

CHANGE IN ITEM 20.01 – OTHER RELEVANT INFORMATION

Page: 1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 25, 2009

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.